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Prudential plc and subsidiaries
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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

14 August, 2019

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Name of Registrant)

1 Angel Court,
London EC2R 7AG, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X               Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K is hereby incorporated by reference, in its entirety, into Prudential Public Limited Company's registration statements on Form F-3 (File No. 333-219863) and Form S-8 (File No. 333-213731 and 333-228081).

As used in this document, unless the context otherwise requires, the terms 'Prudential', the 'Group', 'we', 'us' and 'our' each refer to Prudential plc, together with its subsidiaries, while the terms 'Prudential plc', the 'Company' and the 'parent company' each refer to 'Prudential plc'.

FORWARD-LOOKING STATEMENTS

This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, operating environment, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements, including without limitation those referring to the demerger and the expected timing of the demerger, involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, the timing, costs and successful implementation of the demerger of the M&GPrudential business; the future trading value of the shares of Prudential plc and the trading value and liquidity of the shares of the to-be-listed M&GPrudential business following such demerger; future market conditions, including fluctuations in interest rates and exchange rates, the continuance of a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the actual or anticipated political, legal and economic ramifications of the UK's withdrawal from the European Union; the impact of continuing application of Global Systemically Important Insurer (or 'G-SII') policy measures on Prudential; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; disruption to the availability, confidentiality or integrity of Prudential's IT systems (or those of its suppliers); the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report furnished to the US Securities and Exchange Commission on Form 6-K.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Prudential Regulation Authority and UK Financial Conduct Authority or other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses and, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this document, as well as under the 'Risk Factors' heading of any subsequent filing Prudential makes with the US Securities and Exchange Commission, including any subsequent Annual Report on Form 20-F. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

 SUMMARY OF OUR BUSINESS

About Prudential plc

Prudential plc and its affiliated companies constitute one of the world's leading financial services group, serving 26 million customers, with £717 billion of assets under management (as at 30 June 2019). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong and Singapore, and its American Depository Receipts (ADRs) are listed on the New York Stock Exchange. Prudential plc is the parent company of the Prudential group (the Prudential Group, Prudential or the Group). Prudential plc is not affiliated in any manner with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America, whose principal place of business is in the US.

Prudential provides a broad range of financial products and services, primarily to the retail market. Prudential's principal operations are in Asia, the United States (US) and the United Kingdom and Europe (UK and Europe or M&GPrudential). In March 2018, we announced our intention to demerge M&GPrudential from the Group. We have passed a number of important milestones on our way to demerging M&GPrudential from the Group, which will result in two separately listed companies. We believe that the demerger will enable both businesses to maximise their potential performance. Both will have experienced management teams better able to focus on their strategic priorities and distinct investment prospects, as well as improved allocation of resources and greater flexibility in execution. We expect to complete the demerger in the fourth quarter of 2019.

In preparation for the intended demerger of M&GPrudential from Prudential plc, the results presented within this document are identified as being derived from continuing or discontinued operations. Continuing operations comprise our Asia, US, Africa and central operations. Discontinued operations comprise UK and Europe operations, and are also referred to as M&GPrudential within this document. Results for the comparative period have been restated accordingly. Under IFRS, comparative balance sheet amounts are not re-presented for discontinued operations.

 Selected Historical Financial Information

The following table sets forth selected consolidated financial data for Prudential for the periods indicated. Certain data is derived from Prudential's consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 30 June 2019, there were no unendorsed standards effective for the periods presented below which impact the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, the selected consolidated financial data presented below that is derived from Prudential's consolidated financial statements has been prepared in accordance with IFRS as issued by the IASB. This table is only a summary and should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes included elsewhere in this document, together with the Financial Review section.

	Six months ended 30 June

Income statement data	2019(1) $m	2019 £m	2018(8) £m

Profit from continuing operations:
Gross premiums earned	20,699	16,293	14,786
Outward reinsurance premiums	(661)	(520)	(363)

Earned premiums, net of reinsurance	20,038	15,773	14,423
Investment return	31,294	24,633	1,381
Other income	253	199	215

Total revenue, net of reinsurance	51,585	40,605	16,019

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(46,587)	(36,671)	(10,928)
Acquisition costs and other expenditure	(3,444)	(2,711)	(3,285)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(287)	(226)	(189)
Gain (loss) on disposal of businesses and corporate transactions	17	13	(57)

Total charges, net of reinsurance and (loss) gain on disposal of businesses	(50,301)	(39,595)	(14,459)

Share of profits from joint ventures and associates, net of related tax	135	106	82
Profit before tax (being tax attributable to shareholders' and policyholders' returns)(2)	1,419	1,116	1,642
Less tax charge attributable to policyholders' returns	(279)	(220)	(43)

Profit before tax attributable to shareholders	1,140	896	1,599

Total tax charge attributable to policyholders and shareholders	(280)	(221)	(369)
Adjustment to remove tax charge attributable to policyholders' returns	279	220	43

Tax charge attributable to shareholders' returns	(1)	(1)	(326)
Profit from continuing operations for the period	1,139	895	1,273
Profit from discontinued operations for the period, net of related tax(8)	819	645	83

Profit for the period	1,958	1,540	1,356

Six months ended 30 June

	2019(1)	2019	2018(8)

Other data
Earnings per share based on profit attributable to the equity holders of the Company:
Basic
Based on profit from continuing operations	43.7¢	34.4p	49.5p
Based on profit from discontinued operations	31.8¢	25.0p	3.2p

	75.5¢	59.4p	52.7p
Diluted
Based on profit from continuing operations	43.7¢	34.4p	49.4p
Based on profit from discontinued operations	31.8¢	25.0p	3.2p

	75.5¢	59.4p	52.6p
Dividends per share paid in the reporting period:
Second interim ordinary dividend for prior year(5)	42.79¢	33.68p	32.50p
Equivalent cents per share(6)		42.85¢	43.80¢
Market price per share at the end of the period(7)	2,180¢	1,716p	1,735p
Weighted average number of shares (in millions)		2,583	2,573

	As at 30 June		As at 31 December

	2019(1) $m	2019 £m	2018 £m

Statement of financial position data
Total assets	704,669	554,683	508,645
Total policyholder liabilities and unallocated surplus of with-profits funds(9)	366,017	288,112	425,146
Core structural borrowings of shareholder-financed businesses	9,453	7,441	7,664
Total liabilities	679,648	534,988	491,378
Total equity	25,021	19,695	17,267

	As of and for the six months ended 30 June

	2019(1) $m	2019 £m	2018(8) £m

Other data
New business:
Single premium sales from continuing operations(3)	12,369	9,736	9,284
Single premium sales from discontinued operations(3)	7,768	6,115	6,690

	20,137	15,851	15,974
New regular premium sales for continuing operations(3)(4)	2,331	1,835	1,624
New regular premium sales for discontinued operations(3)(4)	118	93	101

	2,449	1,928	1,725
Funds under management	911,131	717,200	664,400

(1)
Amounts stated in US dollars in the half year 2019 US dollar column have been translated from pounds sterling at the rate of $1.2704 per £1.00 (the noon buying rate in New York City on 28 June 2019).

(2)
This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.

(3)
The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders (see EEV Basis, New Business results and Free Surplus Generation section of this document). The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. Internal vesting business is classified as new business where the contracts include an open market option.

  The details shown above for new business include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK and Europe insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

(4)
New regular premium sales are reported on an annualised basis, which represent a full year of instalments in respect of regular premiums irrespective of the actual payments made during the period.

(5)
Under IFRS, dividends declared or approved after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes dividend in respect of the prior year that was declared or approved after the balance sheet date of the prior reporting period. The parent company dividends relating to the reporting period were a first interim ordinary dividend of 16.45 pence per share, as against a first interim dividend of 15.67 pence per share for the first half of 2018.

(6)
The dividend per share has been translated into US dollars at the rate of $1.2723, the noon buying rate in New York City on 17 May 2019 (2018: rate of $1.3476 on 18 May 2018), the date the dividend payment was made.

(7)
Market prices presented are the closing prices of the shares on the London Stock Exchange on the last day of trading for each indicated period.

(8)
Profit from discontinued operations represents the post-tax profit contributed by the UK and Europe operations which are classified as held for distribution at 30 June 2019. A line-by-line analysis of profit for the period for the discontinued UK and Europe operations is included in Note D2.1 to the unaudited condensed consolidated interim financial statements. The half year 2018 comparative results have been re-presented from those previously published accordingly (as described in not A2 of the unaudited condensed consolidated interim financial statements).

(9)
The balance as at 30 June 2019 of £288,112 million is for the Group's continuing operations only, following the classification of UK and Europe as discontinued operations. Total policyholder liabilities and unallocated surplus of with-profits funds for discontinued UK and Europe operations as at 30 June 2019 was £174,720 million. The comparative total policyholder liabilities and unallocated surplus of with-profits funds at 31 December 2018 of £425,146 million included £164,889 million from discontinued UK and Europe operations.

Summary Overview of Operating and Financial Review and Prospects

The following summary discussion and analysis should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes for the period ended 30 June 2019 included in this document.

A summary of the critical accounting policies which have been applied to these statements is set forth in the section below titled 'IFRS Critical Accounting Policies'.

The results discussed below are not necessarily indicative of the results to be expected in the full year 2019 or in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors, including those set forth in 'Risk Factors' and elsewhere in this document.

Introduction and overview

In the first half of 2019, Prudential continued to provide a broad range of financial products and services, primarily to the retail market. The accounting policies applied by Prudential in determining the IFRS basis results reflected in Prudential's unaudited condensed consolidated interim financial statements for the period ended 30 June 2019 are the same as those previously adopted in Prudential's consolidated financial statements for the year ended 31 December 2018, except for the adoption of the new accounting pronouncements as described in note A3 to the unaudited condensed consolidated interim financial statements.

By focusing on key areas of sustained operational improvement and continued investment we have both delivered growth over the half year and positioned ourselves to deliver further growth, despite an uncertain geopolitical and macroeconomic outlook.

We have passed a number of important milestones on our way to demerging M&GPrudential from the Group, which will result in two separately listed companies. We believe that the demerger will enable both businesses to maximise their potential performance. Both will have experienced management teams better able to focus on their strategic priorities and distinct investment prospects, as well as improved allocation of resources and greater flexibility in execution. We expect to complete the demerger in the fourth quarter of 2019. We are also preparing the Prudential plc Group for life beyond the demerger, and intend to enhance our effectiveness, efficiency and alignment with stakeholders. Throughout the process of preparing for demerger, all of our businesses and people have worked hard on delivering value and service for our customers and this, in turn, has contributed to our performance.

In preparation for the intended demerger of M&GPrudential from Prudential plc, the results presented within my report are identified as being derived from continuing or discontinued operations. Continuing operations comprise our Asia, US, Africa and central operations. Discontinued operations comprise UK and Europe operations, and are also referred to as M&GPrudential within this report. Results for the comparative period have been restated accordingly. Under IFRS, comparative balance sheet amounts are not re-presented for discontinued operations.

In Asia, we are continuing to grow at pace, while benefiting from high-quality recurring income. We continue to invest in Asia. Over the 18 month period since the start of 2018 this has included the acquisition, in 2018, of our initial 65 per cent interest in TMB Asset Management Co., Ltd. in Thailand for £197 million1 and the renewal of our regional strategic bancassurance alliance with UOB for an initial fee of £662 million6 (£230 million6 of which was paid in the first half of 2019). In the US, we are diversifying the product mix and building new distributor relationships.

Across the Group, we are well placed to continue fulfilling our purpose of helping people plan for the future with confidence by removing the uncertainty from life's big financial events. In Asia, we are focused on serving the health, protection and savings needs of the region's rapidly growing and increasingly affluent population, and we have intensified our drive to strengthen and deepen our operational capabilities through innovative product design, broadened distribution, including via non-traditional partners, and differentiated value-added services for our customers. In the US, we are continuing to target the growing asset pool in the world's largest retirement market, while M&GPrudential is addressing the compelling retirement and savings opportunity in the UK and internationally.

This positive performance has been achieved against the background of a geopolitical and macroeconomic environment that remains uncertain. During the first half of 2019, major equity markets performed strongly, notably with the S&P 500 index up 17 per cent and the MSCI Asia excluding Japan index up 9 per cent, while in the second half to date they have been more volatile.

Economic growth moderated but was still respectable in the US and China, with GDP2 up 1.3 per cent and 3.0 per cent in the period, respectively, while Europe was subdued and the UK was affected by continued Brexit uncertainty. Longer-term yields fell in the US, the UK and in Asia markets and credit conditions remained benign.

Currency volatility

Sterling weakened moderately compared with most of the currencies in our major international markets over the first half of 2019, and has weakened further in the second half. To aid comparison of underlying progress, we continue to express and comment on the performance trends of our international businesses on a constant exchange rate basis.

Our approach to evaluating the financial performance of the Group is to present percentage growth rates before the impact of the fluctuations in the value of sterling against local currencies in the US and Asia. In a period of currency volatility, this approach allows a more meaningful assessment of underlying performance trends. This is because our businesses in the US and Asia receive premiums and pay claims in local currencies and are, therefore, not exposed to any cross-currency trading effects. To maintain comparability in the discussion below, the same basis has been applied. Growth rates based on actual exchange rates (AER) are also shown in the financial tables presented in this report. Consistent with previous reporting periods, the assets and liabilities of our overseas businesses are translated at period-end exchange rates so the effect of currency movements has been fully incorporated within reported shareholders' equity.

The table below explains how the Group's profit after tax on an IFRS basis reconciles to profit before tax and the supplementary analysis of adjusted IFRS operating profit based on longer-term investment returns. Further explanation of the determination of adjusted IFRS operating profit based on longer-term investment returns is provided in the 'Basis of Performance Measures' section. Further explanation of non-operating items is provided in the sub-section 'Non-operating items'. The table presents the half year 2018 results on both AER and CER basis so as to eliminate the impact of exchange translation. AER results are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. CER results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

IFRS Profit after tax

	Actual Exchange Rate			Constant Exchange Rate

	2019 £m Half year	2018* £m Half year	Change %	2018* £m Half year	Change %

Profit for the period	1,540	1,356	14%	1,434	7%
Remove profit for the period from discontinued operations	(645)	(83)	n/a	(83)	n/a

Profit for the period from continuing operations	895	1,273	(30)%	1,351	(34)%
Tax charge attributable to shareholders' returns	1	326	100%	343	100%

Profit from continuing operations before tax attributable to shareholders	896	1,599	(44)%	1,694	(47)%

Non-operating items:

Short-term fluctuations in investment returns on shareholder backed business	1,124	(9)	n/a	(8)	n/a
Amortisation of acquisition accounting adjustments	17	22	23%	23	26%
Loss (gain) on disposal of businesses and corporate transactions	(13)	57	n/a	60	n/a

	1,128	70	1,511%	75	1,404%

Adjusted IFRS operating profit based on longer-term investment returns before tax from continuing operations	2,024	1,669	21%	1,769	14%

Analysed into:
Asia	1,198	1,016	18%	1,055	14%
US	1,215	1,002	21%	1,065	14%
Other income and expenditure	(366)	(329)	(11)%	(331)	(11)%
Restructuring costs	(23)	(20)	(15)%	(20)	(15)%

Adjusted IFRS operating profit based on longer-term investment returns before tax from continuing operations	2,024	1,669	21%	1,769	14%

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2 of the unaudited condensed consolidated interim financial statements).

In the remainder of this section every time we comment on the performance of our businesses (except with respect to cash remittances), we focus on their performance measured in local currency (presented here by reference to percentage growth expressed at CER terms) unless otherwise stated. In each such case, the performance of our businesses in AER terms is explained by the same factors discussed in the comments below and the impact of currency movements implicit in the CER data.

Financial performance

Profit after tax from continuing operations for half year 2019 was £895 million compared to a profit of £1,273 million in the first half of 2018 (on an AER basis). The decrease reflects the movement in profit before tax attributable to shareholders, which decreased from £1,599 million in half year 2018 (on an AER basis) to £896 million in half year 2019, offset partially by a decrease in the tax charge attributable to shareholders' returns from £326 million in half year 2018 (on an AER basis) to £1 million in half year 2019.

On an AER basis, the decrease in profit from continuing operations before tax attributable to shareholders from £1,599 million in half year 2018 to £896 million in half year 2019 reflects an unfavourable change in non-operating items of £1,058 million, from a loss of £(70) million in 2018 to a loss of £(1,128) million) in 2019. This has been offset partially by an increase in adjusted IFRS operating profit based on longer-term investment returns from continuing operations of £355 million. The unfavourable change in non-operating items of £1,058 million is primarily driven by increased equity hedge losses in the US (net of associated policyholder liability movements) following higher equity market levels in the period. The improvement of £355 million in total adjusted IFRS operating profit based on longer-term investment returns from continuing operations on an AER basis reflects primarily an increase in the amount contributed by both Asia (from £1,016 million to £1,198 million) and the US (from £1,002 million to £1,215 million), which are further explained below.

The increase of £355 million (or 21 per cent) in total adjusted IFRS operating profit based on longer-term investment returns from continuing operations includes a negative exchange translation impact of £100 million. Excluding the currency volatility, on a CER basis, total adjusted IFRS operating profit based on longer-term investment returns from continuing operations increased from £1,769 million to £2,024 million, 14 per cent higher than the equivalent amount in half year 2018.

Our performance was led by our Asia business, which delivered double-digit growth in adjusted IFRS operating profit based on longer-term investment returns (up 14 per cent4). In the US, Jackson's adjusted IFRS operating profit based on longer-term investment returns increased by 14 per cent4.

Over the period, IFRS shareholders' funds increased by 14 per cent to £19.7 billion (31 December 2018: £17.2 billion), reflecting profit after tax of £1,540 million (2018: £1,356 million on an actual exchange rate basis). Other movements in shareholders' funds include positive net unrealised valuation movements on US investments classified as available-for-sale of £1,726 million, offset by dividend payments to shareholders of £870 million.

Our Group Solvency II surplus7,8 is estimated at £16.7 billion, equivalent to a cover ratio of 222 per cent (31 December 2018: £17.2 billion; 232 per cent).

We have increased our first interim ordinary dividend by 5 per cent to 16.45 pence per share, in line with our existing dividend policy.

Asia

Our broad portfolio of life insurance and asset management businesses, high-quality products with distinctive value-added services and multi-channel strategy ensured that we continue to benefit from growing demand for the health, protection and savings solutions we provide.

Our multi-platform distribution in the region, with strong agency forces and bank partnerships, and growing digital channels, is continuing to drive our performance. We have continued to grow on a broad base in the region. In Hong Kong, a significant portion of our sales came from visitors from Mainland China.

We are also seeing a stabilisation in sales in Indonesia following the refresh of our product line and action in agency force productivity, with a strong performance in the second quarter leading to overall sales growth. We have formed a strategic partnership with PT Visionet International (OVO), a leading digital payments, rewards and financial services platform in Indonesia, which we expect will enhance our reach in one of Asia's largest insurance markets, with a population that is increasingly embracing digital tools.

Our sales through our joint venture, CITIC-Prudential, are up and we have received approval to open our 20th branch in Mainland China, in Shaanxi province. Through our joint venture, we now have a comprehensive network of 231 sales offices in 89 cities, with access to regions accounting for 80 per cent of Mainland China's GDP.

Our Asian asset manager, Eastspring, has grown adjusted IFRS operating profit based on longer-term investment returns by 12 per cent, supported by disciplined expense management and the acquisition of TMB Asset Management in the second half of 2018. Its assets under management grew to £169.5 billion, with positive external net flows in the first half of 2019 of £3.1 billion, excluding money market funds (2018: net outflows of £0.9 billion on an actual exchange rate basis), driven by strong retail bond flows in Thailand and equity flows in Korean pensions.

We are continuing to develop our distribution reach in Asia, including through the renewal of our successful regional strategic bancassurance alliance with United Overseas Bank Limited. To ensure that we provide our solutions as widely as possible across the region, we have also been actively tailoring our propositions to suit digital sales channels. In the first half of 2019 we have activated our partnership with O bank, our digital bank partner in Taiwan, and will look to build on this success through UOB's new digital bank, TMRW.

We are continuing to build partnerships in Asia in a number of areas. We are committed to improving access to healthcare, and have launched Pulse by Prudential, a digital health app that is the first of its kind to offer holistic health management to consumers. The health technology and services company Tictrac has become one of our partners in Pulse, joining Babylon Health as part of our health ecosystem. Earlier this month, we also announced partnerships with Halodoc, Indonesia's homegrown healthcare start-up, to help deliver digital solutions that will meet a critical need for affordable and accessible healthcare, and with MyDoc, which offers consumers access to health services on their mobile phones. Following its launch in Singapore in 2018, we expanded PRUworks, our digital ecosystem designed to help small and medium-sized enterprises (SMEs) grow their businesses, to Indonesia. We have also entered into an agreement with specialist technology provider , whose cloud-computing technology will be integrated into PRUworks and will facilitate the platform in offering one-stop access to insurance products, employee benefits and business services to small and medium-sized enterprises across Asia. At the same time, we are making good progress with our tailored offering for high net worth clients in Singapore, Opus by Prudential, which is designed to address the unfulfilled wealth protection needs of this fast-growing sector. All of these initiatives enable us to offer improved services to more customers.

US

Our approach in this market has been to proceed with discipline. Consumer regulation in the US, while now starting to become clearer, has been uncertain for some time, and has resulted in an industry-wide slowdown in variable annuity sales. In addition, we successfully integrated last year's John Hancock paid-up annuities bolt-on transaction, which increased diversification and contributed materially to the US statutory capital generation in the period.

Jackson has a strong record of product innovation, exceptional distribution relationships, trust and credibility. During the period we added to our products in the fixed-annuity space, which we expect to contribute to sales later in the year. We have a leading position in the annuities industry, with strong long-term economics, and our operating platform has industry-leading cost advantages and is highly digital and scalable. We are in the process of driving a more diversified product mix and developing relationships with new distributors. We are actively exploring options to support the acceleration of this diversification, for example through reinsurance and third-party financing.

Africa

We have also continued to expand our presence in Africa, one of the world's most dynamic and promising regions. In July, we completed our acquisition of a 51 per cent stake in the leading life insurer, Group Beneficial, operating in West and Central Africa, enabling us to enter Cameroon, Côte d'Ivoire and Togo. Combined with our launch over the last five years of businesses in Ghana, Kenya, Uganda, Zambia and Nigeria, this latest step means we now operate in markets in Africa with a total population of almost 400 million.

Demerger of M&GPrudential (reported as discontinued operations)

We expect to complete the demerger of M&GPrudential as planned. Preparations are complete for the Hong Kong Insurance Authority to be the Group-wide supervisor of the Prudential plc Group, and M&GPrudential's Board is in place. We expect to complete the demerger in the fourth quarter of 2019, subject to shareholder approval. At the same time, M&GPrudential is strongly focused on its internal merger and transformation programme and preparing for entry to the market as a separately listed independent company. It has also announced that it will change its name in preparation for listing to M&G plc, providing a single corporate identity while retaining its two customer-facing brands of Prudential and M&G Investments.

M&GPrudential is an asset manager and asset owner, operating in attractive, growing markets underpinned by long-term favourable trends, in particular ageing populations and the shift of responsibility for retirement to the private sector. Total funds under management5 grew by 6 per cent in the period to £341.1 billion, including PruFund positive net flows of £3.5 billion, leading to total PruFund assets under management of £49.6 billion as at 30 June 2019. M&G's external assets under management were up 4 per cent in the first half of 2019 to £153.0 billion, with market impacts more than offsetting net outflows in the period. The slowdown in industry-defined benefit pension transfers, compared with the elevated volumes in the prior year, contributed to reductions in sales. M&GPrudential's savings and asset management operations are well positioned in with-profits savings, retail asset management and institutional asset management, while its annuity and other insurance operations have a large customer base with long-duration products.

Outlook

We believe our performance for the first half of the year and our continuing operational improvements leave us well positioned as we move forward. We are innovating and investing to grow the range of products and solutions we can offer our clients.

The long-term underlying demographic and economic trends in Asia remain positive and strong, notwithstanding short-term macro volatility, and we expect our broad portfolio to continue to expand. We are carefully monitoring developments in Hong Kong. The strategic focus of the Asia business on recurring premium health and protection businesses, reflected in IFRS earnings through growth in insurance margin, is expected to continue.

In the US, we have recently entered a period of greater regulatory clarity than has been the case in recent years, and expect a process of normalisation in the sales environment for our products. At the same time, we are seeing significant shifts across the market towards fixed and fixed-index annuities. We will continue to follow an active portfolio approach to our business and focus on execution and operational delivery. US IFRS earnings are expected to remain sensitive at an operating level to the impact of equity markets on separate account balances, which drive fee revenues, and on the acceleration and deceleration of deferred acquisition costs (DAC) amortisation.

Interest rates have declined in 2019, and if this trend continues it could influence the level of income from our interest-bearing instruments. Equity market and interest movements will also impact shareholders' returns through hedging positions held for risk management purposes, the valuations of bonds held and changes to associated liability valuations, for which there is a degree of accounting mismatch with the assets held to support them.

The strength of our opportunities and our diversification in terms of geographies, products and distribution platforms leave us well positioned to deal with the protectionist developments and political uncertainties currently affecting the global economy and driving volatility in markets.

We expect to complete the demerger of M&GPrudential in the fourth quarter of 2019. We have refined our strategy as Prudential plc to be Asia-led, focused on structural growth markets, aiming for our US business to deliver enhanced cash returns through the accelerated diversification of its book and we are actively exploring options to achieve this. We are confident that, while managing risks conservatively, we will continue to deliver important benefits for our customers and profitable growth for our shareholders.

Notes

1
On an actual exchange rate basis.
2
Source: OECD Quarterly National Accounts, Quarterly Growth Rates of real GDP, change on previous quarter, combined for Q1 and Q2 2019.
3
Adjusted IFRS operating profit based on longer-term investment returns is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1 of the IFRS financial statements.
4
Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated.
5
Represents M&GPrudential asset management external funds under management and internal funds included on the M&GPrudential long-term insurance business balance sheet.
6
Translated using a Singapore dollar: Sterling foreign exchange rate of 1.7360.
7
The Group shareholder capital position covers continuing and discontinued operations and excludes the contribution to own funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date.
8
Estimated before allowing for first interim ordinary dividend (31 December 2018: second interim ordinary dividend).

FINANCIAL REVIEW

IFRS Critical Accounting Policies

Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU. The Group's policy for preparing this condensed consolidated interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRSs and other policy improvements. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 30 June 2019, there were no unendorsed standards effective for the period ended 30 June 2019 affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, Prudential's financial information for the period ended 30 June 2019 has been prepared in accordance with IFRSs as issued by the IASB. Prudential adopts mandatory requirements of new or altered EU-adopted IFRSs when required, and may consider earlier adoption where permitted and appropriate in the circumstances.

The preparation of our consolidated financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, which are both recognised and unrecognised (eg contingent liabilities) in the primary financial statements. Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets, on a periodic basis.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and that can potentially give rise to different results under different assumptions and conditions.

Prudential's critical accounting policies and the critical aspects of its estimates and judgements in determining the measurement of the Group's assets and liabilities are further discussed 'IFRS Critical Accounting Policies' of the Group's 2018 annual report on Form 20-F. In preparing the unaudited condensed consolidated interim financial statements included elsewhere in this document, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were for the same items as those described therein, which are:

  –
  Classification of insurance and investment contracts;
  –
  Measurement of policyholder liabilities and unallocated surplus of with-profits funds;
  –
  Deferred acquisition costs for insurance contracts;
  –
  Financial investments – Valuation;
  –
  Financial investments – Determining impairment in relation to financial assets; and
  –
  Intangible assets – Carrying value of distribution rights.

In addition to the above, management has performed an assessment in accordance with IFRS 5, 'Non-current assets held for distribution' of its UK and Europe operations, M&GPrudential, which the Group is planning to demerge from the Prudential plc group. Following this assessment, the results of M&GPrudential have been classified as held for distribution and as discontinued operations at 30 June 2019 in the unaudited condensed consolidated interim financial statements.

 Summary Consolidated Results and Basis of Preparation

The following table shows Prudential's consolidated total profit on an AER basis for the periods indicated.

	2019 £m	2018* £m

	Half year	Half year

Total revenue, net of reinsurance	40,605	16,019
Total charges, net of reinsurance and gain (loss) on disposal of businesses	(39,595)	(14,459)
Share of profits from joint ventures and associates, net of related tax	106	82

Profit before tax from continuing operations(being tax attributable to shareholders' and policyholders' returns)†	1,116	1,642
Less tax charge attributable to policyholders' returns	(220)	(43)

Profit before tax from continuing operations attributable to shareholders	896	1,599

Total tax charge	(221)	(369)
Less: tax attributable to policyholders' returns	220	43

Tax charge attributable to shareholders' returns	(1)	(326)

Profit from continuing operations for the period	895	1,273

Profit from discontinued operations for the period, net of related tax	645	83

Profit for the period	1,540	1,356

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2 of the unaudited condensed consolidated interim financial statements).
†
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

Under IFRS, the pre-tax GAAP measure of profits is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders for two reasons. Firstly, this profit measure represents the aggregate of pre-tax results attributable to shareholders and a pre-tax amount attributable to policyholders. Secondly, the amount is determined after charging the transfer to the liability for unallocated surplus, which in turn is determined in part by policyholder taxes borne by the ring-fenced with-profits funds. It is noted that, for the continuing operations, this circular feature is specific to structured overseas funds that are similar to with-profits funds in the UK, and should be distinguished from other products which are referred to as 'with-profits', and the general accounting treatment of premium or other policy taxes.

Accordingly, Prudential has chosen to explain its unaudited condensed consolidated interim results principally by reference to profit for the period, reflecting profit after tax. In explaining movements in profit for the period, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in note B1 to Prudential's unaudited condensed consolidated interim financial statements. This basis is used by management and reported externally to the holders of Prudential's securities and the financial markets on which such securities are listed. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

Explanation of Movements in Profit after Tax and Profit before Shareholder
Tax by Reference to the Basis Applied for Segmental Disclosure

a)    Group overview

Profit after tax for half year 2019 was £1,540 million compared to £1,356 million in half year 2018. This £184 million increase reflects an increase of £562 million in the net of tax result for discontinued operations (representing the profits attributable to M&GPrudential), from a profit of £83 million in half year 2018 to a profit of £645 million in half year 2019. This was offset partially by a decrease in the profit from continuing operations after tax of £378 million, from £1,273 million to £895 million. The rest of the discussion below focuses on continuing operations.

The decrease in profit from continuing operations after tax of £378 million reflects a decrease in profits before tax attributable to shareholders of £703 million, from £1,599 million in half year 2018 to £896 million in half year 2019, offset partially by a £325 million reduction in the tax charge attributable to shareholders, which decreased from £326 million to £1 million.

The decrease in IFRS profit before shareholder tax from continuing operations from £1,599 million in half year 2018 to £896 million in half year 2019 is primarily due to a £1,058 million increase in non-operating loss from £(70) million to £(1,128) million, offset partially by a £355 million increase in adjusted IFRS operating profit based on longer-term investment returns. The unfavourable movement in non-operating items is primarily due to short-term fluctuations in investment returns on shareholder-backed businesses which were negative £1,124 million (2018: positive £9 million on an actual exchange rate basis). This comprised positive £420 million (2018: negative £326 million on an AER basis) for Asia, negative £1,521 million (2018: positive £244 million on an AER basis) in the US and negative £23 million (2018: positive £91 million on an AER basis) in other operations.

The increase of £355 million (or 21 per cent) in adjusted IFRS operating profit based on longer-term investment returns from continuing operations includes the negative impact of exchange translation of £100 million. Excluding the currency volatility, on a CER basis, the Group adjusted IFRS operating profit based on longer-term investment returns increased by £255 million (or 14 per cent) reflecting double-digit growth in the Group's Asia and US businesses.

The effective tax rate on the total IFRS profit from continuing operations was less than one per cent in the first half of 2019 (2018: 20 per cent). The lower rate is mainly due to non-operating taxable losses arising in the US.

b)    Summary by business segment and geographical region

The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8, 'Operating Segments' on the basis of the management reporting structure and its financial management information. Further details on the Group's determination of operating segments is provided in the 'Basis of Performance' section.

The following table shows Prudential's IFRS consolidated total profit after tax for the periods indicated presented by summary business segment. The accounting policies applied to the segments below are the same as those used in the Group's consolidated accounts.

	2019 £m	2018* £m

	Half year	Half year

Asia	1,637	539
US	(210)	970
Unallocated to a segment†	(532)	(236)

Profit from continuing operations for the period	895	1,273
Profit from discontinued operations for the period, net of related tax	645	83

Total profit for the period	1,540	1,356

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2 of the unaudited condensed consolidated interim financial statements).
†
Includes central operations (Group and Asia Regional Head Offices and Group borrowings), Prudential Capital, the Group's existing treasury company, and Africa operations.

Asia

The following table shows the movement in profit arising from Asia operations and its components (insurance and asset management) for the periods indicated:

	2019 £m	2018 £m

	Half year	Half year

Insurance operations	1,722	589
Asset management	103	89

Profit before shareholder tax	1,825	678
Shareholder tax charge	(188)	(139)

Profit after tax	1,637	539

The increase of £1,098 million in profit after tax from £539 million in half year 2018 to £1,637 million in half year 2019 primarily reflects an increase in the profit before shareholder tax of £1,147 million from £678 million to £1,825 million offset marginally by an increase in shareholder tax charge from £(139) million to £(188) million.

The increase of £1,147 million in profit before shareholder tax includes an increase of £1,133 million in insurance operations from £589 million to £1,722 million and an increase in asset management operations from £89 million to £103 million.

The increase of £1,133 million in the profit before shareholder tax of insurance operations primarily reflects an increase in adjusted IFRS operating profit based on longer-term investment returns of £168 million from £927 million to £1,095 million and a favourable movement in non-operating items of £965 million from a loss of £(338) million to a gain of £627 million. The increase of £168 million in adjusted IFRS operating profit based on longer-term investment returns include a negative exchange translation impact of £36 million. Excluding the currency volatility, adjusted IFRS operating profit based on longer-term investment returns was up 14 per cent or £132 million on a CER basis reflecting the continued growth of our in-force book of recurring premium business. The development of our Asia businesses' adjusted IFRS operating profit based on longer-term investment returns is broad-based and at increasing scale. Eight of our 12 life markets reported growth of 10 per cent or above. Adjusted IFRS operating profit based on longer-term investment returns growth was led by Hong Kong (up 29 per cent to £260 million), China JV (up 28 per cent on a post-tax basis), Vietnam (up 24 per cent), the Philippines (up 24 per cent), Singapore (up 18 per cent) and Malaysia (up 10 per cent). Indonesia remains a significant contributor to Asia's adjusted IFRS operating profit based on longer-term investment returns (£200 million), but was 6 per cent lower compared with the prior period, reflecting the impact of sales declines in the recent past.

The favourable change of £965 million in non-operating items was primarily due to a positive change of £746 million in short-term fluctuations in investment returns from a loss of £(326) million to a gain of £420 million, following falling interest rates in many part of Asia leading to unrealised bond gains in the period, with varying liability accounting treatment in different markets leading to differing liability revaluation effects. Gains on disposal of businesses in the period contributed to the increase in other non-operating items from a loss of £(10) million in half year 2018 to a gain of £209 million in half year 2019 reflecting gains from disposals in the period. For further details, refer to note D1.1 of the unaudited condensed consolidated interim financials statements.

The increase of £14 million in the profit before shareholder tax of asset management operations from £89 million in half year 2018 to £103 million in half year 2019 includes an unfavourable exchange translation impact of £3 million. Excluding the currency volatility, profit from Asia asset management operations was up 12 per cent or £11 million on a CER basis as a result of revenue growth of 5 per cent, driven by the acquisition of TMB Asset Management in the second half of 2018 and higher funds under management, with costs increasing at a slower rate of 2 per cent.

The effective shareholder tax rate on profit from Asia operations decreased to 10 per cent in half year 2019 compared with 21 per cent in half year 2018, with the movement principally due to the non-taxable gain arising on the sale of shares in ICICI Prudential Life Insurance Company, an associate in India.

US

The following table shows the movement in profit arising from US operations and its components (insurance and asset management) for the periods indicated:

	2019 £m	2018 £m

	Half year	Half year

Insurance operations	(333)	1,225
Asset management	12	(39)

Profit before shareholder tax	(321)	1,186
Shareholder tax charge	111	(216)

Profit after tax	(210)	970

The decrease of £1,180 million in profit after tax from a profit of £970 million in half year 2018 to a loss £(210) million in half year 2019 primarily reflects a decrease in profit before shareholder tax from £1,186 million to a loss of £(321) million, offset partly by an decrease in the shareholder tax charge from a tax charge of £(216) million to a tax credit of £111 million.

The decrease of £1,507 million in profit before shareholder tax includes a decrease of £1,558 million in insurance operations from a profit of £1,225 million to a loss of £(333) million offset partially by an increase of £51 million in asset management operations from negative £(39) million to positive £12 million.

The underlying profit on US insurance business (Jackson) predominantly arises from fee income on variable annuity business, spread income from interest sensitive products, such as fixed annuities and institutional products, and insurance margin, net of expenses measured on a US GAAP basis. In addition, the profit (including non-operating items) in any period includes the incidence of realised gains and losses (including impairment) on assets classified as available-for-sale, fair value movement on derivatives and securities classified as fair valued through profit and loss and value movements on product guarantees.

The £1,558 million decrease in the profit before shareholder tax of the insurance operations is primarily due to an unfavourable movement in non-operating items of £(1,760) million from a positive £224 million to a negative £(1,536) million. This was offset partially by an increase of £202 million in adjusted IFRS operating profit based on longer-term investment returns from £1,001 million to £1,203 million. The negative £(1,536) million of non-operating items in half year 2019 includes negative short-term fluctuations in investment returns of £(1,521) million. In the US, higher equity market levels resulted in equity hedge losses, which were only partly offset by a reduction in policyholder liabilities, as the full benefit of the uplift in equity markets was limited by lower long-term interest rates and accounting mismatch effects.

The increase of £202 million in adjusted IFRS operating profit based on longer-term investment returns includes a negative translation impact of £63 million. Excluding the currency volatility, adjusted IFRS operating profit based on longer-term investment return increased by £139 million (or 13 per cent) on a CER basis reflecting broadly stable fee income supported by favourable DAC deceleration compared with unfavourable DAC acceleration in the prior period.

The £51 million increase in the profit before shareholder tax of the asset management in half year 2019 compared with half year 2018 is primarily due to a decrease in non-operating losses from £(40) million in half year 2018 to none in half year 2019. The loss incurred in half year 2018 was primarily due to costs incurred in exiting the NPH broker-dealer business.

The effective shareholder tax rate on profit from US operations was 35 per cent in half year 2019, compared with 18 per cent in half year 2018, principally driven by the hedging losses in the period.

Unallocated to a segment

The following table shows the movement in the unallocated to a segment result for the periods indicated:

	2019 £m	2018* £m

	Half year	Half year

Loss before shareholder tax	(608)	(265)
Shareholder tax credit	76	29

Loss after tax	(532)	(236)

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2 of the unaudited condensed consolidated interim financial statements).

Total net charges for activity unallocated to a segment increased by £296 million from £(236) million in half year 2018 to £(532) million in half year 2019. The £343 million increase in the loss before shareholder tax from £(265) million to £(608) million reflects £(196) million of costs incurred in the period in connection with the preparation for the proposed demerger of M&GPrudential from Prudential plc and the unfavourable movement of £(114) million in the level of short-term fluctuations in investment returns on the financial instruments held from a positive £91 million in half year 2018 to a negative £(23) million in half year 2019. Further information on the costs related to the preparation for the proposed demerger is set out in note D1.1 of the unaudited condensed consolidated interim financial statements.

Discontinued UK and Europe operations

Profit after tax from the discontinued UK and Europe operations increased from £83 million in half year 2018 to £645 million in half year 2019. This is primarily attributable to an increase in profit before tax of £716 million from £101 million to £817 million, offset partially by an increase in shareholder tax charge of £154 million from £(18) million to £(172) million. The increase in profit before shareholder tax of £716 million is mainly from an increase in non-operating items of £765 million from a loss of £(635) million to a gain of £130 million, offset partially by a decrease in adjusted IFRS operating profit based on longer-term investment returns of £49 million from £736 million in half year 2018 to £687 million in half year 2019.

The £130 million non-operating profit in 2019 primarily reflects favourable revaluation effects on fixed income assets supporting the capital of the shareholder-backed annuity business. This compares with a loss of £635 million in the prior period, which included a loss of £513 million arising from the reinsurance of a portfolio of annuity contracts with Rothesay Life, and negative revaluation movements on shareholder assets.

Basis of Performance Measures

Prudential uses adjusted IFRS operating profit based on longer-term investment returns as its principal measure of performance. The directors believe that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also the basis on which analysis of the Group's results has been provided to UK shareholders and the UK financial market for some years under long-standing conventions for reporting by proprietary UK life assurers.

The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8, 'Operating Segments' on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of Prudential Corporation Asia, the North American Business Unit and M&GPrudential for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns with these three business segments. These operating segments derive revenue from both long-term insurance and asset management activities. In light of the proposed demerger, the segment analysis for the discontinued UK and Europe operations is provided in note D2 of the unaudited condensed consolidated interim financial statements, separate from those for the continuing operations.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include Group Head Office and Asia Regional Head Office costs. The Group's existing treasury company, Prudential Capital, and the Africa operations do not form part of any operating segment under the structure, and their assets and liabilities and profit or loss before tax are not material to the overall financial position of the Group. Prudential Capital and Africa operations are therefore also reported as 'Unallocated to a segment'.

Performance measure

The performance measure of operating segments utilised by the Company is adjusted IFRS operating profit based on longer-term investment returns attributable to shareholders. This measurement basis distinguishes adjusted IFRS operating profit based on longer-term investment returns from other constituents of the total profit as follows:

  –
  Short-term fluctuations in investment returns on shareholder-backed business;
  –
  Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
  –
  Gain or loss on corporate transactions, such as disposals undertaken in the period and the costs related to the preparation for the proposed demerger of M&GPrudential from Prudential plc.

Determination of adjusted IFRS operating profit based on longer-term investment returns for investment and liability movements

(a)
General principles
(i)
UK-style with-profits business in the UK and Asia

The adjusted IFRS operating profit based on longer-term investment returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of adjusted IFRS operating profit based on longer-term investment returns.

(ii)
Unit-linked business

The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the adjusted IFRS operating profit based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(iii)
US variable annuity and fixed index annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and interest rate exposures whose fair value movements pass through the income statement each period. The principles for determination of the adjusted IFRS operating profit based on longer-term investment returns and short-term fluctuations are as discussed in section (c) below.

(iv)
Business where policyholder liabilities are sensitive to market conditions

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between business units depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and adjusted IFRS operating profit based on longer-term investment returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, movements in liabilities for some types of business do require bifurcation to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the adjusted IFRS operating profit based on longer-term investment returns reflects longer-term market returns.

Examples of where such bifurcation is necessary are in Hong Kong and for the UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively. For other types of Asia's non-participating business, expected longer-term investment returns are used to determine the movement in policyholder liabilities for determining adjusted IFRS operating profit based on longer-term investment returns.

(v)
Other shareholder-financed business

For long-term insurance business, where assets and liabilities are held for the long term, the accounting basis for insurance liabilities under current IFRS can lead to profits that include the effects of short-term fluctuations in market conditions, which may not be representative of trends in underlying performance. Therefore, the following key elements are applied to the results of the Group's shareholder-financed businesses to determine adjusted IFRS operating profit based on longer-term investment returns.

Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) or closely correlated with value movements (as discussed below) adjusted IFRS operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and, for both debt and equity-type securities longer-term capital returns.

Debt securities and loans

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

  –
  Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the adjusted IFRS operating profit based on longer-term investment returns is reflected in short-term fluctuations in investment returns; and
  –
  The amortisation of interest-related realised gains and losses to adjusted IFRS operating profit based on longer-term investment returns to the date when sold bonds would have otherwise matured.

For Group debt securities at 30 June 2019 held by the continuing insurance operations in Asia and US, the level of unamortised interest-related realised gains and losses related to previously sold bonds and have yet to be amortised to adjusted IFRS operating profit based on longer-term investment returns for continuing operations was a net gain of £798 million (30 June 2018: net gain of £800 million).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed businesses other than the UK annuity business, and unit-linked and US variable annuity separate accounts are principally relevant for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

Derivative value movements

Generally, derivative value movements are excluded from adjusted IFRS operating profit based on longer-term investment returns. The exception is where the derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in adjusted IFRS operating profit based on longer-term investment returns. The principal example of derivatives whose value movements are excluded from adjusted IFRS operating profit based on longer-term investment returns arises in Jackson, as discussed below in section (c).

(b)
Asia insurance operations
(i)
Business where policyholder liabilities are sensitive to market conditions

For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. Consequently, for these products, the charge for policyholder benefits in the adjusted IFRS operating profit based on longer-term investment returns reflects the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For certain other types of non-participating business expected longer-term investment returns are used to determine the movement in policyholder liabilities for determining adjusted IFRS operating profit based on longer-term investment returns.

(ii)
Other Asia shareholder-financed business

Debt securities

For this business, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities

For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed businesses amounted to £2,282 million as at 30 June 2019 (30 June 2018: £1,622 million). The rates of return applied for 2019 ranged from 5.2 per cent to 17.6 per cent (30 June 2018: 5.1 per cent to 17.2 per cent) with the rates applied varying by business unit. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above.

(c)
US insurance operations
(i)
Separate account business

For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the adjusted IFRS operating profit based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

(ii)
US variable and fixed index annuity business

The following value movements for Jackson's variable and fixed index annuity business are excluded from adjusted IFRS operating profit based on longer-term investment returns. See note B1.2 note (i) to the unaudited condensed consolidated interim financial statements:

  –
  Fair value movements for equity-based derivatives;
  –
  Fair value movements for guaranteed benefit options for the 'not for life' portion of Guaranteed Minimum Withdrawal Benefit (GMWB) and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see below);
  –
  Movements in the accounts carrying value of Guaranteed Minimum Death Benefit (GMDB), GMIB and the 'for life' portion of GMWB liabilities, (see below) for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements (ie they are relatively insensitive to the effect of current period equity market and interest rate changes);
  –
  A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
  –
  Related amortisation of deferred acquisition costs for each of the above items.

Guaranteed benefit options for the 'not for life' portion of GMWB and equity index options for the fixed index annuity business

The 'not for life' portion of GMWB guaranteed benefit option liabilities is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth rate of the account balance is based on current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates. The equity index option for fixed index annuity business is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth is based on current swap rates.

Guaranteed benefit option for variable annuity guarantee minimum income benefit

The GMIB liability, which is substantially reinsured, subject to a deductible and annual claim limits, is accounted for using 'grandfathered' US GAAP. This accounting basis substantially does not recognise the effects of market movements. The corresponding reinsurance asset is measured under the 'grandfathered' US GAAP basis applied for IFRS in a manner consistent with IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB is economically reinsured, the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)
Other derivative value movements

The principal example of non-equity based derivatives (for example, interest rate swaps and swaptions) whose value movements are excluded from adjusted IFRS operating profit based on longer-term investment returns, arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of other comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based product options.

(iv)
Other US shareholder-financed business

Debt securities

The distinction between impairment losses and interest-related realised gains and losses is of particular relevance to Jackson. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2 note (ii)(c).

Equity-type securities

At 30 June 2019, the equity-type securities for non-separate account operations amounted to £1,178 million (30 June 2018: £1,187 million). The longer-term rates of return for income and capital applied in 2019 and 2018, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums, are as follows:

	2019	2018

	Half year	Half year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.0% to 6.7%	6.7% to 7.0%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.0% to 8.7%	8.7% to 9.0%

(d)
Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply and therefore the adjusted IFRS operating profit based on longer-term investment returns is not determined on the basis described above. Instead, realised gains and losses are generally included in adjusted IFRS operating profit based on longer-term investment returns with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, realised gains and losses on derivatives and other financial instruments are amortised to adjusted IFRS operating profit based on longer-term investment returns over a time period that reflects the underlying economic substance of the arrangements.

(e)
Discontinued UK and Europe insurance operations
(i)
General principles

The general principles for long term businesses as described in section (a) and fund management and other businesses as described in section (d) are also applicable to the discontinued UK and Europe operations.

(ii)
Shareholder-backed annuity business

For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the 'adjusted IFRS operating profit based on longer-term investment returns'. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

The adjusted IFRS operating profit based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for shareholder-backed annuity business within The Prudential Assurance Company Limited (PAC) after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns':

  –
  The impact on credit risk provisioning of actual upgrades and downgrades during the period;
  –
  Credit experience compared with assumptions; and
  –
  Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared with assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the adjusted IFRS operating profit based on longer-term investment returns, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(iii)
Non-linked shareholder-financed business

For debt securities backing non-linked shareholder-financed business of the UK and Europe insurance operations (other than the annuity business) the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Analysis of adjusted IFRS operating profit based on longer-term investment returns

The following tables reconcile Prudential's adjusted IFRS operating profit based on longer-term investment returns to total profit attributable to shareholders.

	Half year 2019 £m

	Asia	US	Total segment	Unallocated to a segment (other operations)	Group total

Adjusted IFRS operating profit (loss) based on longer-term investment returns from continuing operations	1,198	1,215	2,413	(389)	2,024
Short-term fluctuations in investment returns on shareholder-backed business	420	(1,521)	(1,101)	(23)	(1,124)
Other non-operating itemsnote (iii)	207	(15)	192	(196)	(4)

Profit (loss) from continuing operations before tax attributable to shareholders	1,825	(321)	1,504	(608)	896
Tax attributable to shareholders' returns from continuing operations					(1)

Profit from continuing operations for the period					895

Profit from discontinued operations for the period, net of tax (see below)					645

Profit for the period					1,540

	Half year 2018 £m (AER)note (i)

	Asia	US	Total segment	Unallocated to a segment (other operations)	Group total

Adjusted IFRS operating profit (loss) based on longer-term investment returns from continuing operations	1,016	1,002	2,018	(349)	1,669
Short-term fluctuations in investment returns on shareholder-backed business	(326)	244	(82)	91	9
Other non-operating itemsnote (iii)	(12)	(60)	(72)	(7)	(79)

Profit (loss) from continuing operations before tax attributable to shareholders	678	1,186	1,864	(265)	1,599
Tax attributable to shareholders' returns from continuing operations					(326)

Profit from continuing operations for the period					1,273

Profit from discontinued operations for the period, net of tax (see below)					83

Profit for the period					1,356

	Half year 2018* £m (CER)note (i),(ii)

	Asia	US	Total segment	Unallocated to a segment (other operations)	Group total

Adjusted IFRS operating profit (loss) based on longer-term investment returns from continuing operations	1,055	1,065	2,120	(351)	1,769
Short-term fluctuations in investment returns on shareholder-backed business	(342)	259	(83)	91	8
Other non-operating itemsnote (iii)	(12)	(64)	(76)	(7)	(83)

Profit (loss) from continuing operations before tax attributable to shareholders	701	1,260	1,961	(267)	1,694
Tax attributable to shareholders' returns from continuing operations					(343)

Profit from continuing operations for the period					1,351

Profit from discontinued operations for the period, net of tax					83

Profit for the period					1,434

Analysis of profit from discontinued operations for the period

	2019 £m	2018note (i) £m

	Half year	Half year (AER/CER)

Adjusted IFRS operating profit based on longer-term investment returns before tax	687	736
Non-operating profit (loss)note (iv)	130	(635)

Profit before tax attributable to shareholders	817	101

Tax charge attributable to shareholders' returns	(172)	(18)

Profit from discontinued operations for the period	645	83

Notes

(i)
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2 of the unaudited condensed consolidated interim financial statements).
(ii)
For half year 2018, the CER results were calculated using the half year 2019 average exchange rates.
(iii)
Other non-operating items of the continuing operations include primarily gains/losses on the disposal of businesses and other corporate transactions. In half year 2019, these items reflected £(196) million incurred in the period in connection with the preparation for the proposed demerger of M&GPrudential from Prudential plc. Further information is set out in note D1.1 to the unaudited condensed consolidated interim financial statements.
(iv)
Non-operating profit (loss) of discontinued operations comprise short-term fluctuations in investment returns and other items. In half year 2019, the other items include £(169) million of increase in debt value as a result of the agreement in the first half of 2019 of holders of two branches of bonds to permit substitution of M&GPrudential as the issuer of these bonds in place of Prudential plc at demerger (see note C6.1(vi) of the unaudited condensed consolidated interim financial statements for further information). The half year 2018 comparatives included a £(513) million loss arising on the reinsurance of part of the UK annuity portfolio to Rothesay Life.

Explanation of Performance and Other Financial Measures

IFRS profit

	AER			CERnote (iv)

	2019 £m Half year	2018£m Half year note (iii)	Change %	2018£m Half year note (iii)	Change %

Adjusted IFRS operating profit based on longer-term investment returns from continuing operations before tax
Asia
Long-term businessnote (ii)	1,095	927	18%	963	14%
Asset management	103	89	16%	92	12%

Total Asia	1,198	1,016	18%	1,055	14%

US
Long-term businessnote (ii)	1,203	1,001	20%	1,064	13%
Asset management	12	1	n/a	1	n/a

Total	1,215	1,002	21%	1,065	14%

Total segment profit from continuing operations	2,413	2,018	20%	2,120	14%
Other income and expenditure	(366)	(329)	(11)%	(331)	(11)%

Adjusted IFRS operating profit based on longer-term investment returns before tax and restructuring costs	2,047	1,689	21%	1,789	14%
Restructuring costs	(23)	(20)	(15)%	(20)	(15)%

Total adjusted IFRS operating profit based on longer-term investment returns before tax from continuing operations before taxnote (i)	2,024	1,669	21%	1,769	14%

Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed businessnote (v)	(1,124)	9	n/a	8	n/a
Amortisation of acquisition accounting adjustments	(17)	(22)	23%	(23)	26%
(Loss) gain on disposal of businesses and corporate transactions	13	(57)	n/a	(60)	n/a

Profit from continuing operations before tax attributable to shareholders	896	1,599	(44)%	1,694	(47)%
Tax charge attributable to shareholders' returns	(1)	(326)	100%	(343)	100%

Profit for the period from continuing operations	895	1,273	(30)%	1,351	(34)%
Profit for the period from discontinued operations	645	83	n/a	83	n/a

Profit for the period	1,540	1,356	14%	1,434	7%

Notes

(i)
The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish adjusted IFRS operating profit based on longer-term investment returns from other elements of total profit. Adjusted IFRS operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential's segments as defined by IFRS 8. Further discussion on the determination of adjusted IFRS operating profit based on longer-term investment returns is provided in B1.3 to the unaudited condensed consolidated interim financial statements and section 'Basis of Performance Measures' above.
(ii)
The results of the Group's long-term business operations are affected by changes to assumptions, estimates and bases of preparation. Where applicable, these are described in note B3 to the unaudited condensed consolidated interim financial statements.
(iii)
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2 of the unaudited condensed consolidated interim financial statements).
(iv)
For half year 2018, the CER results were calculated using the half year 2019 average exchange rate.

(v)
Short-term fluctuations in investment returns on shareholder-backed business comprise:

	2019 £m	2018 £m (AER)

	Half year	Half year note (iii)

Asia operations	420	(326)
US operations	(1,521)	244
Other operations	(23)	91

Total	(1,124)	9

Further details on the short-term fluctuations in investment returns from continuing operations are provided below and in note B1.2 to the unaudited condensed consolidated interim financial statements.

Earnings per share

	Actual exchange rate			Constant exchange rate

	Half year 2019 pence	Half year 2018 pence	Change %	Half year 2018 pence	Change %

Basic earnings per share based on adjusted IFRS operating profit based on longer-term investment returns after tax
From continuing operations	65.3	53.7	22	57.0	15

Basic earnings per share based on total profit after tax

From continuing operations	34.4	49.5	(31)	52.6	(35)
From discontinued operations	25.0	3.2	681	3.2	681

	59.4	52.7	13	55.8	6

Prudential's financial performance in the first half of 2019 reflects our continued focus on driving growth across our Asian markets, products and distribution channels, and the early results of our strategic initiatives to diversify our US business mix.

In preparation for the intended demerger of M&GPrudential from Prudential plc, the results presented within this report are identified as being derived from continuing or discontinued operations. Continuing operations comprise our Asia, US, Africa and central operations. Discontinued operations comprise UK and Europe operations, and are also referred to as M&GPrudential within this report. Results for the comparative period have been restated accordingly. Under IFRS, comparative balance sheet amounts are not re-presented for discontinued operations.

Adjusted IFRS operating profit based on longer-term investment returns from continuing operations in the first half of 2019 increased by 14 per cent (21 per cent on an actual exchange rate basis) to £2,024 million. Profit after tax for the period from continuing operations was £895 million, a decrease of 34 per cent (30 per cent on an actual exchange rate basis), reflecting negative short-term fluctuations. Higher equity market levels resulted in equity hedge losses, which were only partly offset by movements in associated liabilities, as the full benefit of higher equity markets was limited by lower long-term interest rates and accounting mismatch effects.

The profits attributable to M&GPrudential have been classified as discontinued operations, although adjusted IFRS operating profit based on longer-term investment returns from continuing operations still includes the total other income and expenditure that relates to the existing, pre-demerger Group structure, as well as the profits from our Asia and US businesses. For example, debt costs are expected to be rebalanced between continuing operations and discontinued operations from the point of demerger, but are currently incurred in full in continuing operations. Total segment profit from continuing operations, which excludes other income and expenditure, increased by 14 per cent (20 per cent on an actual exchange rate basis).

Segmental commentary

Asia total adjusted IFRS operating profit based on longer-term investment returns of £1,198 million was 14 per cent higher than the previous year (18 per cent on an actual exchange rate basis). Adjusted IFRS operating profit based on longer-term investment returns from life insurance operations increased by 14 per cent to £1,095 million (18 per cent on an actual exchange rate basis), reflecting the continued growth of our in-force book of recurring premium business, with renewal insurance premiums1 up 12 per cent reaching £7,093 million (17 per cent on an actual exchange rate basis). Insurance margin was up 14 per cent, driven by our continued focus on health and protection business, now contributing to 71 per cent of Asia life insurance revenues2 (2018: 70 per cent).

The development of our Asia businesses' adjusted IFRS operating profit based on longer-term investment returns is broad-based and at increasing scale. Eight of our 12 life markets reported growth of 10 per cent or above. Adjusted IFRS operating profit based on longer-term investment returns growth was led by Hong Kong (up 29 per cent to £260 million), China JV (up 28 per cent on a post-tax basis), Vietnam (up 24 per cent), the Philippines (up 24 per cent), Singapore (up 18 per cent) and Malaysia (up 10 per cent). Indonesia remains a significant contributor to Asia's adjusted IFRS operating profit based on longer-term investment returns (£200 million), but was 6 per cent lower compared with the prior period, reflecting the impact of sales declines in the recent past.

Eastspring's adjusted IFRS operating profit based on longer-term investment returns increased by 12 per cent (up 16 per cent on an actual exchange rate basis) to £103 million. This was a result of revenue growth of 5 per cent, driven by the acquisition of TMB Asset Management in the second half of 2018 and higher funds under management, with costs increasing at a slower rate of 2 per cent. Disciplined cost management has led to an improvement in its cost-income ratio1 to 51 per cent (2018: 54 per cent on an actual exchange rate basis).

Eastspring's external assets under management, excluding money market funds, increased by 14 per cent in the six months to 30 June 2019 (on an actual exchange rate basis) to £56.5 billion in the period, reflecting positive net flows and favourable market movements. Higher internal assets under management, driven by inflows into the life business, lifted Eastspring's total assets under management3 by 12 per cent to £169.5 billion (31 December 2018: £151.3 billion an actual exchange rate basis).

US total adjusted IFRS operating profit based on longer-term investment returns at £1,215 million increased by 14 per cent (21 per cent on an actual exchange rate basis). Broadly stable fee income was supported by favourable deferred acquisition costs (DAC) deceleration compared with unfavourable DAC acceleration in the prior period.

Fee income development reflects an essentially stable average separate account balance compared with the prior period. The evolution of separate account balances in the first half of the year reflects strongly positive investment performance offset by marginally negative net flows. Weak market performance in the latter part of 2018 reduced the level of account balance at the start of the period compared with the prior period.

Spread income was 27 per cent lower reflecting the combination of lower core spread income and lower swap income. The reduction in core spread reflects the effect of lower invested asset yields. The decline in swap income is a result of the unfavourable impact of higher short-term interest rates over much of the period. The associated decline in margin to 106 basis points from 162 basis points at half year 2018 in relation to average spread-related general account assets also reflects the full consolidation of the assets acquired with the John Hancock transaction in November 2018 in the current period. Assuming business mix and market interest rates remain stable at 30 June 2019 levels, the overall spread margin is expected to remain in the region of 100 basis points.

The favourable development of £148 million in DAC deceleration (2018: £45 million unfavourable acceleration on a constant exchange rate basis) is a function of significant outperformance of the separate account return in the period compared with that assumed within the mean reversion formula.

Analysis of long-term insurance business pre-tax adjusted IFRS operating profit based on longer-term investment returns by driver from continuing operations

	Actual exchange rate				Constant exchange rate

	Half year 2019		Half year 2018		Half year 2018

	Operating profit £m	Margin bps	Operating profit £m	Margin bps	Operating profit £m	Margin bps

Spread income	349	107	407	150	429	150
Fee income	1,349	171	1,293	172	1,370	173
With-profits	41	19	30	18	31	17
Insurance margin	1,401		1,186		1,241
Other income	1,207		1,074		1,115

Total life income from continuing operations	4,347		3,990		4,186
Expenses including DAC adjustments*	(2,049)		(2,062)		(2,159)

Long-term insurance business pre-tax adjusted IFRS operating profit based on longer-term investment returns from continuing operations	2,298		1,928		2,027

*
Expenses including DAC adjustments includes share of related tax charges from joint ventures and associate, see note I(iv) of the Additional financial information.

Insurance margin increased by 13 per cent (up 18 per cent on an actual exchange rate basis) supported by growth in health and protection in our Asia business, while fee income decreased by 2 per cent (up 4 per cent on an actual exchange rate basis) largely reflecting the development in average US separate account balances and associated fee margins. Spread income decreased by 19 per cent (down 14 per cent on an actual exchange rate basis) as a result of a lower contribution from the US business. Administration expenses increased to £1,184 million (2018: £1,143 million on a constant exchange rate basis) as the Asian business continues to expand, alongside higher asset-based commissions within the US business, which are treated as an administrative expense in this analysis. Refer to section I(a) within the "Additional unaudited financial information" for further information on adjusted IFRS operating profit based on longer-term investment returns by driver.

Other income and expenditure and restructuring costs from continuing operations

Other income and expenditure consists of interest payable on core structural borrowings, corporate expenditure and other income. These items, together with restructuring costs of £23 million, increased 11 per cent to a net charge of £389 million (2018: £351 million). Total interest costs in the period were £226 million. This included £85 million for subordinated debt that is capable of being transferred to M&GPrudential. The annualised interest cost of core structural borrowings held at 30 June 2019 which cannot be substituted to M&GPrudential is estimated at £234 million4.

Total Group head office and regional head office costs were £164 million for the six months to 30 June 2019. We are assessing the efficiency and effectiveness of our Group-wide functions to ensure that they better reflect the future needs of the business. Updates on this process and an overview of expected benefits and costs to be incurred will be given in due course. Implementation and preparation for IFRS 17 continues with activity likely to increase in the second half of 2019 onward.

Non-operating items from continuing operations

Non-operating items consist of short-term fluctuations in investment returns on shareholder-backed business of negative £1,124 million (2018: positive £8 million), the results attaching to corporate transactions of positive £13 million (2018: negative £60 million), and the amortisation of acquisition accounting adjustments of negative £17 million (2018: negative £23 million) arising mainly from the REALIC business acquired by Jackson in 2012.

In the first half of 2019, the total short-term fluctuations in investment returns on shareholder-backed business were negative £1,124 million (2018: positive £9 million on an actual exchange rate basis). This comprised positive £420 million (2018: negative £326 million on an actual exchange rate basis) for Asia, negative £1,521 million (2018: positive £244 million on an actual exchange rate basis) in the US and negative £23 million (2018: positive £91 million on an actual exchange rate basis) in other operations.

Falling interest rates in many parts of Asia led to unrealised bond gains in the period, with varying liability accounting treatment in each market leading to differing liability revaluation effects. In the US, higher equity market levels resulted in equity hedge losses, which were only partly offset by a reduction in policyholder liabilities, as the full benefit of the uplift in equity markets was limited by lower long-term interest rates and accounting mismatch effects. During the period, Jackson incurred net derivative losses of £2,033 million on equity and interest rate hedge instruments used to manage the market exposure of Jackson's products. These were offset partly by £227 million of accounting movements in variable and fixed index annuity liabilities and £284 million of guarantee fee assessments, net of claims, earned in the period5.

Outside of the income statement, as part of other comprehensive income, interest rate falls have given rise to a gain of £1.7 billion on US available-for-sale debt securities. These gains more than offset the non-operating losses in the US, leading to an increase in shareholders' equity of the US business since the end of 2018.

The £13 million benefit of corporate transactions reflects gains from disposals in the period offset by the £(196) million incurred in the period in connection with the preparation for the proposed demerger of M&GPrudential from Prudential plc. Further information is set out in note D1.1 to the financial statements.

The total costs of the demerger transaction, consisting of fees paid to debt holders to facilitate rebalancing of debt between the two entities, costs associated with the separation of the two businesses and adviser fees, is expected to be circa £330 million to £355 million. £227 million has been incurred to 30 June 2019 (including £31 million incurred in 2018). Subject to the completion of the transactions on the expected timetable and the absence of unforeseen circumstances and excluding the expected costs in respect of improvements to the efficiency and effectiveness of our Group-wide functions referred to above, the remaining costs of circa £100 million to £125 million are expected to be incurred in the second half of 2019.

Profit for the period from discontinued operations

IFRS profit from discontinued operations

	Actual exchange rate

	Half year 2019 £m	Half year 2018 £m	Change %

Adjusted IFRS operating profit based on longer-term investment returns before tax
Long-term business	496	487	2
General insurance commission	2	19	(89)
Asset management	239	272	(12)
Head office costs	(21)	-	n/a

Adjusted IFRS operating profit based on longer-term investment returns before restructuring costs	716	778	(8)
Restructuring costs	(29)	(42)	31

Total adjusted IFRS operating profit based on longer-term investment returns before tax	687	736	(7)

Non-operating profit (loss)	130	(635)	n/a

Profit before tax attributable to shareholders	817	101	n/a

Tax charge attributable to shareholders' returns	(172)	(18)	n/a

Profit for the period	645	83	n/a

M&GPrudential adjusted IFRS operating profit based on longer-term investment returns, before restructuring costs, was 8 per cent lower at £716 million. Life insurance adjusted IFRS operating profit based on longer-term investment returns increased by 2 per cent to £496 million (2018: £487 million). Within this total, the contribution from our core6 with-profits and in-force annuity business was £345 million (2018: £255 million), including higher annuity income (mainly driven by higher asset related gains) and an increased transfer to shareholders from the with-profits funds of £161 million (2018: £157 million). These transfers included a 20 per cent increase in the contribution from the PruFund business of £30 million (2018: £25 million).

The balance of the life insurance result reflects the contribution from other elements which are not expected to recur at the same level. This includes the £127 million benefit (2018: £nil) of updates to annuitant mortality assumptions, which reflect a recent slowdown in life expectancy improvements, and the adoption of the Continuous Mortality Investigation (CMI) 2017 model, albeit with an uplift to the calibration such that additional liabilities are held to cover potential differences in experience between the PAC policyholder portfolio and the England and Wales population.

The non-core result in the prior period included a one-off £166 million insurance recovery, related to the costs of reviewing internally vesting annuities sold without advice after July 2008.

The reduction in general insurance commissions reflects the planned termination of a distribution agreement and replacement with a brand sharing arrangement.

Asset management adjusted IFRS operating profit based on longer-term investment returns decreased 12 per cent to £239 million as a result of lower revenues following net fund outflows during the second half of 2018 and 2019 which reduced the average level of funds managed by M&G Investments to £263.8 billion (2018: £285.3 billion). The cost-income ratio of 57 per cent (2018: 54 per cent) was also affected by the lower revenues. Costs were flat in absolute terms.

Overall assets under management were £341.1 billion at 30 June 2019, up from £321.2 billion at 31 December 2018. External funds under management were up 4 per cent from 31 December 2018 to £153.0 billion at 30 June 2019, as a result of positive market developments. These positive effects were offset partially by institutional net outflows of £0.3 billion and wholesale and direct net outflows of £4.3 billion over the period. Overall, investor risk aversion remains high amid political uncertainties including Brexit. Internal assets under management increased moderately over the period to £188.1 billion at 30 June 2019 (31 December 2018: £174.3 billion). Net flows to PruFund remain positive at £3.5 billion, although below the prior period level due to the lower level of defined benefit pension transfers seen across the market generally.

M&GPrudential remains on track to deliver the announced annual shareholder cost savings of circa £145 million by 2022 for a shareholder investment of circa £250 million. Restructuring costs of £29 million (2018: £42 million) include investment spend of £26 million in relation to its merger and transformation programme and bring the cumulative cost to £169 million, on an IFRS basis, since the project began.

Profit after tax for the period was £645 million (2018: £83 million), a result of a substantial positive swing in non-operating profit. Non-operating profit over the first half of 2019 was £130 million, reflecting favourable revaluation effects on fixed income assets supporting the capital of the shareholder-backed annuity business. This compares with a loss of £635 million in the prior period, which included a loss of £513 million arising from the reinsurance of a portfolio of annuity contracts with Rothesay Life, and negative revaluation movements on shareholder assets.

IFRS effective tax rates

In the first half of 2019, the effective tax rate on adjusted IFRS operating profit based on longer-term investment returns from continuing operations was 16 per cent (2018: 17 per cent). This reflects a lower effective tax rate in Asia as a result of investment returns in the first half of 2019 which are not taxable. The effective tax rate on the total IFRS profit from continuing operations was less than 1 per cent in the first half of 2019 (2018: 20 per cent). The lower rate is mainly due to non-operating taxable losses arising in the US.

The effective tax rate on adjusted IFRS operating profit based on longer-term investment returns from discontinued operations was 21 per cent (2018: 19 per cent). The effective tax rate on the total IFRS profit from discontinued operations was 21 per cent in the first half of 2019 (2018: 18 per cent).

Group and holding company cash flows

Prudential's consolidated cash flow includes the movement in cash included within both policyholders' and shareholders' funds, such as cash in the with-profits fund. Prudential therefore believes that it is more relevant to consider individual components of the movement in holding company cash flow which relate solely to the shareholders.

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities.

Cash remitted to the Group by business units in the first half of 2019 amounted to £1,212 million. Higher remittances of £451 million from Asia include the £191 million of proceeds from the reduction in the Group's shareholding in ICICI Prudential. US remittances increased to £400 million from £342 million in the prior period with the full remittance from Jackson received in the first half of the year. Going forwards, a more balanced cash remittance profile, between the first half and second half of the year, is under consideration. The remittance from M&GPrudential of £356 million was 4 per cent higher than the equivalent remittance in the first half of 2018.

Cash remitted to the Group in the first half of 2019 was used to meet central costs of £222 million (2018: £219 million) and pay the 2018 second interim dividend of £870 million. Corporate activities and other cash flows were negative £999 million (2018: negative £106 million), driven by net debt redemption of £400 million within the period, cash costs paid in respect of the demerger of £166 million and other transactions including payments for bancassurance distribution agreements. This led to holding company cash decreasing from £3,236 million to £2,365 million over the first half of 2019.

Reflecting the rebalancing of holding company cash stock pre-demerger, potential Asian investment opportunities and demerger related costs, holding company cash is anticipated to reduce in the second half of 2019 from the level at 30 June 2019.

Post-demerger, a lower level of holding company cash will be held centrally, commensurate with the reduced size of the Group post-demerger and ensuring sufficient resources are available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service debt, other central expenses and dividends.

Capital position, financing and liquidity

Capital position

Analysis of movement in Group shareholder Solvency II surplus7

	2019 £bn	2018 £bn

	Half year	Half year	Full year

Solvency II surplus at 1 January	17.2	13.3	13.3
Operating experience	2.1	1.8	4.2
Non-operating experience (including market movements)	(1.5)	-	(1.2)
M&GPrudential transactions	-	0.1	0.4
Other capital movements:
Net subordinated debt (redemption)/issuance	(0.4)	-	1.2
Foreign currency translation impacts	-	0.1	0.5
Dividends paid	(0.9)	(0.8)	(1.2)
Model changes	0.2	(0.1)	-

Estimated Solvency II surplus at end of period	16.7	14.4	17.2

The Group Shareholder Solvency II position shown relates to the Group's pre-demerger structure, and includes the discontinued M&GPrudential business.

The Group's shareholders' Solvency II capital surplus8,9 was estimated at £16.7 billion at 30 June 2019 (equivalent to a solvency ratio of 222 per cent), compared with £17.2 billion (232 per cent) at 31 December 2018. Operating experience of £2.1 billion (31 December 2018: £4.2 billion) which included £0.3 billion related to the recently acquired John Hancock business, was more than offset by non-operating experience of £1.5 billion, including the effect of distribution deals of £0.6 billion, dividends to shareholders in the period of £0.9 billion and net debt redemption of £0.4 billion.

Local Capital Summation Method

Following the proposed demerger of M&GPrudential from Prudential plc, the Hong Kong Insurance Authority (IA) will assume the role of the Group-wide supervisor for the retained Group (excluding M&GPrudential). The retained Group will no longer be subject to Solvency II capital requirements. Ultimately, Prudential plc will become subject to the Group Wide Supervision (GWS) framework which is currently under development by the Hong Kong IA for the industry and is not expected to come into force until the second half of 2020 (subject to the legislative process) at the earliest.

Until Hong Kong's GWS framework comes into force, Prudential will apply the Local Capital Summation Method (LCSM) that has been agreed with the Hong Kong IA to determine Group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the retained Group will be used to determine Group regulatory capital requirements, with no allowance for diversification between business operations. The Group available capital will be determined by the summation of available capital across local solvency regimes for regulated entities and IFRS net assets (with adjustments) for non-regulated entities. The Hong Kong IA has yet to make any final decisions regarding the GWS framework for the industry and it continues to consider and consult on the proposed legislation and related guidelines. The amounts below should not therefore be interpreted as representing the results or requirements under the industry-wide GWS framework and are not intended to provide a forecast of the eventual position. For further information see note I(i)(b) of the Additional financial information.

The Prudential Group shareholder LCSM surplus of available capital over the Group minimum capital requirement at 30 June 2019, excluding M&GPrudential, was £7.4 billion before allowing for the payment of the first interim ordinary dividend, as shown in the table below. The table also shows the adjustments needed to that position to estimate the pro forma shareholder LCSM capital position assuming the proposed demerger of M&GPrudential from Prudential plc had completed as at 30 June 2019.

	30 June 2019 £bn

Estimated Prudential Group shareholder LCSM capital position	As reported	Adjustments	Pro forma

Available Capital[10]	10.6	+0.3	10.9
Minimum Required Capital	3.2	-	3.2
LCSM surplus	7.4	+0.3	7.7
LCSM ratio (%)	332%	+8%	340%

The adjustments as shown in the table above, which result in an increase in surplus of £0.3 billion, represent the estimated impact on the retained Prudential Group shareholder LCSM capital position of the proposed demerger. The adjustments are based on current indicative estimates and are subject to change, which include:

  –
  A reduction of £2.9 billion for the expected impact of the transfer of subordinated debt to M&GPrudential by substituting M&GPrudential in the place of Prudential as issuer of such debt. The £2.9 billion represents debt capable of being substituted that was held at 30 June 2019. A further £0.3 billion was raised in July bringing the total of subordinated debt expected to be transferred to £3.2 billion;
  –
  An increase for the expected proceeds of £3.0 billion from a pre-demerger dividend to be paid by M&GPrudential to Prudential plc shortly before demerger, together with planned dividends of £0.3 billion expected to be paid earlier. All dividends are subject to the customary legal and governance considerations required before approval by the M&GPrudential Board; and

  –
  A reduction of £0.1 billion for expected directly attributable transaction costs associated with the proposed demerger that have yet to be incurred at 30 June 2019. Total demerger costs are discussed above in IFRS basis non-operating items from continuing operations.

No account has been taken of any trading and other changes in financial position of the Prudential Group after 30 June 2019, thus the pro forma shareholder LCSM capital position does not reflect the actual shareholder LCSM capital position of the retained Prudential Group following the completion of the proposed demerger.

Local statutory capital

All of our subsidiaries continue to hold appropriate capital levels on a local regulatory basis.

In the US, total adjusted capital was £3.9 billion11 at 30 June 2019 (US$4.9 billion), a £0.5 billion11 (US$0.6 billion) reduction over the period, mainly reflecting £0.6 billion11 (US$0.8 billion) of operating capital generation, offset by the payment of an increased £400 million11 (US$525 million) remittance to the Group alongside £0.8 billion11 (US$1.0 billion) of hedging losses net of reserve movements. Jackson's risk-based capital (RBC) ratio was estimated at above 400 per cent at 30 June 2019, which under the local regulator's 'permitted practice', excludes gains attributable to the valuation of interest rate swaps (if these were included the RBC ratio would be approximately 45 percentage points higher). Operating capital generation includes a favourable reserve release of £0.3 billion11 (US$0.4 billion) net of tax resulting from the block of business acquired from John Hancock in 2018.

The M&GPrudential Group has requested approval from the Prudential Regulatory Authority (PRA) to amend the group internal model to apply at the level of the M&GPrudential Group, rather than at the level of the existing Prudential Group. The decision is pending and is expected to be provided shortly before the planned demerger, such that the Prudential Group internal model remains in place until the demerger with M&GPrudential's model commencing from this point. The results set out below should not be interpreted as representing the Pillar I output from an approved Solvency II internal model for M&GPrudential and are subject to change. Based on the assumptions that underpin the current approved Group internal model, the estimated shareholder Solvency II surplus for the M&GPrudential Group at 30 June 2019 was £3.9 billion. The estimated pro forma position, assuming that the proposed demerger of M&GPrudential from Prudential plc had been completed as at 30 June 2019 based on the operating environment and economic conditions as at that date, was £3.9 billion16 (equivalent to a cover ratio12 of 169 per cent). Further information can be found in note I(i)(a) of the Additional financial information section.

Debt portfolio

The Group continues to maintain a high-quality defensively positioned debt portfolio. Shareholders' exposure to credit is concentrated in the UK and Europe annuity portfolio and the US general account, mainly attributable to Jackson's fixed annuity portfolio. The credit exposure is well diversified and 97 per cent of our M&GPrudential portfolio and 96 per cent of our US portfolio are investment grade13. 10 per cent of the US portfolio is in US treasuries (31 December 2018: 10 per cent). During the first half of 2019, default losses were minimal and reported impairments in the US portfolio were £1 million (2018: £2 million).

Financing and liquidity

Shareholders' net core structural borrowings

	2019 £m	2018 £m

	30 June	30 June	31 December

Subordinated debt that is capable of being substituted to M&GPrudential (as at 30 June 2019)	3,089	1,287	2,919
Other core structural borrowings	4,352	5,080	4,745

Total borrowings of shareholder-financed businesses	7,441	6,367	7,664
Less: Holding company cash and short-term investments	(2,365)	(2,210)	(3,236)

Net core structural borrowings of shareholder-financed businesses	5,076	4,157	4,428
Gearing ratio*	21%	21%	20%

*
Net core structural borrowings as proportion of IFRS shareholders' funds plus net debt, as set out in note II of the Additional financial information.

The Group had central cash resources of £2.4 billion at 30 June 2019 (31 December 2018: £3.2 billion). Total core structural borrowings decreased by £0.2 billion, from £7.6 billion to £7.4 billion in the first half of 2019, following the redemption of £400 million 11.375 per cent tier 2 Subordinated Notes in May 2019, offset partly by a £169 million increase in the IFRS debt value as a result of the agreement in the first half of 2019 of holders of two tranches of bonds to permit substitution of M&GPrudential as the issuer of these bonds in place of Prudential plc at demerger (see note C.6.1(vi) of the unaudited condensed consolidated interim financial statements for further information).

Prior to the proposed demerger, the Group expects to rebalance its debt capital across Prudential plc and M&GPrudential. This will include the ultimate holding company of M&GPrudential becoming an issuer of debt following substitution from Prudential plc. Based on the operating environment and economic conditions as at 30 June 2019, the total debt expected to be transferred valued at original proceeds less unamortised transaction costs is £3.2 billion, compared with the circa £3.5 billion as previously indicated. Of the £3.2 billion, £2.9 billion was held by Prudential plc at 30 June 2019 (IFRS value of £3.1 billion), with a further £0.3 billion raised in July 2019. Following the substitution Prudential plc is expected to have core structural borrowings valued under IFRS at £4.4 billion at 30 June 2019. As set out in the 'local statutory capital' section above, the shareholder Solvency II ratio of M&GPrudential at 30 June 2019, assuming the demerger had taken place at this date and hence the debt described above had been substituted, was 169 per cent. This is based on assumptions at 30 June 2019 and does not allow for any further trading or change in environment and economic conditions, material changes in which may lead to a different outcome.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group also has access to funding via the money markets and has in place an unlimited global commercial paper programme. As at 30 June 2019, we had issued commercial paper under this programme totalling US$828 million, to finance non-core borrowings.

As at 31 December 2018, the Group had a total of £2.6 billion of undrawn committed facilities, expiring in 2023. In preparation for the demerger of M&GPrudential from Prudential plc, since the year end, these facilities have been replaced with two separate committed facilities totalling £3.5 billion expiring in 2024. Of this amount, £2.0 billion of committed facilities are held by Prudential plc and £1.5 billion of facilities are held by M&GPrudential. Up to the point of demerger, Prudential plc has access to the whole amount through an internal committed facility. No amounts have been drawn under these facilities and there were no amounts outstanding at 30 June 2019. Access to further liquidity is available through the debt capital markets and a commercial paper programme in place, and Prudential plc has maintained a consistent presence as an issuer in the market for the past decade. The medium-term note programme, the US shelf programme (platform for issuance of SEC registered public bonds in the US market), the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company, and are intended to maintain a flexible funding capacity.

In addition to the Group's traditional sources of liquidity and financing, Jackson also has access to funding via the Federal Home Loan Bank of Indianapolis secured by collateral posted by Jackson. Given the wide range of Jackson's product set and breadth of its customer base including retail, corporate and institutional, further sources of liquidity also include premiums and deposits.

Movement in Shareholders' Funds

The following table sets forth a summary of the movement in Prudential's IFRS shareholder funds for the periods indicated:

	2019 £m	2018 £m

	Half year	Half year	Full year

Profit after tax for the period[14]	1,535	1,355	3,010
Exchange movements, net of related tax	98	69	348
Unrealised gains and losses on US fixed income securities classified as available for sale[15]	1,726	(908)	(1,083)
Dividends	(870)	(840)	(1,244)
Other	(66)	119	131

Net (decrease) increase in shareholders' funds	2,423	(205)	1,162
Shareholders' funds at beginning of the period	17,249	16,087	16,087

Shareholders' funds at end of the period	19,672	15,882	17,249

Shareholders' value per share[1]	757p	613p	665p

Group IFRS shareholders' funds in the six months to 30 June 2019 increased by 14 per cent to £19.7 billion (31 December 2018: £17.2 billion on an actual exchange rate basis), driven by the strength of the operating result, offset by dividend payments of £870 million. During the period, UK sterling has weakened relative to the US dollar and various Asian currencies, which generated a positive exchange rate movement on the net assets in the period. In addition, the decrease in US long-term interest rates between the start and the end of the reporting period produced unrealised gains on fixed income securities held by Jackson accounted for through other comprehensive income.

If the demerger had occurred at 30 June 2019, shareholders' equity would have been reduced by £5.1 billion to £14.6 billion16. For further information see note I(vii) of the Additional financial information.

Financial implications of corporate transactions

Renewal and expansion of regional strategic bancassurance alliance with UOB

In January 2019, Prudential and UOB renewed their regional bancassurance alliance until 2034, extending the scope to include a fifth market, Vietnam, alongside our existing footprint across Singapore, Malaysia, Thailand and Indonesia. Under the terms of the renewal, Prudential's life insurance products will be distributed through UOB's extensive network of more than 400 branches in five markets, providing access to over four million UOB customers. In addition, Prudential will use its digital capabilities to deliver protection-focused propositions to aid UOB's digital bank expansion and customer acquisition aspirations. An initial fee of £662 million17 will be paid under the agreement which will be funded through internal resources. This amount will be paid in three instalments. £230 million17 was paid in February 2019 with £331 million17 to be paid in January 2020 and £101 million17 to be paid in January 2021.

Partnership with OVO in Indonesia

In June 2019, Prudential announced a strategic partnership with PT Visionet International (OVO), a leading digital payments, rewards and financial services platform in Indonesia. Prudential and OVO will develop jointly new and comprehensive digital propositions for customers encompassing wellness, health and wealth products and services. Prudential and OVO customers will have the convenience of transacting online with electronic underwriting, e-payments, e-claims and access to Prudential's wide hospital network, complementing the face-to-face service from Prudential's financial consultants in 160 cities. We believe the partnership enhances Prudential's reach in one of Asia's largest insurance markets with a digitally-savvy population.

Acquisition of majority stake in Group Beneficial

In July 2019, Prudential plc completed its acquisition of a 51 per cent stake in Group Beneficial (Beneficial), one of the leading life insurers in Cameroon, Côte d'Ivoire and Togo. Beneficial provides savings and protection products to over 300,000 customers through 41 branches and more than 2,000 agents. The acquisition enhances Prudential's growing scale in Africa.

Partial disposal of India life insurance associate

In March 2019, the Group reduced its shareholding in ICICI Prudential Life Insurance Company, an Indian associate, from 25.8 per cent to 22.1 per cent. The proceeds from the sale of shares were £191 million resulting in a gain of £150 million before tax. ICICI Prudential Life Insurance Company remains an associate of the Group.

Disposal of Vietnam consumer finance business

In June 2019, the Group completed the sale of Prudential Vietnam Finance Company Limited, its Vietnam consumer finance subsidiary for proceeds of £119 million, resulting in a profit on disposal of £55 million before tax.

Acquisition of majority stake in Thanachart Fund Management

In August 2019, the Group announced that it had entered into a binding memorandum of understanding with Thanachart Bank to acquire a controlling stake in Thanachart Fund Management Co., Ltd. (T-FUND) and expects to enter into definitive agreements by the end of the year. T-FUND is the 9th largest mutual fund manager in Thailand, with total assets under management of over £5 billion as at 31 December 2018. The proposed acquisition will be subject to local regulatory approvals.

Notes

1
1        See note II of the Additional financial information for definition and reconciliation to IFRS balances.
2
Asia insurance revenues include spread income, fee income, with-profits, insurance margin and expected return on shareholder assets.
3
Includes money market funds.
4
Annualised interest cost is calculated based on core structural borrowings held at 30 June 2019, using exchange rates at 30 June 2019, and therefore excludes interest costs relating to bonds redeemed in the period.
5
All figures for net derivative losses and related movements are net of deferred acquisition costs.
6
Core refers to the underlying profit of the M&GPrudential insurance business, excluding the effect of, for example, management actions to improve solvency and material assumption changes. Details of these are set out in note I(vi) of the Additional financial information.
7
The methodology and assumptions used in calculating the Solvency II capital results are set out in note I(i) of the Additional financial information.
8
The Group shareholder capital position covers continuing and discontinued operations and excludes the contribution to own funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which as at 31 December 2018 reflected the approved regulatory position.
9
Estimated before allowing for first interim ordinary dividend (31 December 2018: second interim ordinary dividend).
10
Includes £2.9 billion of subordinated debt that is expected to be transferred to M&GPrudential pre-demerger and hence has not been 'grandfathered' with the Hong Kong IA.
11
Movements in the period have been translated at the average exchange rates for the period ended 30 June 2019, apart from remittances to the Group which reflect the exchange rate applied to the transaction. The closing balance has been translated at the closing spot rates as at 30 June 2019.
12
The M&GPrudential shareholder Solvency II ratio is measured as the ratio of Solvency II own funds to the Solvency Capital Requirement. It excludes the contribution to own funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus and includes management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date.
13
Based on hierarchy of Standard & Poor's, Moody's and Fitch, where available and if unavailable, NAIC and internal ratings have been used.
14
Excluding profit for the year attributable to non-controlling interests.
15
Net of related charges to deferred acquisition costs and tax.
16
No account has been taken of any trading and other changes in financial position of the Prudential Group after 30 June 2019, thus the pro forma financial position does not reflect the actual financial position of the retained Prudential Group following the completion of the proposed demerger.
17
Translated using a Singapore dollar: Sterling foreign exchange rate of 1.7360.

Explanation of Movements in Profit Before Shareholder Tax by Nature of Revenue and Charges

The following table shows Prudential's consolidated total revenue and consolidated total charges for the following periods.

	2019 £m	2018* £m

	Half year	Half year

Profit from continuing operations:
Gross premiums earned	16,293	14,786
Outward reinsurance premiums	(520)	(363)

Earned premiums, net of reinsurance	15,773	14,423
Investment return	24,633	1,381
Other income	199	215

Total revenue, net of reinsurance	40,605	16,019

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(36,671)	(10,928)
Acquisition costs and other expenditure	(2,711)	(3,285)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(226)	(189)
Gain (loss) on disposal of businesses and corporate transactions	13	(57)

Total charges, net of reinsurance and gain (loss) on disposal of businesses	(39,595)	(14,459)

Share of profits from joint ventures and associates, net of related tax	106	82

Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)	1,116	1,642
Less tax charge attributable to policyholders' returns	(220)	(43)

Profit before tax attributable to shareholders	896	1,599

Total tax charge attributable to policyholders and shareholders	(221)	(369)
Adjustment to remove tax charge attributable to policyholders' returns	220	43

Tax charge attributable to shareholders' returns	(1)	(326)

Profit from continuing operations for the period	895	1,273
Profit from discontinued operations for the period, net of related taxnote (ii)	645	83

Profit for the period	1,540	1,356

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2 of the unaudited condensed consolidated interim financial statements).

Notes

(i)
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure is not representative of pre-tax profits attributable to shareholders. Profit before all taxes is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for taxes borne by policyholders.
(ii)
Profit from discontinued operations represents the post-tax profit contributed by the UK and Europe operations which are classified as held for distribution at 30 June 2019 (a line-by-line analysis of profit for the period for the discontinued UK and Europe operations is included in note D2.1 of the unaudited condensed consolidated interim financial statements).The half year 2018 comparative results have been re-presented from those previously published accordingly (as described in note A2 of the unaudited condensed consolidated interim financial statements).

(a)   Earned premiums, net of reinsurance

	2019 £m	2018 £m

	Half year	Half year

Asia	8,470	7,514
US	7,279	6,895
Unallocated to a segment	24	14

Total from continuing operations	15,773	14,423

*
The 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2 of the unaudited condensed consolidated interim financial statements).

Earned premiums, net of reinsurance for continuing operations totalled £15,773 million in half year 2019, up 9 per cent from £14,423 million in half year 2018. The increase of £1,350 million was primarily driven by growth in both the Asia and US operations of £956 million and £384 million respectively. Unallocated to a segment comprises the premiums related to Africa operations.

Asia

Earned premiums reflect the aggregate of single and recurrent premiums of new business sold in the year and premiums on annual business sold in previous years, net of reinsurance.

Earned premiums for Asia, net of reinsurance increased by £956 million or 13 per cent from £7,514 million in half year 2018 to £8,470 million in half year 2019 on an AER basis. Excluding the impact of exchange translation, net earned premiums in Asia increased by 8 per cent from half year 2018 to half year 2019, from £7,873 million on a CER basis to £8,470 million. The growth in earned premiums reflects the continued growth of our in-force book of recurring premium business. In half year 2019, total gross new business premiums for Asia were £2,406 million, up by £171 million or 8 per cent from half year 2018 (£2,235 million) on an AER basis.

Our multi-platform distribution in the region, with strong agency forces and bank partnerships, and growing digital channels, is continuing to drive our performance. We have continued to grow on a broad base in the region.

US

Earned premiums, net of reinsurance increased by 6 per cent from £6,895 million in half year 2018 to £7,279 million in half year 2019 on an AER basis. Excluding the impact of exchange translation, net earned premiums in the US is broadly in line with half year 2018, from £7,331 million on a CER basis to £7,279 million in half year 2019, reflecting an industry-wide slowdown in variable annuity sales offset by an increase in the sales of fixed index annuity products. This is consistent with the Group's intent to diversify its US product mix.

(b)   Investment return

	2019 £m	2018 £m

	Half year	Half year

Asia	7,443	(1,190)
US	17,151	2,426
Unallocated to a segment and intra-segment elimination*	39	145

Total from continuing operations	24,633	1,381

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2 of the unaudited condensed consolidated interim financial statements).

Investment return principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson's debt securities designated as amortised cost and available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

Allocation of investment return between policyholders and shareholders

Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, or to policyholders or the unallocated surplus of with-profits funds, the latter two of which have no direct impact on shareholders' profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	2019 £m	2018* £m

	Half year	Half year

Asia
Policyholder returns
Assets backing unit-linked liabilities	922	(540)
With-profits business	4,911	(533)

	5,833	(1,073)
Shareholder returns	1,610	(117)

Total	7,443	(1,190)

US
Policyholders returns - Assets held to back separate account (unit-linked) liabilities	18,937	2,194
Shareholder returns	(1,786)	232

Total	17,151	2,426

Unallocated to a segment
Shareholder returns	39	145

Group Total
Policyholder returns	24,770	1,121
Shareholder returns	(137)	260

Total from continuing operations	24,633	1,381

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2 of the unaudited condensed consolidated interim financial statements).

Policyholder returns

The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

•
Unit-linked business in Asia for which the investment returns are wholly attributable to policyholders;
•
Separate account business of US operations, the investment returns of which are also wholly attributable to policyholders; and
•
With-profits business in Asia (in which the shareholders' economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution. Except for this surplus the investment returns of the with-profits funds are attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

The investment returns related to the types of business mentioned above do not impact shareholders' profits directly. However, there is an indirect impact, for example, investment-related fees or the effect of investment returns on the shareholders' share of the cost of bonuses of with-profits funds.

Investment returns for unit-linked and similar products have a reciprocal impact on benefits and claims, with an increase/decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly, for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholder returns

For shareholder-backed non-participating business of the Asia operations, the investment returns are not directly attributable to policyholders and, therefore, impact shareholders' profit directly.

Changes in shareholders' investment returns for US operations reflect primarily movements in the investment income, and realised gains and losses together with movements in the value of the derivative instruments held to manage interest rate exposures and durations within the general account (including variable annuity and fixed index annuity guarantees), GMIB reinsurance and equity derivatives held to manage the equity risk exposure of guarantee liabilities. Separately within Benefits and Claims, there is a charge for the allocation made to policyholders through the application of crediting rates for Jackson's relevant lines of business.

The majority of the investments held to back the US general account business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

Reasons for period-on-period changes in investment returns

With two exceptions, all Prudential investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from period to period, recorded in the income statement. The exceptions are for:

(i)
debt securities in the general account of US operations, the return on which is attributable to shareholders and which are accounted for on an IAS 39 available-for-sale basis. In this respect, realised gains and losses (including impairment losses) are recorded in the income statement, while movements in unrealised appreciation (depreciation) are booked as other comprehensive income. As a result, the changes in unrealised fair value of these debt securities are not reflected in Prudential's investment returns in the income statement. The unrealised gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business; and

(ii)
loans and receivables, which are generally carried at amortised cost (unless designated at fair value through profit or loss).

Subject to the effect of these two exceptions, the period-on-period changes in investment returns primarily reflect the generality of overall market movements for equities and debt securities. In addition, foreign exchange rates affect the sterling value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for overseas operations are translated at average exchange rates.

Asia

The table below provides an analysis of investment return attributable to Asia operations for the periods presented:

	2019 £m	2018 £m

	Half year	Half year

Interest/dividend income (including foreign exchange gains and losses)	1,025	784
Investment appreciation (depreciation)*	6,418	(1,974)

Total	7,443	(1,190)

*
Investment appreciation/depreciation comprises net realised or unrealised gains and losses on the investments.

In Prudential's Asia operations, equities and debt securities accounted for 39 per cent and 54 per cent, respectively, of the total investment portfolio at 30 June 2019. The remaining 6 per cent of the total investment portfolio of Prudential Asia was primarily loans and deposits with credit institutions. The total proportion of the investment portfolio invested in equities and debt securities was similar in half year 2018. In Asia, investment returns increased from negative £1,190 million in half year 2018 to positive £7,443 million in half year 2019. This increase in investment returns primarily reflects the period on period favourable change in investment appreciation of £8,392 million, driven by favourable debt and equity market performances. Falling interest rates in many parts of Asia led to unrealised bond gains in the period compared to unrealised losses in the prior period. In addition, equity market movements were favourable across the region, with the MSCI Asia Index excluding Japan index up 9 per cent during half year 2019 compared to a decline of 6 per cent in half year 2018. These favourable movements in the returns on equities have a more significant impact on the with-profits funds and unit-linked business in Asia.

US

The table below provides an analysis of investment return attributable to US operations for the periods presented:

	2019 £m	2018 £m

	Half year	Half year

Investment return of investments backing US separate account liabilities	18,937	2,194
Other investment return	(1,786)	232

Total	17,151	2,426

In the US, investment returns increased from £2,426 million in half year 2018 to £17,151 million in half year 2019. This £14,725 million favourable change arose from an increase of £16,743 million in the investment return of investments backing variable annuity separate account liabilities from a gain of £2,194 million in half year 2018 to £18,937 million in half year 2019, offset by a decrease of £2,018 million in other investment return. The higher separate account return was primarily due to strong equity market performance in the period, with the S&P 500 index up 17 per cent. Fall in interest rates also continued in the period. The decrease of £2,018 million in other investment returns primarily reflects net derivative losses of £(2,033) million incurred in the period on equity and interest rate hedge instruments used to manage the market exposure of Jackson's products (as discussed in note B1.2 to the unaudited condensed consolidated interim financial statements).

Unallocated to a segment

The investment returns for unallocated to a segment and intragroup elimination decreased by £125 million from a gain of £145 million in half year 2018 to a gain of £20 million in half year 2019. The returns in the period include the unrealised value movements on financial instruments.

(c)   Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	2019 £m	2018* £m

	Half year	Half year

Asia	(12,372)	(4,081)
US	(24,284)	(6,838)
Unallocated to a segment	(15)	(9)

Total from continuing operations	(36,671)	(10,928)

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2 of the unaudited condensed consolidated interim financial statements).

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus changes in technical provisions (which primarily represent the movement in amounts owed to policyholders) net of any associated reinsurance. Benefits and claims are amounts attributable to policyholders (net of any recoveries due from reinsurers). The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

The underlying reasons for the period to period changes in benefits and claims and movement in unallocated surplus in each of Prudential's regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders' liabilities, and movements in unallocated surplus of with-profits funds.

The charge for total benefits and claims and movement in unallocated surplus, net of reinsurance, of with-profits funds from continuing operations increased to £(36,671) million in half year 2019 from £(10,928) million in half year 2018 as shown below:

	2019 £m	2018* £m

	Half year	Half year

Claims incurred, net of reinsurance	(10,678)	(9,081)
Increase in policyholder liabilities, net of reinsurance	(25,487)	(1,637)
Movement in unallocated surplus of with-profits funds	(506)	(210)

Benefits and claims and movement in unallocated surplus, net of reinsurance from continuing operations	(36,671)	(10,928)

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2 of the unaudited condensed consolidated interim financial statements) and for a reclassification between Claims incurred, net of reinsurance and Increase in policyholder liabilities, net of reinsurance in the US.

The charge for benefits and claims and movements in unallocated surplus, net of reinsurance of £(36,671) million for half year 2019 (half year 2018: £(10,928) million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

Additionally, the movement in policyholder liabilities and unallocated surplus of with-profits funds represents the amount recognised in the income statement and therefore excludes the effect of foreign exchange translation differences on the policyholder liabilities of foreign subsidiaries and the movement in liabilities arising on acquisitions and disposals of subsidiaries in the period.

The movement in policyholder liabilities recognised in the income statement includes reserving for inflows from premiums net of upfront charges, release of liabilities for claims paid on surrenders, withdrawals, maturities and deaths, change due to investment return to the extent of the amounts allocated to policyholders or reflected in the measurement of the policyholder liabilities and other changes in the liability measurement.

However, the principal driver for the period on period variations in the increases and decreases in policyholder liabilities is the investment return element due to the inherent nature of market fluctuations. These variations are driven by changes to investment return reflected in the statement of financial position measurement of liabilities for Prudential's with-profits and unit-linked policies (including US separate account business). In addition, for those liabilities under IFRS where the measurement reflects the yields on assets backing the liabilities, the period to period changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in policyholder liabilities.

An analysis of statement of financial position movements in policyholder liabilities and unallocated surplus of with-profits funds is provided in note C4.1 to the unaudited condensed consolidated interim financial statements. The policyholder liabilities shown in the analysis in note C4.1 are gross of reinsurance and include the full movement in the period of investment contracts without discretionary participating features (as defined in IFRS 4). Further, this analysis has been prepared to include the Group's share of the policyholder liabilities of the Asia joint ventures and associate that are accounted for on an equity method basis in the Group's financial statements.

The principal variations in the movements in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed below.

Asia

In half year 2019, the charge for benefits and claims and movement in unallocated surplus of with-profits funds totalled £(12,372) million compared to £(4,081) million in half year 2018, representing an increase of £8,291 million. The amounts of the period to period change attributable to each of the underlying reasons are shown below:

	2019 £m	2018 £m

	Half year	Half year

Claims incurred, net of reinsurance	(2,723)	(2,421)
Increase in policyholder liabilities, net of reinsurance	(9,143)	(1,452)
Movement in unallocated surplus of with-profits funds	(506)	(208)

Benefits and claims and movement in unallocated surplus, net of reinsurance	(12,372)	(4,081)

In general, the growth in policyholder liabilities in Asia over the periods shown above reflecting the continued growth of our in-force book of recurring premium business.

The variations in the increases or decreases in policyholder liabilities in individual periods were primarily however, due to movement in investment returns. This was as a result of asset value movements that are reflected in the unit value of the unit-linked policies and the fluctuation of the policyholder liabilities of the Asia operations' with-profits policies with the fund's investment performance.

Accordingly, the favourable equity market movement and the unrealised gains on bonds as a result of falling interest rates led to a related increase in the charge to benefits and claims in half year 2019 as compared to the prior period.

US

Except for institutional products and term certain annuities which are classified as investment products under IAS 39, the products are accounted for as insurance contracts for IFRS reporting purposes. On this basis of reporting, deposits into these products are recorded as premiums while, withdrawals and surrenders are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies.

In half year 2019, the accounting charge for benefits and claims increased by £17,446 million to £24,284 million compared to £6,838 million in the same period in the prior year. The amounts of the period to period change attributable to each of the underlying reasons are described below:

	2019 £m	2018 £m

	Half year	Half year

Claims incurred, net of reinsurance	(7,946)	(6,655)
Increase in policyholder liabilities, net of reinsurance	(16,338)	(183)

Benefits and claims, net of reinsurance	(24,284)	(6,838)

*
The half year 2018 comparative results have been re-presented from those previously published for a reclassification between Claims incurred, net of reinsurance and Increase in policyholder liabilities, net of reinsurance.

The period-on-period movement in claims incurred for US operations as shown in the table above also includes the effect of translating the US results into pounds sterling at the average exchange rates for the relevant periods.

The charges in each period comprise amounts in respect of variable annuity and other business. The period on period movement is principally driven by the movement in the investment returns on the assets backing the variable annuity separate account liabilities and the inclusion of the John Hancock business which was acquired in the fourth quarter of 2018. This has increased in half year 2019 compared to half year 2018 due to higher US equity market levels in the current period as discussed above under 'Investment Return'.

Unallocated to a segment

Unallocated to a segment comprises the benefits and claims related to Africa operations.

(d)   Acquisition costs and other expenditure

	2019 £m	2018* £m

	Half year	Half year

Asia	(2,009)	(1,771)
US	(494)	(1,326)
Unallocated to a segment and intra-segment elimination	(208)	(188)

Total from continuing operations	(2,711)	(3,285)

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2 of the unaudited condensed consolidated interim financial statements).

Total acquisition costs and other expenditure of £(2,711) million for continuing operations in half year 2019 were 17 per cent lower than the £(3,285) million incurred in half year 2018. In general, acquisition costs and other expenditure comprise acquisition costs incurred for insurance policies, change in deferred acquisition costs, operating expenses and movements in amounts attributable to external unit holders. Movements in amounts attributable to external unit holders of consolidated investment funds reflect the change in the overall returns in these funds in the period that is attributable to third-parties.

Asia

Total acquisition costs and other expenditure for Asia in half year 2019 was £(2,009) million representing an increase of £238 million compared with £(1,771) million in half year 2018. The increase of £238 million includes a favourable exchange translation impact of £90 million. Excluding the currency volatility, the total acquisitions and other expenditure increased by £147 million from half year 2018 to half year 2019. The increase is mainly due to the increase in acquisition costs net of deferred acquisition costs and renewal commissions as the business continues to expand.

US

Total acquisition costs and other expenditure for the US of £(494) million in half year 2019 represented decrease of £832 million against the £(1,326) million incurred in half year 2018. The decrease of £832 million includes an unfavourable exchange translation impact of £84 million. Excluding the currency volatility, total acquisition costs and other expenditure decreased by £916 million from half year 2018 to half year 2019.

Expenses fluctuate period on period due to the amortisation of deferred acquisition costs varying with the level of short-term fluctuations in investment returns. In half year 2019 total amortisation charge of deferred acquisition costs reduced by £861 million from negative £479 million in half year 2018 to positive £382 million primarily due to the equity hedge losses incurred during the period. The half year 2019 amortisation charge included a favourable DAC deceleration credit of £148 million compared with an unfavourable DAC acceleration charge of £(42) million in half year 2018. The favourable development in DAC deceleration is a function of significant outperformance in the separate account return in the period compared with that assumed within the mean reversion formula.

EEV Basis, New Business Results and Free Surplus Generation

In addition to IFRS basis results, Prudential's filings with the UK Listing Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators (KPIs). These include results prepared in accordance with the European Embedded Value (EEV) Principles and Guidance issued by the CFO Forum of European Insurance Companies, New Business and Free Surplus Generation measures, which are alternative performance measures.

The EEV basis is a value-based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital or economic capital where higher and free surplus) of Prudential's life insurance operations. Prudential publishes its EEV results semi-annually in the UK, Hong Kong and Singapore markets.

New Business results are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business results are categorised as single premiums and annual regular premiums. New business results are also summarised by annual premium equivalents (APE) which are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. EEV basis new business profit and margins are also published semi-annually.

Underlying free surplus generation is used to measure the internal cash generation by our business units. For the insurance operations it represents amounts maturing from the in-force business during the period less investment in new business and excludes other non-operating items. For asset management it equates to post-tax adjusted IFRS operating profit based on longer-term investment returns for the period.

Additional Information on Liquidity and Capital Resources

After making sufficient enquiries the directors of Prudential have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that the financial statements are approved.

Liquidity sources

The parent company, including the central finance subsidiaries, held cash and short-term investments of £2,365 million as at 30 June 2019 and £3,236 million as at 31 December 2018. The sources of cash in half year 2019 included dividends, loans and net cash amounts received from operating subsidiaries. Prudential received £1,212 million in net cash remittances from business units in half year 2019, compared with £1,111 million received in half year 2018. These remittances primarily comprise dividends from business units and the shareholders' statutory transfer from the UK long-term with-profits fund relating to earlier bonus declarations.

Dividends, loans and net cash amounts received from subsidiaries

The table below shows the dividends, loans and other net cash amounts received by Prudential from the principal operating subsidiaries for the first half of 2019 and 2018:

	2019 £m	2018 £m

	Half year	Half year

From continuing operations:
Asia	451	391
US	400	342
Other UK (including Prudential Capital)	5	37

Total continuing operations	856	770
From discontinued operations – M&GPrudential	356	341

Total remittances to the Group from business units	1,212	1,111

The amount of dividends paid by Prudential's main operations is determined after considering the development, growth and investment requirements of the operating businesses and subject to the applicable legal and regulatory restrictions.

Group Consolidated Cash Flows

The discussion that follows is based on the condensed consolidated statement of cash flows prepared under IFRS and presented in Prudential's unaudited condensed consolidated interim financial statements.

Net cash outflows from continuing operations in the first half of 2019 were £2,146 million. This amount comprised outflows of £784 million from operating activities, outflows of £88 million from investing activities and outflows of £1,274 million from financing activities. During the first half of 2018 net cash inflows for continuing operations were £109 million, comprising inflows of £980 million from operating activities, outflows of £191 million from investing activities and outflows of £680 million from financing activities.

Net cash outflows from discontinued operations in the first half of 2019 were £124 million. This amount comprised inflows of £404 million from operating activities, outflows of £172 million from investing activities and outflows of £356 million from financing activities. During the first half of 2018 net cash outflows for discontinued operations were £2,380 million comprising outflows of £1,711 million from operating activities, outflows of £224 million from investing activities and outflows of £445 million from financing activities.

As at 30 June 2019, the Group held cash and cash equivalents of £9,832 million compared with £12,125 million at 31 December 2018, an increase of £1,382 million (representing net cash outflows for both continuing and discontinued operations outlined above, and the effect of exchange rate changes of negative £(23) million). Of the total cash and cash equivalents held by Group at 30 June 2019, £5,208 million related to cash and cash equivalents held by continuing operations and £4,624 million related to cash and cash equivalents held by discontinued operations.

Contingencies and Related Obligations

Details of the main changes to Prudential's contingencies and related obligations that have arisen in the six-month period ended 30 June 2019 are set out in note D3 to the unaudited condensed consolidated interim financial statements.

Derivative Financial Instruments

Details of the uses of derivative financial instruments by Prudential are as provided in the Group's 2018 annual report on Form 20-F.

GROUP RISK FRAMEWORK

Our Group Risk Framework and risk appetite have allowed us to control our risk exposure successfully throughout the year. Our governance, processes and controls enable us to deal with uncertainty effectively, which is critical to the achievement of our strategy of helping our customers achieve their long-term financial goals.

This section explains the main risks inherent in our business and how we manage those risks, with the aim of ensuring an appropriate risk profile is maintained. Although M&GPrudential is considered a discontinued operation and is approaching life as a fully independent business with its board and management in place, until the demerger is effected M&GPrudential's risks (as with those of the Group's other business units) are managed within the Group Risk Framework and this report reflects this position.

1.     Introduction

Group structure

The activity ongoing at M&GPrudential to combine its asset management and UK and Europe insurance businesses, and M&GPrudential's proposed demerger from the rest of the Group (announced in March 2018), requires significant and complex changes. These have continued to progress apace in 2019. The Risk function has been embedded within key work streams and with a number of important milestones in the demerger activity now completed, a clear view exists of the remaining activities and associated risks and dependencies in order to execute these changes.

A mature and well-embedded risk framework is in place and, during this period of transition, the Group Risk function has performed a defined role in providing oversight, support and risk management, as well as objective challenge to ensure the Group remains within its risk appetite. During 2019, these activities have been in the form of risk opinions, guidance and assurance on critical transformation and demerger activity for the Group and at M&GPrudential, as well as assessments and ongoing monitoring of the financial and execution risks to the demerger from external events. These include the potential market disruption from the UK's exit from the EU and the current situation in Hong Kong.

A key objective is that post-demerger there are two strong, standalone risk functions in M&GPrudential and Prudential plc that are more closely aligned to their respective key stakeholders. Planning and delivery of operational separation for the risk functions remain on track. Throughout this process, the Risk function has kept its focus on managing the risks of the growing business, in an environment which remains uncertain from a geopolitical and macroeconomic perspective.

Societal developments

Investor focus in developed economies continues to shift from the goods and services which businesses deliver to customers towards the way in which such business is conducted and how this impacts on the wider society. Developments in the business environments in which the Group operates are continually monitored to ensure that the environmental, social and governance (ESG) issues that are important to the Group's brand, reputation and long-term strategy are understood and managed, and this includes stakeholder and regulatory expectations. Technological developments continue and there is a growing expectation from consumers that the services they receive, and the manner in which it is delivered, keeps pace. Regulatory developments such as the EU General Data Protection Regulation (GDPR), and similar regulations in the US and Asia, have underlined that personal data must be held securely and its use must be transparent to the data owner. Risks around the security and use of personal data are actively managed by the Group, and regulations in data protection have been incorporated into the principles against which the business requirements are defined.

The world economy

Economic growth worldwide has been slowing since the beginning of the year, with global manufacturing contracting in May and June, led by the Eurozone, UK and some Asian economies, although the US continued to see some expansion. Services and consumption data have remained fairly robust over the first half and this has provided support to the extent of economic growth seen. Various factors have exerted downward pressure on global GDP growth over the year to date, including political tensions (in particular those related to trade policies), efforts in China to deleverage and tightened financial conditions in the US. Faced with the prospect of a slowdown in the global economy, continued subdued inflation and the potential impacts from trade tensions, the major central banks across North America, Europe and Asia have signalled a change in position towards further easing in monetary policy. Although the continuation of accommodative monetary conditions is expected to provide support for the global economy, the outlook over the rest of 2019 is likely to remain highly uncertain.

Financial markets

Financial markets suffered broadly as 2018 came to an end, driven by the substantial weakening of growth in world trade and the tightening in monetary policy being effected by central banks at that time. In the first half of 2019, most assets responded positively to the US Federal Reserve's then-indications of a potential move back towards accommodative monetary policy, which ultimately manifested in a 0.25 per cent cut in the US central bank's benchmark interest rate in early August. Bond valuations have also rallied on the back of the significant fall in interest rates over the first quarter. The announcement in early July 2019 of a resumption in trade talks between the US and China has contributed further to the increase in risk asset values. Headwinds to a continuation of positive financial market performance remain in place, in particular given that market turbulence and reduced liquidity tend to exacerbate increases in volatility. Markets remain highly susceptible to any abrupt change in risk sentiment and in particular to the signals of central banks in respect of the direction of travel in monetary policy.

(Geo)political landscape

Events in 2019 continue to show that the world is experiencing a period of global geopolitical transition and increasing uncertainty. Popular discontent has been one of the driving factors of political change, and the role of multilateral rules-based institutions that underpin global order, such as the United Nations (UN), the North Atlantic Treaty Organisation (NATO) and the World Trade Organisation (WTO) do not appear as certain as they once were. It is clear that the full long-term impacts of these global changes remain to be seen. Across the Group's key geographies we continue to see national protectionism in trade and economic policies. The UK's exit from the EU and the nature of the future relationship persists as a key uncertainty. Rising tensions in the Gulf region and China's relationship with both the US and Hong Kong remain sources of geopolitical uncertainty. As a global organisation, the Group develops plans to mitigate business risks arising against this backdrop and engages with national bodies where it can in order to ensure its policyholders, employees and other key stakeholders are not adversely impacted.

Regulations

Prudential operates in highly regulated markets across the globe, and the nature and focus of regulation and laws remains fluid. A number of national and international regulatory developments are in progress, with a continuing focus on solvency and capital standards, conduct of business, systemic risks and macroprudential policy. Such developments will continue to be monitored at a national and global level and form part of Prudential's engagement with government policy teams and regulators. Prudential announced in August 2018 that the Hong Kong Insurance Authority would be the Group-wide supervisor following the demerger of M&GPrudential, and constructive engagement continued in 2019 on the future Group-wide regulatory framework that will apply to the Group immediately after the demerger and the framework that will apply in the longer term. Similarly, M&GPrudential has been engaging closely with the PRA and FCA on the application of the existing regulatory framework in the UK to the demerged business.

2.     Key internal, regulatory, economic and (geo)political events over the past 12 months

Q3 2018	Q4 2018	Q1 2019	Q2 2019

In August, the Group announces that the Hong Kong Insurance Authority will become the Group-wide supervisor for Prudential plc after the demerger of M&GPrudential, and constructive engagement on the future regulatory relationship begins.

In July, the International Association of Insurance Supervisors (IAIS) releases consultation documents for both the Common Framework for the Supervision of Insurers (ComFrame) and Insurance Capital Standard (ICS) v2.0. The Group submits ICS field results to the PRA in August 2018.

In September, PRA and FCA request from major banks and insurers, details of preparations and actions being undertaken to manage transition from London Inter-Bank Offered Rate (LIBOR) to alternative interest rate benchmarks.

Emerging market equities decline rapidly in August as tightening financial conditions impact economies with external funding vulnerabilities.

The US imposes tariffs on Chinese exports worth US$50 billion in July, prompting Beijing to respond in kind. Despite a temporary truce agreed at the G20 summit on 1 December, trade tensions between the two nations remains high.

The IAIS launches a consultation for the Holistic Framework (HF) in November, which aims to assess and mitigate systemic risk in the insurance sector and is intended to replace the current Global Systemically Important Insurer (G-SII) measures, with the aim of adoption in November 2019.

In November, the International Accounting Standards Board (IASB) tentatively delays the effective date of IFRS 17 by one year to periods beginning on or after 1 January 2022. The introduction of further amendments to this new standard will be considered.

The reduction in global accommodative monetary policy continues, with the European Central Bank (ECB) confirming that net asset purchases would cease at the end of 2018, and the US Federal Reserve raises rates for the fourth time in 2018 in December.

China reports a large manufacturing decline in December, prompting concerns of a global growth slowdown. Additional stimulus measures from the People's Bank of China are enacted.

On 25 March, the Hong Kong IA and Prudential plc sign the Regulatory Letter specifying the supervisory framework immediately following the demerger of M&GPrudential. The Group has since agreed with the supervisor to apply the Local Capital Summation Method (LCSM) to determine Group regulatory capital requirements and related governance requirements until the Hong Kong IA's Group-wide Supervision Framework is finalised.

Over Q1 signs continue of a moderation in US growth and a sharper slowdown in the rest of the world, with Europe's growth expectations dropping progressively throughout the quarter. Central bank rhetoric turns dovish, and this is one of the factors driving the S&P 500 to its best quarter since Q2 2009 (rising by 13.6 per cent), along with returning positive risk sentiment. Meanwhile, yields fall sharply in response to the softening economic outlook and dovish turn by central banks. In Q2, China reports its lowest quarterly GDP growth rate in 30 years of 6.2 per cent.

In Indonesia, the Otoritas Jasa Keuangan (OJK) approves 'grandfathering' of Prudential's existing 94.6 per cent shareholding in P.T. Prudential Life Assurance, our Indonesian subsidiary, although any future capital will be subject to the 80 per cent foreign ownership limit.

Prudential's Pulse app launches in April in Malaysia, providing affordable digital health and wellness services to consumers. In June, Prudential announces a strategic partnership with OVO to offer customers wellness, health and wealth products and services in Indonesia.

Several key elections are held across Asia in the first and second quarters. Legislative elections take place in Thailand in March, with the outcome marking the country's return to civilian rule; in April the incumbent President Widodo wins the presidential election in Indonesia; and in May the legislative elections in India see a victory for Prime Minister Narendra Modi. The election results align broadly to consensus polls.

Over Q2 and into Q3, large-scale demonstrations have taken place in Hong Kong, sparked by an extradition bill proposed by the Hong Kong government.

The Hong Kong Insurance Authority issues its Guidelines on Enterprise Risk Management in July, setting out objectives and requirements on ERM and the Own Risk Solvency Assessment under Pillar 2 of its proposed RBC regime for solo entities.

Q3 2018	Q4 2018	Q1 2019	Q2 2019

The Bank of England raises rates for the second time since the 2008 financial crisis to 0.75 per cent in August, while highlighting significant Brexit-driven uncertainties to the economy.	Fears of tightening financial conditions and a global economic slowdown trigger a sharp sell-off in US equity markets, which had remained resilient through the first three quarters of 2018, while global equities fall further. The S&P 500 ends 2018 with an annual decline of circa 6 per cent. In early 2019 risk sentiment improves, contributing to a broad rally in equity markets.

In November, Jackson announces the acquisition of the group payout annuity business of John Hancock Life Insurance Company, a closed book of circa 200,000 in-force certificates representing IFRS reserves of approximately US$5.5 billion.

PPM America (PPMA) becomes the fourth Prudential Group signatory to the UN Principles for Responsible Investment in October 2018.

Democrats win control of the House of Representatives in the November US midterm elections, while the Republicans retain control of the Senate. As bipartisan disputes increase, the US government partially shuts down between late December 2018 and January 2019.

In December, the UK Parliament rejects the negotiated agreement on the UK's withdrawal from the EU. Uncertainty on the nature of the UK's exit from the EU persists as the UK government seeks to renegotiate the agreement in early 2019.

In March, the Group announces further expansion in West Africa via the acquisition of a majority stake in Group Beneficial, a leading life insurer operating in Cameroon, Côte d'Ivoire and Togo. The acquisition completes in Q3.

In February, in a summit in Hanoi, the US and North Korea fail to reach an agreement on nuclear disarmament and a lifting of US-led international sanctions. However, in June the two countries agree to resume talks as Donald Trump becomes the first sitting US president to enter North Korea.

On 29 March, EIOPA releases a discussion paper on systemic risk and macroprudential policy in insurance, setting out its thinking on how this area should be addressed in the 2020 Solvency II review. The paper suggests a range of potential macroprudential tools and measures.

The UK Parliament fails to pass the negotiated Withdrawal Agreement by the-then Article 50 notice period deadline of 29 March, resulting in an agreed extension until 31 October 2019. Prime Minster Theresa May resigns from office in May with Boris Johnson selected by the Conservative Party as her successor.

At the G20 summit in June, the US and China agree to resume trade talks, which eases tensions which had contributed to downward pressure on global economic growth. The month-long truce ends abruptly in Q3 when the US announces in August tariffs on US$300 billion of Chinese imports (effective September). In response to the subsequent devaluation of the RMB, the US Treasury designates China a currency manipulator as tensions re-escalate.

Geopolitical tensions rise in the Middle East as Iran announces a step-up in its production of enriched uranium. This follows the US' withdrawal from the 2015 nuclear deal and its subsequent imposition of economic sanctions. The risk of further escalation remains high.

In April, the PRA issues Supervisory Statement (SS 3/19) on 'enhancing banks and insurers' approaches to managing the financial risks from climate change' which outlines the regulatory expectations for financial services firms to assess impacts from climate change.

In June, the PRA and FCA hold a conference to set out their reaction to firms' plans on how to transition away from London Inter-Bank Offered Rate (LIBOR) to alternative interest rate benchmarks.

Following the end of Q2, the Group submits the results of ICS field-testing for 2019 (launched in April 2019) to the IAIS on 31 July 2019. This will be the last field-testing prior to the finalisation of the ICS 2.0 specifications and the start of a five-year monitoring period next year. This follows the IAIS global seminar which took place in June.

3.     Managing the risks in implementing our strategy

This section provides an overview of the Group's strategy and the significant risks arising from the delivery of this strategy. The risks outlined below, which are not exhaustive, are discussed in more detail in sections 5 and 6.

Our strategy	Significant risks arising from the delivery of the strategy

Group-wide We aim to generate attractive returns enabling us to	• Transformation risks around key change programmes

provide financial security to our customers and deliver	• Group-wide regulatory risks

sustainable growth for our shareholders. Following	• Information security and data privacy risks

rigorous review, we believe that this long-term strategy is	• Business disruption and third-party risks

best served through the demerger of M&GPrudential.	• Conduct risk

Asia Serving the protection and investment needs of the	• Persistency risk

growing middle class in Asia.	• Morbidity risk

• Regulatory risk (including foreign ownership and conduct)

United States Providing asset accumulation and retirement income	• Financial risks

products to US baby boomers.	• Policyholder behaviour risk

Africa	• The Group continues to increase its risk management focus on Prudential Africa as its presence there expands and grows in materiality.

M&GPrudential Meeting the savings and retirement needs of an ageing	• M&GPrudential merger and transformation risk

UK and continental European population.	• Longevity risk

• Customer risk

4.     Risk governance

a.
System of governance

Appropriately managed risks allow Prudential to take business opportunities and enable the growth of its business. Effective risk management is therefore fundamental in the execution of the Group's business strategy, now and after demerger. Prudential's approach to risk management must be both well embedded and rigorous, closely aligned with the Group's key stakeholders and its business units and Group-wide. As the economic and political environment in which we operate changes, it should also be sufficiently broad and dynamic to respond to these changes.

Prudential has in place a system of governance that promotes and embeds a clear ownership of risk, processes that link risk management to business objectives and a proactive Board and senior management providing oversight of risks. Mechanisms and methodologies to review, discuss and communicate risks are in place together with risk policies and standards to ensure risks are identified, measured, managed, monitored and reported.

How 'risk' is defined

Prudential defines 'risk' as the uncertainty that is faced in implementing the Group's strategies and achieving its objectives successfully, and includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. Accordingly, material risks will be retained selectively when it is considered that there is value in doing so, and where it is consistent with the Group's risk appetite and philosophy towards risk-taking.

How risk is managed

Risk management is embedded across the Group through the Group Risk Framework, which is owned by the Board and details Prudential's risk governance, risk management processes and risk appetite. The Framework is based on the concept of the 'three lines of defence', comprising risk taking and management, risk control and oversight, and independent assurance and has been developed to monitor the risks to our business. The aggregate Group exposure to its key risk drivers is monitored and managed by the Group Risk function which is responsible for reviewing, assessing, providing oversight and reporting on the Group's risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

In 2019, the Group continued to update its policies and processes around oversight of model risks. Prudential manages key ESG issues though a multi-disciplinary approach with functional ownership for ESG topics.

The following section provides more detail on our risk governance, risk culture and risk management process.

b.    Group Risk Framework

  i.
  Risk governance and culture

    Prudential's risk governance comprises the Board, organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that the Group Head Office and the business units establish to make decisions and control their activities on risk-related matters. It includes individuals, Group-wide functions and committees involved in overseeing and managing risk.

    The risk governance structure is led by the Group Risk Committee, supported by independent non-executive directors on risk committees of material subsidiaries. These committees monitor the development of the Group Risk Framework, which includes risk appetite, limits, and policies, as well as risk culture.

    The Group Risk Committee reviews the Group Risk Framework and recommends changes to the Board to ensure that it remains effective in identifying and managing the risks faced by the Group. A number of core risk policies and standards support the Framework to ensure that risks to the Group are identified, assessed, managed and reported.

    Culture is a strategic priority of the Board, who recognise its importance in the way that the Group does business. Risk culture is a subset of Prudential's broader organisational culture, which shapes the organisation-wide values that we use to prioritise risk management behaviours and practices.

    An evaluation of risk culture forms part of the Group Risk Framework and in particular seeks to identify evidence that:

    •
    Senior management in business units articulate the need for effective risk management as a way to realise long-term value and continuously support this through their actions;
    •
    Employees understand and care about their role in managing risk – they are aware of and discuss risk openly as part of the way they perform their role; and
    •
    Employees invite open discussion on the approach to the management of risk.

    The Group Risk Committee also has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

    Prudential's Code of Conduct and Group Governance Manual include a series of guiding principles that govern the day-to-day conduct of all its people and any organisations acting on its behalf. This is supported by specific risk policies which require that the Group act in a responsible manner. These include, but are not limited to, policies covering anti-money laundering, financial crime and anti-bribery and corruption. The Group's third-party supply policy ensures that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Embedded procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

  ii.
  The risk management cycle

    The risk management cycle comprises processes to identify, measure and assess, manage and control, and monitor and report on our risks.

    Risk identification

    Group-wide risk identification takes place throughout the year as the Group's businesses undertake a comprehensive bottom-up process to identify, assess and document its risks. This concludes with an annual top-down identification of the Group's key risks, which considers those risks that have the greatest potential to impact the Group's operating results and financial condition and is used to inform risk reporting to the risk committees and the Board for the year.

    Our risk identification process also includes the Group's Own Risk and Solvency Assessment (ORSA), as required under Solvency II, and horizon-scanning performed as part of our emerging risk management process.

    In accordance with provision 28 of the UK Corporate Governance Code, the Board performs a robust assessment of the principal and emerging risks facing the Company through the Group-wide risk identification process, Group ORSA report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated. An emerging risk process has been developed to support the identification, analysis, and decision-making with respect to such risks and combines both top-down and bottom-up views of risks at the level of the Group and its business units.

    Reverse stress testing, which requires the Group to ascertain the point of business model failure, is another tool that helps us to identify the key risks and scenarios that may have a material impact on the Group.

    The risk profile is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group's annual set of key risks are given enhanced management and reporting focus.

    Risk measurement and assessment

    All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group's internal model, which is used to determine capital requirements under Solvency II and our own economic capital basis. Governance arrangements are in place to support the internal model, including independent validation and processes and controls around model changes and limitations.

    Risk management and control

    The control procedures and systems established within the Group are designed to manage the risk of failing to meet business objectives and are detailed in the Group risk policies. These focus on aligning the levels of risk-taking with the Group's strategy and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

    The management and control of risks are set out in the Group risk policies, and form part of the holistic risk management approach under the Group's ORSA. These risk policies define:

    •
    The Group's risk appetite in respect of material risks, and the framework under which the Group's exposure to those risks is limited;
    •
    The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
    •
    The flows of management information required to support the measurement and management of the Group's material risks.

    The methods and risk management tools we employ to mitigate each of our major categories of risks are detailed in the further risk information section below.

    Risk monitoring and reporting

    The identification of the Group's key risks informs the management information received by the Group risk committees and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in other key and emerging risks.

  iii.
  Risk appetite, limits and triggers

    The extent to which Prudential is willing to take risk in the pursuit of its business strategy and objective to create shareholder value is defined by a number of qualitative and quantitative expressions of risk appetite, operationalised through measures such as limits, triggers and indicators. The Group Risk function is responsible for reviewing the scope and operation of these risk appetite measures at least annually to determine that they remain relevant. The Board approves all changes made to the Group's aggregate risk appetite and has delegated authority to the Group Risk Committee to approve changes to the system of limits, triggers and indicators.

    Group risk appetite is set with reference to economic and regulatory capital, liquidity and earnings volatility which is aimed at ensuring that an appropriate level of aggregate risk is taken across the Group. Appetite is also defined for the Group's financial and non-financial risks. Further detail is included in sections 5 and 6, as well as covering risks to shareholders, including those from participating and third-party business. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide further constraint and defined points for escalation.

    Capital requirements

    Limits on capital requirements aim to ensure that the Group meets its internal economic capital requirements, achieves its desired target rating to meet its business objectives, and ensures that supervisory intervention is not required. The two measures currently in use at the Group level are Solvency II capital requirements and internal economic capital (ECap) requirements. In addition, capital requirements are monitored on local statutory bases.

    The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from local business units to calculate the Group's aggregated position (allowing for diversification effects between local business units) relative to the aggregate risk limits.

    Liquidity

    The objective of the Group's liquidity risk appetite is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business-as-usual and stressed scenarios. Risk appetite with respect to liquidity risk is measured using a Liquidity Coverage Ratio (LCR) which considers the sources of liquidity against liquidity requirements under stress scenarios.

    Earnings volatility

    The objectives of the Group's appetite and aggregate risk limits on earnings volatility seek to ensure that variability is consistent with the expectations of stakeholders; that the Group has adequate earnings (and cash flows) to service debt and expected dividends and to withstand unexpected shocks; and that earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies. The volatility of earnings is measured and monitored on operating profit and EEV operating profit bases, although IFRS and EEV total profits are also considered.

5.     Summary risks

Broadly, the risks assumed across the Group can be categorised as those which arise as a result of our business operations, our investments and those arising from the nature of our products. Prudential is also exposed to those broad risks which apply because of the global environment in which it operates. These risks, where they materialise, may have a financial impact on the Group, and could also impact on the performance of its products or the services it provides to our customers and distributors, which gives rise to potential risks to its brand and reputation and have conduct risk implications. These risks, which are not exhaustive, are summarised below. The materiality of these risks, whether material at the level of the Group or its business units, is also indicated. The Group's disclosures covering risk factors can be found at the end of this document.

'Macro' risks

Some of the risks that the Group is exposed to are necessarily broad given the external influences which may impact on the business. These risks include:

Global economic conditions

Changes in global economic conditions can impact Prudential directly; for example, by leading to reduced investment returns and fund performance and liquidity, and increasing the cost of promises (guarantees) that have been made to our customers. Changes in economic conditions can also have an indirect impact on the Group; for example, leading to a decrease in the propensity for people to save and buy Prudential's products, as well as changing prevailing political attitudes towards regulation. This is a risk which is considered material at the level of the Group.

Geopolitical risk

The geopolitical environment may have direct or indirect impacts on the Group and has seen varying levels of volatility in recent years as seen by political developments in the UK following its decision to leave the EU, and in the US and China. Uncertainty in these regions, combined with the continued threat of further conflict in the Middle East and unpredictability in East Asia, Hong Kong and the Korean peninsula underline that geopolitical risks have potentially wide-ranging impacts; for example, through increased regulatory, operational and business resilience risks, and changes to the economic environment. Developments in Hong Kong are being closely monitored by the Group to ensure that any potential impact to the business, our employees and customers are managed within our existing business resilience processes.

Regulatory risk

Prudential operates under the ever-evolving requirements set out by diverse regulatory, legal and tax regimes. The increasing shift towards macroprudential regulation and the number of regulatory changes underway across Asia (in particular focusing on consumer protection) are key areas of focus, while both Jackson and M&GPrudential operate in highly regulated markets. Regulatory reforms can have a material impact on Prudential's businesses. The proposed demerger of M&GPrudential will result in a change in Prudential's Group-wide supervisor to the Hong Kong Insurance Authority. Prudential has agreed to apply the Local Capital Summation Method (LCSM) to determine Group regulatory capital requirements, together with related governance requirements, immediately following the demerger of M&GPrudential. The Group is proactively engaging with the supervisor-elect on the supervisory framework that will apply to the Group in the longer term. This is intended to be the Hong Kong IA's Group-wide Supervision (GWS) Framework which is currently under development and is not expected to be enacted until the second half of 2020.

Technological change

The emergence of advanced technologies is continuing to provide an impetus for companies to rethink their existing operating models and how they interact with their customers. These developments are already influencing changes to the competitor and regulatory landscape. Technological change is considered from both an external and internal view. The external view considers the risks that emerge from the rise of new technologies (including the risk that the Group does not identify these) and how this may impact on the insurance industry and Prudential's competitiveness within it. The internal view considers the risks associated with the Group's internal developments in meeting digital change challenges and opportunities. Prudential is embracing the opportunities from new technologies, and any risks which arise from them are closely monitored.

ESG risks

As a Group, responding effectively to those material risks with ESG implications is crucial in maintaining Prudential's brand and reputation, and in turn its financial performance and its long-term strategy. Policies and procedures to support how the Group operates in relation to certain ESG issues are included in the Group Governance Manual.

Risks from our investments	Risks from our products	Risks from our business operations

Market risk
Is the potential for reduced value of Prudential's investments resulting from the volatility of asset prices, driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices.

In the Asia business, the main market risks arise from the value of fees from its fee-earning products. In the US, Jackson's fixed and variable annuity books are exposed to a variety of market risks due to the assets backing these policies.

M&GPrudential's asset management business invests in a broad range of asset classes and its income is subject to the price volatility of global financial and currency markets. The UK business's market risk exposure predominantly arises from the valuation of the shareholders' proportion of the with-profits fund's future profits, which depends on equity, property and bond values.

Credit risk
The Group's asset portfolio gives rise to invested credit risk, being the potential for a reduction in the value of Prudential's investments driven by the lowering of credit quality and likelihood of defaults. The assets backing the annuity business in the UK, Jackson's general account portfolio and the Asia shareholder business means credit risk is considered a material risk for all business units.

The Group is also exposed to counterparty default risk through activities such as reinsurance and derivative hedging as well as the operational management of cash.

Insurance risks
The nature of the products offered by Prudential exposes it to insurance risks, which form a significant part of the overall Group risk profile.

The insurance risks that the business is exposed to by virtue of its products include longevity risk (policyholders living longer than expected); mortality risk (higher number of policyholders with life protection dying than expected); morbidity risk (more policyholders with health protection becoming ill than expected) and persistency risk (customers lapsing their policies at different levels than expected, and a type of policyholder behaviour risk). The medical insurance business in Asia is also exposed to medical inflation risk (the increasing cost of medical treatments being higher than expected).

The pricing of Prudential's products requires it to make a number of assumptions, and deviations from these may impact its reported profitability and capital position. Across its business units, some insurance risks are more material than others.

Persistency and morbidity risks are among the most material insurance risks for the Asia business given the focus on health and protection products in the region.

The Jackson business is most exposed to policyholder behaviour risk, including persistency, which impacts the profitability of the variable annuity business and is influenced by market performance and the value of policy guarantees.

Transformation risk
A number of significant change programmes are currently running to effect both the Group's strategy and to comply with emerging regulatory changes. The breadth of these activities, and the consequences, including the reputational impact, to the Group should they fail to meet their objectives, mean that these risks are material at the level of the Group.

Operational risks
A combination of the complexity of the Group, its activities and the extent of transformation in progress creates a challenging operating environment.

Operational risk is the risk of loss or unintended gain from inadequate or failed processes, personnel, systems and external events, and can arise through business transformation; introducing new products; new technologies; and entering into new markets and geographies. Implementing the business strategy and processes for ensuring regulatory compliance (including those relating to the conduct of its business) requires interconnected change initiatives across the Group, the pace of which introduces further complexity. The Group's outsourcing and third-party relationships introduce their own distinct risks. Such operational risks, if they materialise, could result in financial loss and/or reputational damage. Operational risk is considered to be material at the level of the Group.

Business disruption risks may impact on Prudential's ability to meet its key objectives and protect its brand and reputation. The Group's business resilience is a core part of a well-embedded business continuity management programme.

Risks from our investments	Risks from our products	Risks from our business operations

Liquidity risk
Is the risk of not having sufficient liquid assets to meet obligations as they fall due, and we look at this under both normal and stressed conditions. This is a risk which is considered material at the level of the Group.
For M&GPrudential the most material insurance risk is longevity risk, arising from its legacy annuity business.

Conduct risk
Prudential's conduct of business, especially the design and distribution of its products is crucial in ensuring that the Group's commitment to meeting customers' needs and expectations are met. The Group's conduct risk framework is owned by the first line which drives a more forward-looking approach and means that achieving good customer outcomes is at the centre of our business activity.

Information security and data privacy risks are significant considerations for Prudential and the cyber security threat continues to evolve globally in sophistication and potential significance. This includes the continually evolving risk of malicious attack on its systems, network disruption and risks relating to data security, integrity, privacy and misuse. The scale of the Group's IT infrastructure and network (and resources required to monitor and manage it), stakeholder expectations and high-profile cyber security and data misuse incidents across industries mean that these risks are considered material at the level of the Group.

As with all financial services firms, the nature of the Group's business and its operations means that it is exposed to risks relating to money laundering, fraud, sanctions compliance and bribery and corruption.

6.     Further risk information

In reading the sections below, it is useful to understand that there are some risks that Prudential's policyholders assume by virtue of the nature of their products, and some risks that the Company and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Company or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder but will include those which arise indirectly through our policyholder exposures.

6.1  'Macro' risks

a.
Global regulatory and political risks

Regulatory and political risks may impact on Prudential's business or the way in which it is conducted. This covers a broad range of risks including changes in government policy and legislation, capital control measures, new regulations at either national or international level, and specific regulator interventions or actions. Following the proposed demerger of M&GPrudential from the rest of the Group, the Hong Kong Insurance Authority will become Prudential's Group-wide supervisor. Constructive engagement with the supervisor-elect began in 2018 and has continued into 2019. In particular, Prudential continues to engage with the supervisor on the proposed framework for Group-wide supervision that will apply to the Group following the demerger. In the longer term this is intended to be the Hong Kong IA's Group-wide Supervision (GWS) Framework which is currently under development and is not expected to be enacted until the second half of 2020. Until the GWS is finalised, Prudential has agreed to apply the Local Capital Summation Method (LCSM) to determine Group regulatory capital requirements immediately following the demerger of M&GPrudential, together with related governance requirements.

Recent shifts in the focus of some governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential's competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade, capital controls or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group's ongoing engagement with government policy teams and regulators.

Efforts to curb systemic risk and promote financial stability are also underway. At the international level, the Financial Stability Board (FSB) continues to develop recommendations for the asset management and insurance sectors, including ongoing assessment of systemic risk measures. The International Association of Insurance Supervisors (IAIS) has continued its focus on the following two key developments.

Prudential's designation as a G-SII was last reaffirmed on 21 November 2016. The FSB, in conjunction with the IAIS, did not publish a new list of G-SIIs in 2017 and did not engage in G-SII identification for 2018 following IAIS's launch of the consultation on the Holistic Framework (HF) on 14 November 2018, which aims to assess and mitigate systemic risk in the insurance sector, potentially serving as an alternative approach to the current G-SII model. A further consultation was launched by the IAIS on 14 June 2019 with proposals for revisions to the Insurance Core Principles (ICPs) in relation to the HF. The IAIS intends to implement the HF in 2020 proposing that G-SII identification be suspended from that year. In the interim, the relevant Group-wide supervisors have committed to continue applying existing enhanced G-SII supervisory policy measures with some supervisory discretion, which includes a requirement to submit enhanced risk management plans. In November 2022, the FSB will review the need to either discontinue or re-establish an annual identification of G-SIIs in consultation with the IAIS and national authorities. The Higher Loss Absorbency (HLA) standard (a proposed additional capital measure for G-SII designated firms, planned to apply from 2022) is not part of the proposed HF. However, the HF proposes supervisory monitoring to identify potential vulnerabilities and more supervisory powers of intervention for mitigating systemic risk.

The IAIS is also developing the ICS as part of ComFrame – the Common Framework for the supervision of Internationally Active Insurance Groups (IAIGs). The implementation of ICS will be conducted in two phases – a five-year monitoring phase followed by an implementation phase. ComFrame will more generally establish a set of common principles and standards designed to assist supervisors in addressing risks that arise from insurance groups with operations in multiple jurisdictions. The ComFrame proposals, including ICS, could result in enhanced capital and regulatory measures for IAIGs, for which Prudential satisfies the criteria. The Aggregation Method is one of the approaches being considered as part of the ICS and is being led by the National Association of Insurance Commissioners (NAIC). Alongside the current ICS developments, the NAIC is also developing its Group Capital Calculation (GCC) for the supervision of insurance groups in the US. The GCC is intended to be a risk-based capital (RBC) aggregation methodology. In developing the GCC, the NAIC will liaise as necessary with ComFrame on international capital developments and will also consider Group capital developments by the US Federal Reserve Board, both of which may help inform the US regulatory association in its construction of a US Group capital calculation.

In certain jurisdictions in which Prudential operates there are also a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised, including the US Dodd-Frank Wall Street Reform and Consumer Protection Act, ongoing FCA reviews and continuing engagement with the PRA. Decisions taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation, financial reporting and risk management may have an impact on our business.

In May 2017, the International Accounting Standards Board (IASB) published IFRS 17 which will introduce fundamental changes to the IFRS-based reporting of insurance entities that prepare accounts according to IFRS from 2021. In June 2019, the IASB published an exposure draft proposing a number of targeted amendments to this new standard including the deferral of the effective date by one year from 2021 to 2022. The comment deadline for the exposure draft is 25 September 2019. IFRS 17 is expected to, among other things, include altering the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Group's IT, actuarial and finance systems. The Group is reviewing the complex requirements of this standard and considering its potential impact.

In the US, various initiatives are underway to introduce fiduciary obligations for distributors of investment products, which may reshape the distribution of retirement products. Jackson has introduced fee-based variable annuity products in response to the potential introduction of such rules, and we anticipate that the business's strong relationships with distributors, history of product innovation and efficient operations should further mitigate any impacts.

The NAIC is targeting a January 2020 effective date for the revised Variable Annuity Framework, which was designed with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet. Jackson continues to make progress in preparing models for implementation. The NAIC also has an ongoing review of the C-1 bond factors in the required capital calculation, on which further information is expected to be provided in due course. The Group's preparations to manage the impact of these reforms will continue.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New local capital rules and requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, or current sales practices, or could be applied to sales made prior to their introduction retrospectively, which could have a negative impact on Prudential's business or reported results.

In the UK, there has, in recent years, been regulatory focus on insurance products and market practices which may have adversely impacted customers, including the FCA's Legacy Review and Thematic Review of Annuity Sales Practices. The management of customer risk remains a key focus of management in the UK business. Merger and transformation activity at M&GPrudential and new product propositions may also have customer risk implications which are monitored.

In 2017, the UK submitted the formal notification of its intention to withdraw from the EU pursuant to Article 50 of the Treaty on the European Union, as amended. If no formal withdrawal agreement is reached between the UK and the EU, then it is currently expected that the UK's membership of the EU will automatically terminate on 31 October 2019 unless a further extension is agreed between the UK and EU. Depending on the nature of the UK's exit from the EU, the following effects may be seen. The UK and EU may experience a downturn in economic activity, which is expected to be more pronounced for the UK, particularly in the event of a disorderly exit by the UK from the EU. Market volatility and illiquidity may increase in the period leading up to, and following, the UK's withdrawal, and property values (including the liquidity of property funds, where redemption restrictions may be applied) and interest rates may be impacted. In particular, downgrades in sovereign and corporate debt ratings may occur. In a severe scenario, where the UK's sovereign rating is downgraded by more than one notch, this may also impact on the credit ratings of UK companies, including M&GPrudential's UK business. The legal and regulatory regime in which the Group (and, in particular, M&GPrudential) operates, may also be affected (including the future applicability of the Solvency II regime in the UK), the extent of which remains uncertain. There is also a risk of operational disruption to the business, in particular to M&GPrudential.

As a result of the uncertainty on the nature of the arrangements that will be put in place between the UK and the EU, M&GPrudential has completed the implementation of a range of plans including transfers of business to EU jurisdictions, balance sheet and with-profits fund hedging protection and operational measures (including customer communications) that are designed to mitigate the potential adverse impacts to the Group's UK business. In addition, the business has sought to ensure, through various risk mitigation actions, that it is appropriately prepared for the potential operational and financial impacts of a no-deal withdrawal.

In the EU, the European Commission began a review in late 2016 of some aspects of the Solvency II legislative package, which is expected to continue until 2021 and includes a review of the Long-Term Guarantee Measures.

On 27 July 2017, the UK FCA announced that it will no longer persuade, or use its powers to compel, panel banks to submit rates for the calculation of LIBOR after 2021. The discontinuation of LIBOR in its current form and its replacement with the Sterling Overnight Index Average benchmark (SONIA) in the UK (and other alternative benchmark rates in other countries) could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to, or which reference LIBOR, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

Risk management and mitigation of regulatory and political risk at Prudential includes the following:

•
Risk assessment of the Business Plan which includes consideration of current strategies;
•
Close monitoring and assessment of our business environment and strategic risks;
•
The consideration of risk themes in strategic decisions; and
•
Ongoing engagement with national regulators, government policy teams and international standard setters.

b.
ESG risks including climate change

The business environment in which Prudential operates is continually changing and responding effectively to those material risks with ESG implications is crucial in maintaining Prudential's brand and reputation, its ability to attract and retain customers and staff, and in turn its financial performance and its long-term strategy. The Group maintains active engagement with its key stakeholders, including investors, customers, employees, governments, policymakers and regulators in its key markets, as well as with international institutions – all of whom have expectations which the Group must balance, as it responds to ESG-related matters.

Policies and procedures to support how the Group operates in relation to certain ESG issues are included in the Group Governance Manual. Prudential manages key ESG issues though a multi-disciplinary approach with functional ownership for ESG topics. The ESG Executive Committee coordinates these activities and seeks, as one of its aims, to ensure a consistent approach in managing ESG considerations in its business activities, including investment activities. It is supported by senior functional leaders and representatives from the Group's business units, including the chief investment officers of the Group's asset managers.

Climate change is a key ESG theme for the Group and the finance services industry. Recognising the increasing number of regulatory, supervisory and investor-driven sustainable finance and climate-related financial risk initiatives, the Group continues to participate in investor-driven initiatives and collaborative industry forums to assess and consider the risks from climate change to our business. The Group's ESG Executive Committee is focused on the holistic assessment of ESG considerations material to the Group. It raises matters for Board decision-making and oversees the implementation of decisions, supporting the sustainable delivery of the Group's strategy. The management of climate-related risks and opportunities is a Group strategic priority, and one of the ESG Executive Committee's principal responsibilities is to oversee the implementation of the recommendations of the Financial Stability Board's Task Force on Climate-related Financial Disclosures.

6.2  Risks from our investments

a.
Market risk

The main drivers of market risk in the Group are:

•
Investment risk, which arises on our holdings of equity and property investments, the prices of which can change depending on market conditions;
•
Interest rate risk, which is driven by the valuation of Prudential's assets (particularly the bonds that it invests in) and liabilities, which are dependent on market interest rates and exposes it to the risk of those moving in a way that is detrimental; and
•
Foreign exchange risk, through translation of its profits and assets and liabilities denominated in various currencies, given the geographical diversity of the business.

The main investment risk exposure arises from the portion of the profits from the UK and Hong Kong with-profits funds which the shareholders are entitled to receive; the value of the future fees from the fee-earning products in the Asia business; and from the asset returns backing Jackson's variable annuities business. Further detail is provided below.

The Group's interest rate risk is driven by the need to match the duration of its assets and liabilities in the UK and Europe insurance business (including the impact of interest rate movements on the future value of shareholder profits in the UK with-profits fund); and the fixed annuity business in Jackson. Interest rate risk also arises from the guarantees of some non-unit-linked investment products in Asia; and the cost of guarantees in Jackson's fixed index and variable annuity business. Further detail is provided below.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The Group's market risks are managed and mitigated by the following:

•
The Group market risk policy;
•
The Group Asset Liability Committee – a first line risk management advisory committee to the Group Chief Executive Officer which supports the identification, assessment and management of key financial risks significant to the achievement of the Group's business objectives;
•
Risk appetite statements, limits and triggers;
•
Our asset and liability management programmes;
•
Hedging derivatives, including equity options and futures, interest rate swaps and swaptions and currency forwards;
•
The monitoring and oversight of market risks through the regular reporting of management information; and
•
Regular deep dive assessments.

Equity and property investment risk

In Asia, the shareholder exposure to equity price movements results from unit-linked products, where fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are based broadly on historical and current rates of return from the Asia business's investment portfolios, which include equities.

In Jackson, investment risk arises from the assets backing customer policies. Equity risk is driven by the variable annuity business, where the assets are invested in both equities and bonds and the main risk to the shareholder comes from providing the guaranteed benefits offered. The exposure to this is primarily controlled by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third-party reinsurers.

In the UK and Europe business, the main investment risk arises from the assets held in the with-profits funds through the shareholders' proportion of the funds' declared bonuses and policyholder net investment gains (future transfers). This investment risk is driven mainly by equities in the funds and some hedging to protect against a reduction in the value of these future transfers is performed outside the funds. The UK with-profits funds' Solvency II own funds, estimated at £11.1 billion as at 30 June 2019, helps to protect against market fluctuations and is protected partially against falls in equity markets through an active hedging programme within the fund.

While accepting the equity exposure that arises on future fees, the Group has limited appetite for exposures to equity price movements to remain unhedged or for volatility within policyholder guarantees after taking into account any natural offsets and buffers within the business.

Interest rate risk

Some products that Prudential offer are sensitive to movements in interest rates. As part of the Group's ongoing management of this risk, a number of mitigating actions to the in-force business have been taken, as well as repricing and restructuring new business offerings in response to recent relatively low interest rates. Nevertheless, some sensitivity to interest rate movements is still retained.

The Group's appetite for interest rate risk is limited to where assets and liabilities can be tightly matched and where liquid assets or derivatives exist to cover interest rate exposures.

In Asia, our exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products, including the Hong Kong with-profits business. This exposure exists because of the potential for asset and liability mismatch which, although it is small and managed appropriately, cannot be eliminated.

Jackson is affected by interest rate movements to its fixed annuity book where the assets are primarily invested in bonds and shareholder exposure comes from the mismatch between these assets and the guaranteed rates that are offered to policyholders. Interest rate risk results from the cost of guarantees in the variable annuity and fixed index annuity business, which may increase when interest rates fall. The level of sales of variable annuity products with guaranteed living benefits is actively monitored, and the risk limits we have in place help to ensure we are comfortable with the level of interest rate and market risks incurred as a result. Derivatives are also used to provide some protection.

In the UK and Europe insurance business, interest rate risk arises from the need to match the cash flows of its annuity obligations with those from its investments. The risk is managed by matching asset and liability durations as well as continually assessing the need for use of any derivatives. Under Solvency II rules, interest rate risk also results from the requirement to include a balance sheet risk margin. The with-profits business is also exposed to interest rate risk through some product guarantees. Such risk is largely borne by the with-profits fund itself although shareholder support may be required in extreme circumstances where the fund has insufficient resources to support the risk.

Foreign exchange risk

The geographical diversity of Prudential's businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. The operations in the US and Asia, which represent a large proportion of adjusted IFRS operating profit based on longer-term investment returns and shareholders' funds, generally write policies and invest in assets in local currencies. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group financial statements when results are reported in UK sterling. This risk is accepted within our appetite for foreign exchange risk.

In cases where a surplus arises in an overseas operation which is to be used to support Group capital, or where a significant cash payment is due from an overseas subsidiary to the Group, this currency exposure may be hedged where it is believed to be favourable economically to do so. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the countries in which it operates, but it does have some appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

b.
Credit risk

Prudential invests in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments needed to policyholders. It also enters into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, it is exposed to credit risk and counterparty risk across its business.

Credit risk is the potential for reduction in the value of investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk of the counterparty to any contract we enter into being unable to meet their obligations causing us to suffer loss.

The Group has some appetite to take credit risk where it arises from profit-generating insurance activities, to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

A number of risk management tools are used to manage and mitigate this credit risk, including the following:

•
A credit risk policy and dealing and controls policy;
•
Risk appetite statements and limits that have been defined on issuers, and counterparties;
•
Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions;
•
The Group Credit Risk Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
•
Regular assessments; and
•
Close monitoring or restrictions on investments that may be of concern.

Debt and loan portfolio

Credit risk also arises from the debt portfolio in the Asia business comprising the shareholder, with-profit and unit-linked funds, the value of which was £52.6 billion at 30 June 2019. The majority (68 per cent) of the portfolio is in unit-linked and with-profits funds and so exposure of the shareholder to this component is minimal. The remaining 32 per cent of the debt portfolio is held to back the shareholder business.

In the general account of the Group's US business £45.3 billion of fixed income assets are held to support shareholder liabilities including those from our fixed annuities, fixed index annuities and life insurance products.

Prudential's discontinued M&GPrudential operation is exposed to credit risk on fixed income assets in the shareholder-backed portfolio. As at 30 June 2019, this portfolio contained fixed income assets worth £21.7 billion. Credit risk arising from a further £63.5 billion of fixed income assets is borne largely by the with-profits fund, to which the shareholder is not exposed directly although under extreme circumstances shareholder support may be required if the fund is unable to meet payments as they fall due.

The shareholder-owned debt and loan portfolio of the Group's other operations was £1.9 billion as at 30 June 2019.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt

Prudential also invests in bonds issued by national governments. This sovereign debt holdings of continuing operations represented 19 per cent or £12.1 billion of the shareholder debt portfolio attributable to continuing operations as at 30 June 2019 (31 December 2018: 20 per cent or £11.7 billion). 1 per cent of this was rated AAA and 90 per cent was considered investment grade (31 December 2018: 84 per cent investment grade).

Sovereign debt holdings of discontinued operations represented 13 per cent or £2.7 billion of the shareholder debt portfolio attributable to discontinued operations as at 30 June 2019 (31 December 2018: 13 per cent or £2.7 billion). 9 per cent of this was rated AAA and 100 per cent was considered investment grade (31 December 2018: 100 per cent investment grade).

The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 30 June 2019 are given in note C3.2(f) of the Group's IFRS financial statements for continuing operations and note D2.2(d) of the Group's IFRS financial statements for discontinued operations.

Bank debt exposure and counterparty credit risk

Prudential's exposure to banks is a key part of its core investment business, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Given the importance of its relationship with its banks, exposure to the sector is considered a material risk for the Group.

The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 30 June 2019 are given in note C3.2(f) of the Group's IFRS financial statements for continuing operations and note D2.2(d) of the Group's IFRS financial statements for discontinued operations.

The exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, Prudential reduces its exposure, buys credit protection or uses additional collateral arrangements to manage its levels of counterparty credit risk.

At 30 June 2019:

•
For continuing operations, 93 per cent of the shareholder portfolio is investment grade rated1. In particular, 59 per cent of the portfolio is rated1 A– and above (or equivalent);
•
For discontinued operations, 97 per cent of the shareholder portfolio is investment grade rated1. In particular, 86 per cent of the portfolio is rated1 A– and above (or equivalent); and
•
The Group's shareholder portfolio is well diversified: no individual sector2 makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors).

c.
Liquidity risk

Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due. This incorporates the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential external funds.

Prudential has no appetite for liquidity risk, ie for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

The Group has significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of £3.5 billion of undrawn committed facilities, of which £2.0 billion will remain with Prudential plc following the demerger of M&GPrudential, that can be made use of, expiring in 2023. Access to further liquidity is available through the debt capital markets and an extensive commercial paper programme in place, and Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate this liquidity risk, including the following:

•
The Group's liquidity risk policy;
•
Risk appetite statements, limits and triggers;
•
Regular assessment by the Group and business units of LCRs which are calculated under both base case and stressed scenarios and are reported to committees and the Board;
•
The Group's Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of liquidity risks and the adequacy of available liquidity resources under normal and stressed conditions;
•
Regular stress testing;
•
Our contingency plans and identified sources of liquidity;
•
The Group's ability to access the money and debt capital markets;
•
Regular deep dive assessments; and
•
The Group's access to external committed credit facilities.

6.3  Risks from our products

a.
Insurance risk

Insurance risk makes up a significant proportion of Prudential's overall risk exposure. The profitability of its businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing of policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The Group has appetite for retaining insurance risks in order to create shareholder value in the areas where it believes it has expertise and controls to manage the risk and can support such risk with its capital and solvency position.

The principal drivers of the Group's insurance risk vary across its business units. Across Asia, where a significant volume of health protection business is written, the most significant insurance risks are morbidity risk, persistency risk, and medical inflation risk. In Jackson, policyholder behaviour risk is particularly material, especially in the take up of options and guarantees on variable annuity business. At M&GPrudential, this is predominantly longevity risk.

In Asia, Prudential writes significant volumes of health protection business, and so a key assumption is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than expected, so the medical claim cost passed on to Prudential is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to reprice our products each year and by having suitable overall claim limits within our policies, either limits per type of claim or in total across a policy. Prudential's morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

The Group's persistency assumptions reflect similarly a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. Persistency risk is managed by appropriate training and sales processes (including active customer engagement and service quality) and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns and any additional risk is accounted for. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on the Group's financial results can vary but depends mostly on the value of the product features and market conditions.

The Group manages longevity risk in various ways. Longevity reinsurance is a key tool in managing this risk. In March 2018, the Group's longevity risk exposure was significantly reduced by reinsuring £12 billion in UK annuity liabilities to Rothesay Life. Although Prudential has withdrawn from selling new UK annuity business, given its significant annuity portfolio the assumptions it makes about future rates of improvement in mortality rates remain key to the measurement of its insurance liabilities and to its assessment of any reinsurance transactions. Prudential continues to conduct research into longevity risk using both experience from its annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, the rate of increase has slowed in recent years, and there is considerable volatility in year-on-year longevity experience, which is why it needs expert judgement in setting its longevity basis.

Prudential's insurance risks are managed and mitigated using the following:

•
The Group's insurance and underwriting risk policies;
•
The risk appetite statements, limits and triggers;
•
Using longevity, morbidity and persistency assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
•
Using reinsurance to mitigate longevity and morbidity risks;
•
Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
•
Maintaining the quality of sales processes and using initiatives to increase customer retention in order to mitigate persistency risk;
•
Using product repricing and other claims management initiatives in order to mitigate medical expense inflation risk; and
•
Regular deep dive assessments.

6.4  Risks from our business operations

a.
Transformation risk

A number of significant change programmes are currently running in order to implement the Group's strategy and the need to comply with emerging regulatory changes. Many of these are interconnected and/or of large scale, and may have financial and non-financial implications if such initiatives fail to meet their objectives. Additionally, these initiatives inherently give rise to design and execution risks, and may increase existing business risks, such as placing additional strain on the operational capacity, or weakening the control environment, of the Group. Implementing further strategic initiatives may amplify these risks. Furthermore, these programmes require ongoing oversight, coordinated independent assurance and regular monitoring and consolidated reporting, as part of the Group Transformation Risk Framework, to mitigate the risks to the business.

The Group's current significant change initiatives include the merger of M&G Investments and Prudential UK and Europe, and the demerger of M&GPrudential. Significant execution risks arise from these initiatives, including in relation to the separation and establishment of standalone governance under relevant regulatory regimes, business functions and processes (data, systems, people) and third party arrangements. The Group's transformation portfolio also includes, but is not limited to, the discontinuation of LIBOR and the implementation of IFRS 17 – see section 6.1a. above for further information.

In the course of doing business, the Group is exposed to non-financial risks arising from its operations, the business environment and its strategy. The main risks across these areas are detailed below.

b.
Operational risks

Prudential defines operational risk as the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems, or from external events. This includes employee error, model error, system failures, fraud or some other event which disrupts business processes or has a detrimental impact to customers. Processes are established for activities across the scope of our business, including operational activity, regulatory compliance, and those supporting ESG activities more broadly, any of which can expose us to operational risks. A large volume of complex transactions are processed by the Group across a number of diverse products and are subject to a high number of varying legal, regulatory and tax regimes. Prudential has no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement or monitor appropriate controls to manage operational risks.

The Group's outsourcing and third-party relationships require distinct oversight and risk management processes. A number of important third-party relationships exist which provide the distribution and processing of Prudential's products, both as market counterparties and as outsourcing partners. M&GPrudential outsources several operations, including a significant part of its back office, customer-facing functions and a number of IT functions. In Asia, the Group continues to expand its strategic partnerships and renew bancassurance arrangements. These third-party arrangements support Prudential in providing a high level and cost-effective service to our customers, but they also make us reliant on the operational performance of our outsourcing partners.

The Group's requirements for the management of material outsourcing arrangements, which are in accordance with relevant applicable regulations, are included through its well-established Group-wide third-party supply policy. Third-party management is also included in embedded in the Group-wide framework and risk management for operational risk (see below). Third-party management forms part of the Group's operational risk categorisations and a defined qualitative risk appetite statement, limits and triggers are in place.

The performance of the Group's core business activities places reliance on the IT infrastructure that supports day-to-day transaction processing and administration. The IT environment must also be secure, and an increasing cyber risk threat needs to be addressed as the Group's digital footprint increases and the sophistication of cyber threats continue to evolve – see separate information security risk sub-section below. The risk that Prudential's IT infrastructure does not meet these requirements is a key area of focus for the Group, particularly the risk that legacy infrastructure supporting core activities/processes affects business continuity or impacts on business growth. Exposure to operational events could impact operational resilience by significantly disrupting systems, operations and services to customers, which may result in financial loss, customer impacts and reputational damage.

Operational challenges also exist in keeping pace with regulatory changes. This requires implementing processes to ensure we are, and remain, compliant on an ongoing basis, including regular monitoring and reporting. The high rate of global regulatory change, in an already complex regulatory landscape, increases the risk of non-compliance due to a failure to identify, interpret correctly, implement and/or monitor regulatory compliance. The change in Group-wide supervisor, and the supervisory framework, to which Prudential plc will be subject to after the demerger of M&GPrudential, means that additional processes, or changes to existing ones, may be required to ensure ongoing compliance. See the Global regulatory and political risk section above. Legislative developments over recent years, together with enhanced regulatory oversight and increased capability to issue sanctions, have resulted in a complex regulatory environment that may lead to breaches of varying magnitude if the Group's business as usual operations are not compliant. As well as prudential regulation, the Group focuses on conduct regulation, including those related to sales practice and anti-money laundering, bribery and corruption. There is a particular focus on regulations related to the latter in newer/emerging markets.

Business resilience

Business resilience is at the core of the Group's well embedded Business Continuity Management (BCM) programme, with BCM being one of a number of activities undertaken by the Group Security function that protect our key stakeholders.

Prudential operates a BCM programme and framework that is linked with its business activities, which considers key areas including business impact analyses, risk assessments, incident management plans, disaster recovery plans, and the exercising and execution of these plans. The programme is designed to achieve a business continuity capability that meets evolving business needs and is appropriate to the size, complexity and nature of the Group's operations, with ongoing proactive maintenance and improvements to resilience against the disruption of the Group's ability to meet its key objectives and protect its brand and reputation. The BCM programme is supported by Group-wide governance policies and procedures and is based on industry standards that meet legal and regulatory obligations.

Business disruption risks are monitored by the Group Security function, with key operational effectiveness metrics and updates on specific activities being reported to the Group Risk Committee where required and discussed by cross-functional working groups.

Financial crime risk

As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); fraud (the risk of fraudulent claims or transactions, or procurement of services, are made against or through the business); sanctions compliance (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive benefits from others for the same purpose).

Prudential operates in some high-risk countries where, for example, the acceptance of cash premiums from customers may be common practice, large-scale agency networks may be in operation where sales are incentivised by commission and fees or with a higher concentration of exposure to politically exposed persons.

The Group-wide policies we have in place on anti-money laundering, fraud, sanctions and anti-bribery and corruption reflect the values, behaviours and standards that are expected across the business. Across Asia, screening and transaction monitoring systems are in place and a series of improvements and upgrades are being implemented, while a programme of compliance control monitoring reviews is being undertaken. Risk assessments are regularly undertaken at higher risk locations. The Group has in place a mature confidential reporting system through which staff and other stakeholders can report concerns relating to potential misconduct. The process and results of this are overseen by the Group Audit Committee.

Information security risk and data privacy

Information security risk remains an area of heightened focus after a number of recent high-profile attacks and data losses across industries. Criminal capability in this area is maturing and industrialising, with an increased level of understanding of complex financial transactions which increases the risks to the financial services industry. The threat landscape is continuously evolving, and the systemic risk of sophisticated but untargeted attacks is rising, particularly during times of heightened geopolitical tensions.

Developments in data protection worldwide (such as GDPR that came into force in May 2018) have increased the financial and reputational implications for Prudential in the event of a breach of its (or third-party suppliers') IT systems. As well as data protection, stakeholder expectations are now that companies and organisations use personal information transparently and appropriately. Given this, both information security and data privacy are key risks for the Group. As well as having preventative risk management in place, it is fundamental that the Group has robust critical recovery systems in place in the event of a successful attack on its infrastructure, a breach of its information security or a failure of its systems in order to retain its customer relationships and trusted reputation.

In 2018, the organisational structure and governance model for cyber security management was revised with the appointment of a Group Chief Information Security Officer, and a repositioning of the function to allow increased focus on execution. This organisational change will increase the Group's efficiency and agility in responding to cyber security related incidents and will facilitate increased collaboration between business units and leverage their respective strengths in delivering the Group-wide Information Security Programme.

The objectives of the programme include achieving consistency in the execution of security disciplines across the Group and improving visibility across the Group's businesses; deployment of automation to detect and address threats; and achieving security by design by aligning subject matter expertise to the Group's digital and business initiatives to embed security controls across platforms and ecosystems.

The Board receives periodic updates on information security risk management throughout the year. Group functions work with the business units to address risks locally within the national and regional context of each business following the strategic direction of the Group-wide information security function.

Group-wide framework and risk management for operational risk

The risks detailed above form key elements of the Group's operational risk profile. In order to identify, assess, manage, control and report effectively on all operational risks across the business, a Group-wide operational risk framework is in place. The key components of the framework are:

•
Application of a risk and control assessment (RCA) process, where operational risk exposures are identified and assessed as part of a periodical cycle. The RCA process considers a range of internal and external factors, including an assessment of the control environment, to determine the business's most significant risk exposures on a prospective basis;
•
An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events that have occurred across the business;
•
A scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis. This is carried out at least annually and supports external and internal capital requirements as well as informing risk oversight activity across the business; and
•
An operational risk appetite framework that articulates the level of operational risk exposure the business is willing to tolerate, covering all operational risk categories, and sets out escalation processes for breaches of appetite.

Outputs from these processes and activities performed by individual business units are monitored by the Group Risk function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and Board.

These core framework components are embedded across the Group via the Group Operational Risk Policy and Standards documents, which set out the key principles and minimum standards for the management of operational risk across the Group.

The Group Operational Risk Policy, standards and operational risk appetite framework sit alongside other risk policies and standards that individually engage with key operational risks, including outsourcing and third-party supply, business continuity, financial crime, technology and data, operations processes and extent of transformation.

These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, including:

•
A transformation risk framework that assesses, manages and reports on the end-to-end transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
•
Internal and external review of cyber security capability and defences;
•
Regular updating and testing of elements of disaster-recovery plans and the Critical Incident Procedure process;
•
Group and business unit-level compliance oversight and testing in respect of adherence with in-force regulations;
•
Regulatory change teams in place to assist the business in proactively adapting and complying with regulatory developments;
•
On financial crime risks, screening and transaction monitoring systems are in place and a programme of compliance control monitoring reviews is undertaken, as well as regular risk assessments;
•
A framework is in place for emerging risk identification and analysis in order to capture, monitor and allow us to prepare for operational risks that may crystallise beyond the short-term horizon;
•
Corporate insurance programmes to limit the financial impact of operational risks; and
•
Reviews of key operational risks and challenges within Group and business unit business plans.

These activities are fundamental in maintaining an effective system of internal control, and as such outputs from these also inform core RCA, incident management and scenario analysis processes and reporting on operational risk. Furthermore, they also ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group's strategy.

Notes

1
Based on hierarchy of Standard & Poor's, Moody's and Fitch, where available and if unavailable, NAIC and internal ratings have been used.
2
Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other. Excludes debt securities from other operations.

ADDITIONAL INFORMATION

Risk Factors

A number of risk factors affect Prudential's operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the reservations specified under 'Forward-looking statements'.

Risks relating to the Issuer's business

Prudential's businesses are inherently subject to market fluctuations and general economic conditions

Uncertainty, fluctuations or negative trends in international economic and investment climates could have a material adverse effect on Prudential's business and profitability. Prudential operates in a macroeconomic and global financial market environment that presents significant uncertainties and potential challenges. For example, government interest rates in the US, the UK and some Asian countries in which Prudential operates remain low relative to historical levels.

Global financial markets are subject to uncertainty and volatility created by a variety of factors. These factors include monetary policy in the US, the UK and other jurisdictions together with their impact on the valuation of all asset classes and effect on interest rates and inflation expectations, concerns over sovereign debt, a general slowing in world growth, the increased level of geopolitical risk and policy-related uncertainty (including the imposition of trade barriers) and potentially negative socio-political events.

The adverse effects of such factors could be felt principally through the following items:

  –
  Reduced investment returns arising on the Group's portfolios including impairment of debt securities and loans, which could reduce Prudential's capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees, and/or have a negative impact on its assets under management and profit.
  –
  Higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses.
  –
  Failure of counterparties who have transactions with Prudential (eg banks and reinsurers) to meet commitments which could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or, for derivative transactions, adequate collateral not being in place.
  –
  Estimates of the value of financial instruments becoming more difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time).
  –
  Increased illiquidity, which also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline. This could occur where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential's investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential's issued funds and while this may not have a direct impact on the Group's liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk.

In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge.

For some non-unit-linked investment products, in particular those written in some of the Group's Asia operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit.

Jackson writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors (such as interest rates, equity values, bond spreads and realised volatility) and policyholder behaviour. Jackson uses a derivative hedging programme to reduce its exposure to market risks arising on these guarantees. There could be market circumstances where the derivatives that Jackson enters into to hedge its market risks may not cover its exposures under the guarantees. The cost of the guarantees that remain unhedged will also affect Prudential's results.

In addition, Jackson hedges the guarantees on its variable annuity book on an economic basis (with consideration of the local regulatory position) and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate result on these bases. In particular, for Prudential's Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than for the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic or local regulatory results that may be less significant under IFRS reporting.

Also, Jackson has a significant spread based business with a significant proportion of its assets invested in fixed-income securities and its results are therefore affected by fluctuations in prevailing interest rates. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrender levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

A significant part of the profit from M&GPrudential's insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns. This profit could be lower in a sustained low interest rate environment.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

Changes in government policy and legislation (including in relation to tax), capital control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates (including those related to the conduct of business by Prudential or its third party distributors), or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential. The proposed demerger of M&GPrudential from Prudential plc will result in a change to Prudential's group-wide supervisor to the Hong Kong Insurance Authority, and as a consequence will change the group-wide supervisory framework to which Prudential is subject. Prudential has agreed to apply the

Local Capital Summation Method (LCSM) to determine Group regulatory capital requirements immediately following the demerger of M&GPrudential. The Group's engagement with the Hong Kong Insurance Authority on the supervisory framework that will apply to the Group in the longer term remains in progress. The impact from any regulatory changes may affect Prudential's product range, distribution channels, handling and usage of data, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may change the level of capital required to be held by individual businesses, the regulation of selling practices and solvency requirements, and could introduce changes that impact the products sold. Furthermore, as a result of interventions by governments in light of financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhanced supervisory powers.

Recent shifts in the focus of some national governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential's competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies.

The EU's Solvency II Directive came into effect on 1 January 2016. The measure of regulatory capital under Solvency II is more volatile than under the previous Solvency I regime and regulatory policy may further evolve under the regime. The European Commission began a review in late 2016 of some aspects of the Solvency II legislative package, which is expected to continue until 2021 and includes a review of the Long Term Guarantee measures. Prudential applied for, and has been granted approval by the UK Prudential Regulation Authority to use the following measures when calculating its Solvency II capital requirements: the use of an internal model, the 'matching adjustment' for UK annuities, the 'volatility adjustment' for selected US dollar-denominated business, and UK transitional measures on technical provisions. Prudential also has permission to use 'deduction and aggregation' as the method by which the contribution of the Group's US insurance entities to the Group's solvency is calculated, which in effect recognises surplus in US insurance entities in excess of 250 per cent of local US Risk Based Capital requirements. For as long as Prudential or its businesses remain subject to Solvency II, there is a risk that changes may be required to Prudential's approved internal model or other Solvency II approvals, which could have a material impact on the Group Solvency II capital position. Where such changes (including internal model changes) are subject to regulatory approval, there is a risk that the approval is delayed or not given. In such circumstances, changes in our risk profile would not be able to be appropriately reflected in our internal model, which could have a material impact on the Group's Solvency II capital position.

Currently there are also a number of other global regulatory developments which could impact Prudential's businesses in its many jurisdictions. These include the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) in the US, the work of the Financial Stability Board (FSB) in the area of systemic risk including the designation of Global Systemically Important Insurers (G-SIIs), the Insurance Capital Standard (ICS) being developed by the International Association of Insurance Supervisors (IAIS), MiFID II and associated implementing measures, which came into force on 3 January 2018 and the EU General Data Protection Regulation, which came into force on 25 May 2018. In addition, regulators in a number of jurisdictions in which the Group operates are further developing local capital regimes; this includes potential future developments under the National Association of Insurance Commissioners' (NAIC) reforms in the US, amendments to certain local statutory regimes in some territories in Asia and Solvency II in the UK (as referred to above). There remains a high degree of uncertainty over the potential impact of these changes on the Group.

The Dodd-Frank Act, a US federal law enacted in 2010, provided for a comprehensive overhaul of the financial services industry within the US including reforms to financial services entities, products and markets. The full impact of the Dodd-Frank Act on Prudential's businesses remains unclear, as many of its provisions are primarily focused on the banking industry, have a delayed effectiveness and/or require rule-making or other actions by various US regulators over the coming years. There is also potential uncertainty surrounding future changes to the Dodd-Frank Act under the current US administration.

Prudential's designation as a G-SII was last reaffirmed on 21 November 2016. The FSB, in conjunction with the IAIS, did not publish a new list of G-SIIs in 2017 and did not engage in G-SII identification for 2018 following IAIS' launch of the consultation on the Holistic Framework (HF) on 14 November 2018, which aims to assess and mitigate systemic risk in the insurance sector, potentially serving as an alternative approach to the current G-SII model. A further consultation was launched by the IAIS on 14 June 2019 with proposals for revisions to the Insurance Core Principles in relation to the HF. The IAIS intends to implement the HF in 2020, proposing that G-SII identification be suspended from that year. In the interim, the relevant group-wide supervisors have committed to continue applying existing enhanced G-SII supervisory policy measures with some supervisory discretion, which includes a requirement to submit enhanced risk management plans. In November 2022, the FSB will review the need to either discontinue or re-establish an annual identification of G-SIIs in consultation with the IAIS and national authorities. The Higher Loss Absorbency (HLA) standard (a proposed additional capital measure for G-SII designated firms, planned to apply from 2022) is not part of the proposed HF. However, the HF proposes supervisory monitoring to identify potential vulnerabilities and increased supervisory powers of intervention for mitigating systemic risk.

The IAIS is also developing the ICS as part of ComFrame – the Common Framework for the supervision of Internationally Active Insurance Groups (IAIGs). The implementation of ICS will be conducted in two phases – a five-year monitoring phase followed by an implementation phase. ComFrame will more generally establish a set of common principles and standards designed to assist supervisors in addressing risks that arise from insurance groups with operations in multiple jurisdictions. The ComFrame proposals, including ICS, could result in enhanced capital and regulatory measures for IAIGs, for which Prudential satisfies the criteria.

The NAIC is targeting a January 2020 effective date for the revised Variable Annuity Framework, which was designed with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet. Jackson continues to make progress in preparing models for implementation. The NAIC also has an ongoing review of the C-1 bond factors in the required capital calculation, on which further information is expected to be provided in due course. The Group's preparations to manage the impact of these reforms will continue.

On 27 July 2017, the UK FCA announced that it will no longer persuade, or use its powers to compel, panel banks to submit rates for the calculation of LIBOR after 2021. The discontinuation of LIBOR in its current form and its replacement with the Sterling Overnight Index Average benchmark (SONIA) in the UK (and other alternative benchmark rates in other countries) could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to or which reference LIBOR, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.

The Group's accounts are prepared in accordance with current IFRS applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I which, under its standard IFRS 4 permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In May 2017, the IASB published its replacement standard on insurance accounting (IFRS 17, 'Insurance Contracts'), which will have the effect of introducing fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2021. In June 2019, the IASB published an exposure draft proposing a number of targeted amendments to this new standard including the deferral of the effective date by one year from 2021 to 2022. The comment deadline for the exposure draft is 25 September 2019. The EU will apply its usual process for assessing whether the standard meets the necessary criteria for endorsement. The Group is reviewing the complex requirements of this standard and considering its potential impact. The effect of changes required to the Group's accounting policies as a result of implementing the new standard is currently uncertain, but these changes can be expected to, amongst other things, alter the timing of IFRS profit recognition. Given the implementation of this standard is likely to require significant enhancements to IT, actuarial and finance systems of the Group, it will also have an impact on the Group's expenses.

Any changes or modification of IFRS accounting policies may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

The proposed demerger of M&GPrudential carries with it execution risk and will continue to require significant management attention

The proposed demerger of M&GPrudential is subject to a number of factors and dependencies (including prevailing market and political conditions, the appropriate allocation of debt and capital between the two groups and internal and external approvals (including those from regulators and shareholders). In addition, preparing for and implementing the proposed demerger is expected to continue to require significant time from management, which may divert management's attention from other aspects of Prudential's business.

Therefore, there can be no certainty that the demerger will be implemented on the anticipated timetable, or that it will be completed as proposed (or at all). Further, if the proposed demerger is completed, there can be no assurance that either Prudential plc or M&GPrudential will realise the anticipated benefits of the transaction, or that the proposed demerger will not adversely affect the trading value or liquidity of the shares of either or both of the two businesses.

Failure to complete the demerger would result in the potential benefits of the demerger not being realised and may have an adverse effect on the reputation of Prudential and on the external perception of its ability to implement large-scale projects successfully. This may be the case even where the failure to implement the demerger is due to factors outside the control of Prudential. A failure to complete the demerger may also result in increased regulatory scrutiny on Prudential, in particular where the reasons for the demerger not proceeding are internal to Prudential.

The intended UK exit from the EU may adversely impact economic conditions, increase market volatility, increase political and regulatory uncertainty, and cause operational disruption (including reduced access to EU markets) which could have adverse effects on Prudential's business and its profitability

In 2017, the UK submitted the formal notification of its intention to withdraw from the EU pursuant to Article 50 of the Treaty on the European Union, as amended. If no formal withdrawal agreement is reached between the UK and the EU, then it is currently expected the UK's membership of the EU will automatically terminate on 31 October 2019 unless a further extension is agreed between the UK and EU. The UK's decision to leave the EU will have political, legal and economic ramifications for both the UK and the EU, although these are expected to be more pronounced for the UK. The Group has several UK-domiciled operations, principally M&GPrudential, and these will be impacted by a UK withdrawal from the EU, although contingency plans have been developed and enacted since the referendum result to ensure that Prudential's business is not unduly affected by the UK withdrawal. The outcome of the negotiations on the UK's withdrawal and any subsequent negotiations on trade and access to the country's major trading markets, including the single EU market, is currently unknown. As a result, there is ongoing uncertainty over the terms under which the UK will leave the EU, in particular after any agreed transitional period, and the potential for a disorderly exit by the UK without a negotiated agreement. While the Group has undertaken significant work to plan for and mitigate such risks, there can be no assurance that these plans and efforts will be successful.

In particular, depending on the nature of the UK's exit from the EU, some or all of the following risks may materialise, the extent of which may be more pronounced if the UK leaves the EU without a negotiated agreement and which may impact the business of the Group and its profitability:

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  The UK and EU may experience a downturn in economic activity. The effect of any downturn is expected to be more pronounced for the UK particularly in the event of a disorderly exit by the UK from the EU. Market volatility and illiquidity may increase (including for property funds, where redemption restrictions may be applied) in the period leading up to, and following, the UK's withdrawal. A disorderly exit could also lead to potential downgrades in sovereign and corporate debt ratings in the UK and the EU and falls in UK property values. In a severe scenario where the UK's sovereign rating is downgraded by potentially more than one notch, this may also impact on the ratings of UK companies, including Prudential's UK business. Further or prolonged interest rate reductions may occur due to monetary easing. These impacts may result in the adverse effects outlined in the 'market fluctuations and general economic conditions' risk factor.
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  The UK's exit from the EU could result in significant changes to the legal and regulatory regime under which the Group (and, in particular, M&GPrudential) operates (including the future application of the Solvency II regime in the UK), the nature and extent of which remain uncertain while the manner of the UK's withdrawal from the EU remains unclear and the extent and terms of any future access to the single EU market remain to be agreed. There may be an increase in complexity and costs associated with operating in an additional regulatory jurisdiction.
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  There may be increased risk of operational disruption to Prudential's business, in particular to M&GPrudential. Access to the EU market, and the ability to service EU clients, may be adversely impacted. Negative market sentiment towards the UK from investors may result in negative fund flows and EU service providers may be less willing, or unable to service UK fund managers, both of which may negatively impact on the asset management business of M&GPrudential. The insurance business may experience higher product lapses resulting from fund outflows. The ability to retain and attract appropriately skilled staff from the EU may be adversely impacted. Contractual documentation may need to be renegotiated or redrafted in order to remain effective.

Adverse experience in the operational risks inherent in Prudential's business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its results of operations

Operational risks are present in all of Prudential's businesses, including the risk (from both Prudential and its outsourcing and external technology and data hosting partners) of direct or indirect loss resulting from inadequate or failed internal and external processes, systems or human error, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber-attacks, acts of terrorism, civil unrest and other catastrophes) or from other external events. Exposure to such events could impact operational resilience by disrupting Prudential's systems, operations, new business sales and renewals, distribution channels and services to customers, which may result in financial loss, customer impacts and reputational damage.

Prudential's business is dependent on processing a large number of transactions across numerous and diverse products, and it employs a large number of information technology (IT) and finance systems and models, and user developed applications, some of which are complex, in its processes. The long-term nature of much of the Group's business also means that accurate records have to be maintained for significant periods. Further, Prudential operates in an extensive and evolving legal and regulated environment (including in relation to tax) which adds to the operational complexity of its business processes and controls.

These factors, among others, result in significant reliance on, and require significant investment in, IT infrastructure, data management, compliance and other operational systems, personnel and processes for the performance of the Group's core business activities. During times of significant change, the operational effectiveness of these components may be impacted.

Although Prudential's IT, compliance and other operational systems, models and processes incorporate controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no assurance that such controls will always be effective. Due to human error among other reasons, operational and model risk incidents do occur from time to time and no system or process can entirely prevent them although there have not been any material events to date. Prudential's legacy and other IT systems, data and processes, as with operational systems and processes generally, may be susceptible to failure or security/data breaches.

Such events could, among other things, harm Prudential's ability to perform necessary business functions, result in the loss of confidential or proprietary data (exposing it to potential legal claims and regulatory sanctions) and damage its reputation and relationships with its customers and business partners. Similarly, any weakness in administration systems (such as those relating to policyholder records or meeting regulatory requirements) or actuarial reserving processes could have a material adverse effect on its results of operations during the effective period.

In addition, Prudential also relies on a number of outsourcing (including external technology and data hosting) partners to provide several business processes, including a significant part of the UK back office and customer facing operations as well as a number of IT support functions and investment operations. This creates reliance upon the operational performance of these outsourcing partners, and failure to adequately oversee the outsourcing partner, or the failure of an outsourcing partner (or its key IT and operational systems and processes) could result in significant disruption to business operations and customers.

The implementation of complex strategic initiatives gives rise to significant execution risks, may affect the operational capacity of the Group, and may adversely impact the Group if these initiatives fail to meet their objectives

As part of the implementation of its business strategies, Prudential is undertaking a number of significant change initiatives across the Group, many of which are interconnected and/or of large scale. There may be adverse financial and non-financial (including operational, regulatory, customer and reputational) implications for the Group if these initiatives fail, in whole or in part, to meet their objectives. Additionally, these initiatives inherently give rise to design and execution risks, and may increase existing business risks, such as placing additional strain on the operational capacity, or weakening the control environment, of the Group. Implementing further strategic initiatives may amplify these risks.

The Group's current significant change initiatives include the merger of M&G and Prudential UK and Europe and the proposed demerger of M&GPrudential. In particular, significant operational execution risks arise from these initiatives, including in relation to the separation and establishment of standalone governance regimes for both the M&GPrudential and remaining Group under their prospective regulatory regimes following the proposed demerger, and the separation and establishment of their respective business functions and processes (data, systems, people) and other third-party arrangements.

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

Investing in sovereign debt creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of state or monarchs) in the countries in which the issuers are located and to the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies' exchange rates, or may adopt monetary and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur as has happened on occasion in the past, other financial institutions may also suffer losses or experience solvency or other concerns, and Prudential might face additional risks relating to any debt held in such financial institutions held in its investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions. If a sovereign were to default on its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated this could have a material adverse effect on Prudential's financial condition and results of operations.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to the geographical diversity of Prudential's businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential's operations in the US and Asia, which represent a significant proportion of operating profit based on longer-term investment returns and shareholders' funds, generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon the translation of results into pounds sterling. This exposure is not currently separately managed. The currency exposure relating to the translation of reported earnings could impact financial reporting ratios such as dividend cover, which is calculated as operating profit after tax on an IFRS basis, divided by the dividends relating to the reporting year. The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within other comprehensive income. Consequently, this could impact Prudential's gearing ratios (defined as debt over debt plus shareholders' funds). The Group's surplus capital position for regulatory reporting purposes may also be affected by fluctuations in exchange rates with possible consequences for the degree of flexibility that Prudential has in managing its business.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's reported results or on its relations with current and potential customers

Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations (including those relating to the conduct of business), regulatory reviews of broader industry practices and products sold (including in relation to lines of business already closed) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

Current regulatory actions include the requirement in the UK to provide redress to certain past purchasers of pensions and mortgage endowment policies, and the UK insurance business's undertaking to the FCA to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. This will result in the UK insurance business being required to provide redress to certain such customers. A provision has been established to cover the costs of undertaking the review and any related redress but the ultimate amount required remains uncertain.

In the US, there has been significant attention on the different regulatory standards applied to investment advice delivered to retail customers by different sectors of the industry. As a result of reports relating to perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. This includes focus on the suitability of sales of certain products, alternative investments and the widening of the circumstances under which a person or entity providing investment advice with respect to certain employee benefit and pension plans would be considered a fiduciary subjecting the person or entity to certain regulatory requirements. There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential's exposure to legal risks.

Litigation, disputes and regulatory investigations may adversely affect Prudential's profitability and financial condition

Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material respects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential's reputation, results of operations or cash flows.

Prudential's businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends upon management's ability to respond to these pressures and trends

The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential's ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products and technological advances. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential's potential to grow its business as quickly as planned.

In Asia, the Group's principal competitors include global life insurers such as Allianz, AXA, and Manulife together with regional insurers such as AIA, FWD and Great Eastern, and multinational asset managers such as Franklin Templeton, HSBC Global Asset Management, J.P. Morgan Asset Management and Schroders. In most markets, there are also local companies that have a material market presence.

M&GPrudential's principal competitors include many of the major retail financial services companies and fund management companies including, for example, Aviva, Janus Henderson, Jupiter, Legal & General, Schroders and Standard Life Aberdeen.

Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as Aegon, AIG, Allianz, AXA Equitable Holdings Inc., Brighthouse, Lincoln Financial Group, MetLife and Prudential Financial.

Prudential believes competition will intensify across all regions in response to consumer demand, digital and other technological advances, the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders, and on the Group's financial flexibility. In addition, the interest rates Prudential pays on its borrowings are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

Prudential plc's long-term senior debt is rated as A2 by Moody's, A by Standard & Poor's and A– by Fitch.

Prudential plc's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1 by Fitch.

The Prudential Assurance Company Limited's financial strength is rated Aa3 by Moody's, A+ by Standard & Poor's and AA– by Fitch.

Jackson's financial strength is rated AA– by Standard & Poor's and Fitch, A1 by Moody's and A+ by A.M. Best.

Prudential Assurance Co. Singapore (Pte) Ltd's financial strength is rated AA– by Standard & Poor's.

All ratings above are on a stable outlook and are stated as at the date of this document.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

Attempts to access or disrupt Prudential's IT systems, and loss or misuse of personal data, could result in loss of trust from Prudential's customers and employees, reputational damage and financial loss

Prudential and its business partners are increasingly exposed to the risk that individuals or groups may attempt to disrupt the availability, confidentiality and integrity of its IT systems, which could result in disruption to key operations, make it difficult to recover critical services, damage assets and compromise the integrity and security of data (both corporate and customer). This could result in loss of trust from Prudential's customers and employees, reputational damage and direct or indirect financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance. Prudential's increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness and the classification of Prudential as a G-SII could also increase the likelihood of Prudential being considered a target by cyber criminals. Further, there have been changes to the threat landscape and the risk from untargeted but sophisticated and automated attacks has increased.

There is an increasing requirement and expectation on Prudential and its business partners, to not only hold customer, shareholder and employee data securely, but use it in a transparent and appropriate way. Developments in data protection worldwide (such as the implementation of EU General Data Protection Regulation that came into force on 25 May 2018) may also increase the financial and reputational implications for Prudential following a significant breach of its (or its third-party suppliers') IT systems. Although Prudential has experienced or has been affected by cyber and data breaches, to date, it has not identified a failure or breach, or an incident of data misuse in relation to its legacy and other IT systems and processes which has had a material impact. However, it has been, and likely will continue to be, subject to potential damage from computer viruses, unauthorised access and cyber-security attacks such as 'denial of service' attacks (which, for example, can cause temporary disruption to websites and IT networks), phishing and disruptive software campaigns.

Prudential is continually enhancing its IT environment to remain secure against emerging threats, together with increasing its ability to detect system compromise and recover should such an incident occur. However, there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential's business and financial position.

The failure to understand and respond effectively to the risks associated with environmental, social or governance (ESG) factors could adversely affect Prudential's achievement of its long-term strategy

The business environment in which Prudential operates is continually changing. A failure to manage those material risks which have ESG implications may adversely impact on the reputation and brand of the Group, the results of its operations, its ability to attract and retain customers and staff, and its ability to deliver on its long-term strategy and therefore its long-term success. ESG-related issues may also directly or indirectly impact key stakeholders, ranging from customers to institutional investors, employees, suppliers and regulators, all of whom have expectations in this area, which may differ.

Climate change is one ESG theme that poses potentially significant risks to Prudential and its customers, not only from the physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term impacts, but also from transition risks associated with the shift to a low carbon economy. Climate-driven changes in countries in which Prudential operates could change its claims profile. There is an increasing expectation from stakeholders for Prudential to understand, manage and provide increased transparency of its exposure to climate-related risks. For example, the FSB's Task Force on Climate-related Disclosures recommendations were published in 2017 to provide a voluntary framework on corporate climate-related financial disclosures following the FSB's concern that there may be systemic risk in the financial system related to climate change. More recently, in April 2019 the UK Prudential Regulation Authority published a supervisory statement which highlighted the physical and transition risks to financial stability caused by climate change and set out its expectations on UK insurers in relation to such risks.

As governments and policymakers take action to reduce greenhouse gas emissions and limit global warming, the transition to a low carbon economy could have an adverse impact on global investment asset valuations whilst at the same time present investment opportunities which the Group will need to monitor. In particular, there is a risk that this transition could result in some asset sectors facing significantly higher costs and a disorderly adjustment to their asset values. This could lead to an adverse impact on the value and the future performance of the investment assets of the Group. The potential broader economic impact from this may impact upon customer demand for the Group's products. Given that Prudential's investment horizons are long term, it is potentially more exposed to the long-term impact of climate change risks. Additionally, Prudential's stakeholders increasingly expect responsible investment principles to be adopted to demonstrate that ESG considerations (including climate change) are effectively integrated into investment decisions and fiduciary and stewardship duties.

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's results of operations

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses. The Group's businesses are subject to inflation risk. In particular, the Group's medical insurance businesses in Asia are also exposed to medical inflation risk.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. Assumptions about future expected levels of mortality are of relevance to the Guaranteed Minimum Withdrawal Benefit (GMWB) of Jackson's variable annuity business. In addition, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business, where payments are guaranteed for at least as long as the policyholder is alive. Prudential conducts rigorous research into longevity risk, using industry data as well as its own substantial annuitant experience. As part of its pension annuity pricing and reserving policy, Prudential's UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data and informed by models from the Continuous Mortality Investigation (CMI) as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, Prudential's results of operations could be adversely affected.

A further factor is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group, especially for Jackson's portfolio of variable annuities. Prudential's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different than assumed, the Group's results of operations could be adversely affected. Furthermore, Jackson's variable annuity products are sensitive to other types of policyholder behaviour, such as the take-up of its GMWB product features.

In addition, Prudential's business may be adversely affected by epidemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Significant influenza and other epidemics have occurred a number of times historically but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group's loss experience.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

The Group's insurance and investment management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this 'Risk Factors' section.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential's subsidiaries are subject to applicable insurance, foreign exchange and tax laws, rules and regulations that can limit their ability to make remittances. In some circumstances, this could limit Prudential's ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties, involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other similar arrangements. For such Group operations, management control is exercised in conjunction with other participants. The level of control exercisable by the Group depends on the terms of the contractual agreements, in particular, the allocation of control among, and continued cooperation between, the participants. In addition, the level of control exercisable by the Group could also be subject to changes in the maximum level of non-domestic ownership imposed on foreign companies in certain jurisdictions. Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. In addition, a significant proportion of the Group's product distribution is carried out through arrangements with third parties not controlled by Prudential and is therefore dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party or material failure in controls (such as those pertaining to the third-party system failure or the prevention of financial crime) could adversely affect the results of operations of Prudential.

Prudential's Articles of Association contain an exclusive jurisdiction provision

Under Prudential's Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential's professional service providers that arise in connection with legal proceedings between the shareholder and such professional service providers. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

Changes in tax legislation may result in adverse tax consequences

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's financial condition and results of operations.

Limitation on Enforcement of US Laws Against Prudential, Its Directors, Management and Others

Prudential plc is a public limited company incorporated and registered in England and Wales. Most of its directors and executive officers are resident outside the United States, and a substantial portion of its assets and the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or Prudential plc in US courts judgements obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there may be doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of liabilities predicated solely upon the federal securities laws of the United States.

Prudential plc and subsidiaries

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Prudential plc and subsidiaries
Unaudited condensed consolidated income statements

		2019 £m	2018* £m

	Note	Half year	Half year

Profit from continuing operations:
Gross premiums earned		16,293	14,786
Outward reinsurance premiums		(520)	(363)

Earned premiums, net of reinsurance		15,773	14,423
Investment return		24,633	1,381
Other income		199	215

Total revenue, net of reinsurance	B1.4	40,605	16,019

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(36,671)	(10,928)
Acquisition costs and other expenditure	B2	(2,711)	(3,285)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(226)	(189)
Gain (loss) on disposal of businesses and corporate transactions	D1	13	(57)

Total charges, net of reinsurance and gain (loss) on disposal of businesses		(39,595)	(14,459)

Share of profits from joint ventures and associates, net of related tax		106	82

Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		1,116	1,642
Less tax charge attributable to policyholders' returns		(220)	(43)

Profit before tax attributable to shareholders	B1.1	896	1,599

Total tax charge attributable to policyholders and shareholders	B4	(221)	(369)
Adjustment to remove tax charge attributable to policyholders' returns		220	43

Tax charge attributable to shareholders' returns	B4	(1)	(326)

Profit from continuing operations for the period		895	1,273
Profit from discontinued operations for the period, net of related taxnote (ii)	D2.1	645	83

Profit for the period		1,540	1,356

Attributable to:
Equity holders of the Company:
From continuing operations		890	1,272
From discontinued operations		645	83
Non-controlling interests from continuing operations		5	1

Profit for the period		1,540	1,356

		2019	2018*

Earnings per share (in pence)	Note	Half year	Half year

Based on profit attributable to the equity holders of the Company:
Basic	B5
Based on profit from continuing operations		34.4p	49.5p
Based on profit from discontinued operationsnote (ii)		25.0p	3.2p

		59.4p	52.7p
Diluted	B5
Based on profit from continuing operations		34.4p	49.4p
Based on profit from discontinued operationsnote (ii)		25.0p	3.2p

		59.4p	52.6p

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

		2019	2018

Dividends per share (in pence)	Note	Half year	Half year

Dividends relating to reporting period:	B6
First interim ordinary dividend		16.45p	15.67p

Dividends paid in reporting period:	B6
Second interim ordinary dividend for prior year		33.68p	32.50p

  Notes

(i)
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure is not representative of pre-tax profits attributable to shareholders. Profit before all taxes is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for taxes borne by policyholders.
(ii)
Profit from discontinued operations represents the post-tax profit contributed by the UK and Europe operations which are classified as held for distribution at 30 June 2019 (a line-by-line analysis of profit for the period for the discontinued UK and Europe operations is included in note D2.1).The half year 2018 comparative results have been re-presented from those previously published accordingly (as described in note A2).

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited condensed consolidated statements of comprehensive income

		2019 £m	2018* £m

	Note	Half year	Half year

Profit for the period from continuing operations		895	1,273
Other comprehensive income (loss) from continuing operations:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period		95	70
Related tax		1	2

		96	72

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding gains (losses) arising in the period		2,636	(1,392)
Deduct net gains included in the income statement on disposal and impairment		(19)	(29)

		2,617	(1,421)

Related change in amortisation of deferred acquisition costs	C5.2	(432)	272
Related tax		(459)	241

		1,726	(908)

Total items that may be reclassified subsequently to profit or loss		1,822	(836)

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:
Net actuarial (losses)/gains on defined benefit pension schemes		(86)	3
Related tax		14	(1)

Total items that will not be reclassified to profit or loss		(72)	2

Other comprehensive income (loss) from continuing operations for the period, net of related tax		1,750	(834)

Total comprehensive income for the period from continuing operations		2,645	439

Profit for the period from discontinued operations	D2.1	645	83
Other comprehensive income from discontinued operations	D2.1	4	62

Total comprehensive income for the period from discontinued operations		649	145

Total comprehensive income for the period		3,294	584

Attributable to:
Equity holders of the Company
From continuing operations		2,640	438
From discontinued operations		649	145
Non-controlling interests from continuing operations		5	1

Total comprehensive income for the period		3,294	584

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited condensed consolidated statement of changes in equity

		Period ended 30 June 2019 £m

	Note	Share capital note C9	Share premium note C9	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity

Reserves
Profit from continuing operations for the period		-	-	890	-	-	890	5	895
Other comprehensive income (loss) from continuing operations		-	-	(72)	96	1,726	1,750	-	1,750

Total comprehensive income from continuing operations for the period		-	-	818	96	1,726	2,640	5	2,645
Total comprehensive income from discontinued operations for the period		-	-	647	2	-	649	-	649

Total comprehensive income (loss) for the period		-	-	1,465	98	1,726	3,289	5	3,294
Dividends	B6	-	-	(870)	-	-	(870)	-	(870)
Reserve movements in respect of share-based payments		-	-	2	-	-	2	-	2
Share capital and share premium
New share capital subscribed	C9	-	10	-	-	-	10	-	10
Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(9)	-	-	(9)	-	(9)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	1	-	-	1	-	1

Net increase (decrease) in equity		-	10	589	98	1,726	2,423	5	2,428
At beginning of period		130	1,964	14,206	1,188	(239)	17,249	18	17,267

At end of period		130	1,974	14,795	1,286	1,487	19,672	23	19,695

The accompanying notes are an integral part of these financial statements

 Prudential plc and subsidiaries
Unaudited condensed consolidated statement of changes in equity (continued)

		Period ended 30 June 2018* £m

	Note	Share capital note C9	Share premium note C9	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity

Reserves
Profit from continuing operations for the period		-	-	1,272	-	-	1,272	1	1,273
Other comprehensive income (loss) from continuing operations		-	-	2	72	(908)	(834)	-	(834)

Total comprehensive income (loss) from continuing operations for the period		-	-	1,274	72	(908)	438	1	439
Total comprehensive income (loss) from discontinued operations for the period		-	-	148	(3)	-	145	-	145

Total comprehensive income (loss) for the period		-	-	1,422	69	(908)	583	1	584
Dividends	B6	-	-	(840)	-	-	(840)	-	(840)
Reserve movements in respect of share-based payments		-	-	(9)	-	-	(9)	-	(9)
Share capital and share premium
New share capital subscribed	C9	-	6	-	-	-	6	-	6
Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	28	-	-	28	-	28
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	27	-	-	27	-	27

Net increase (decrease) in equity		-	6	628	69	(908)	(205)	1	(204)
At beginning of period		129	1,948	12,326	840	844	16,087	7	16,094

At end of period		129	1,954	12,954	909	(64)	15,882	8	15,890

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited condensed consolidated statements of financial position

		2019 £m	2018 £m

	Note	30 Jun	31 Dec

Assets
Goodwill	C5.1	510	1,857
Deferred acquisition costs and other intangible assets	C5.2	12,659	11,923
Property, plant and equipmentnote (i)		785	1,409
Reinsurers' share of insurance contract liabilities		10,151	11,144
Deferred tax assets	C7	2,762	2,595
Current tax recoverable		371	618
Accrued investment income		1,332	2,749
Other debtors		2,011	4,088
Investment properties		11	17,925
Investment in joint ventures and associates accounted for using the equity method		1,030	1,733
Loans	C3.3	12,513	18,010
Equity securities and portfolio holdings in unit trustsnote (ii)		183,670	214,733
Debt securitiesnote (ii)	C3.2	99,675	175,356
Derivative assets		1,222	3,494
Other investmentsnote (ii)		958	6,512
Deposits		1,491	11,796
Assets held for distributionnote (iii)	C1	218,324	-
Assets held for sale		-	10,578
Cash and cash equivalents		5,208	12,125

Total assets	C1	554,683	508,645

Equity
Shareholders' equity		19,672	17,249
Non-controlling interests		23	18

Total equity		19,695	17,267

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1	285,168	409,301
Unallocated surplus of with-profits funds	C4.1	2,944	15,845
Core structural borrowings of shareholder-financed businesses	C6.1	7,441	7,664
Operational borrowings attributable to shareholder-financed businessesnote (i)	C6.2	1,664	998
Borrowings attributable to with-profits businessesnote (i)	C6.2	238	3,940
Obligations under funding, securities lending and sale and repurchase agreements		6,756	6,989
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		3,482	11,651
Deferred tax liabilities	C7	3,701	4,022
Current tax liabilities		319	568
Accruals, deferred income and other liabilities		10,597	15,248
Provisions		254	1,078
Derivative liabilities		1,037	3,506
Liabilities held for distributionnote (iii)	C1	211,387	-
Liabilities held for sale		-	10,568

Total liabilities	C1	534,988	491,378

Total equity and liabilities		554,683	508,645

Notes

(i)
As at 1 January 2019, the Group applied IFRS 16, 'Leases', using the modified retrospective approach. Under this approach, comparative information is not restated. The application of the standard has resulted in the recognition of an additional lease liability and a corresponding 'right-of-use' asset of a similar amount as at 1 January 2019. See note A3 for further details. As at 30 June 2019, right-of-use assets recognised in property, plant and equipment for continuing operations amounted to £425 million.
(ii)
Included within equity securities and portfolio holdings in unit trusts, debt securities and other investments are £8 million of lent securities as at 30 June 2019 (31 December 2018: £8,278 million).
(iii)
Assets and liabilities held for distribution relate to the Group's UK and Europe operations, which have been classified as discontinued operations at 30 June 2019 and are presented above after the elimination of intra-Group balances with the continuing operations (see note C1). A line-by-line analysis of assets and liabilities for the discontinued UK and Europe operations before elimination of such intra-Group balances, is included in note D2.2. The 2018 comparative results for the assets and liabilities at 31 December 2018 are as published and not re-presented on a basis consistent with half year 2019 (as described in note A2).

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited condensed consolidated statements of cash flows

		2019 £m	2018* £m

	Note	Half year	Half year

Cash flows from continuing operations:
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		1,116	1,642
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		(29,889)	(3,439)
Other non-investment and non-cash assets		(2,075)	(58)
Policyholder liabilities (including unallocated surplus)		26,820	2,186
Other liabilities (including operational borrowings)		3,147	292
Other itemsnote (ii)		97	357

Net cash flows from operating activities		(784)	980

Cash flows from investing activities
Net cash flows from purchases and disposals of property, plant and equipment		(16)	(59)
Net cash flows from corporate transactionsnote (iii)		(72)	(132)

Net cash flows from investing activities		(88)	(191)

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (iv)	C6.1
Issue of subordinated debt, net of costs		-	-
Redemption of subordinated debt		(400)	-
Fees paid to modify terms and conditions of debt issued by the Groupnote (v)		(141)	-
Interest paid		(229)	(187)
Equity capital:
Issues of ordinary share capital		10	6
Dividends paid	B6	(870)	(840)
Net remittances from discontinued operations	D2.3	356	341

Net cash flows from financing activities		(1,274)	(680)

Net increase in cash and cash equivalents from continuing operations		(2,146)	109
Net cash flows from discontinued operationsnote (vi)	D2.3	(124)	(2,380)
Cash and cash equivalents at beginning of period		12,125	10,690
Effect of exchange rate changes on cash and cash equivalents		(23)	31

Cash and cash equivalents at end of period		9,832	8,450

Comprising:
Cash and cash equivalents from continuing operations		5,208	5,030
Cash and cash equivalents from discontinued operations		4,624	3,420

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

  Notes

(i)
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders, as explained in footnote (i) of the 'Condensed consolidated income statements'.
(ii)
The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid.
(iii)
Net cash flows from corporate transactions include amounts paid for distribution rights and cash flows arising from the acquisitions and disposals of businesses.
(iv)
Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses are analysed as follows:

		Cash movements £m			Non-cash movements £m

	Balance at beginning of period	Issue of debt	Redemption of debt	Change to terms of debt	Foreign exchange movement	Change to terms of debt note (v)	Other movements	Balance at end of period

Half year 2019	7,664	-	(400)	-	8	169	-	7,441
Half year 2018	6,280	-	-	-	83	-	4	6,367

(v)
In the first half of 2019, the Group agreed with the holders of two subordinated debt instruments to alter the terms and conditions of these instruments in exchange for an upfront fee and an increase in the coupon of the instruments. The upfront fee and increase in coupon rates represent a significant change in the cash flows of each instrument and therefore, in accordance with IAS 39, has resulted in an extinguishment of the old debt and recognition of a new debt at fair value, the net effect of which is a non-cash movement in debt of £169 million. The upfront fee paid of £141 million has been expensed and is shown in the cash flow statement above (see note C6.1 for further details).
(vi)
Net cash flows from discontinued operations represents the movement in cash and cash equivalents from the UK and Europe operations, which are classified as held for distribution at 30 June 2019. A detailed analysis of cash flows for the period for the discontinued UK and Europe operations is included in note D2.3. The half year 2018 comparative results have been re-presented from those previously published accordingly (as described in note A2).

The accompanying notes are an integral part of these financial statements

Index to the Notes to the unaudited condensed consolidated interim financial statements

Prudential plc and subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
30 June 2019

A    BACKGROUND

A1  Basis of preparation, audit status and exchange rates

These condensed consolidated interim financial statements for the six months ended 30 June 2019 have been prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS and other policy improvements. EU-endorsed IFRS may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 30 June 2019, there were no unendorsed standards effective for the period ended 30 June 2019 which impacted the condensed consolidated financial statements of the Group, and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

The IFRS basis results for half year 2019 and half year 2018 are unaudited. Except for re-presenting the results for UK and Europe operations as discontinued operations, the 2018 full year IFRS basis results have been derived from Prudential's 2018 audited consolidated financial statements filed with the Securities and Exchange Commission on Form 20-F. These 2018 consolidated financial statements do not represent Prudential's statutory accounts for the purpose of the UK Companies Act 2006. The auditors have reported on the 2018 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The exchange rates applied for balances and transactions in currencies other than the presentational currency of the Group, pounds sterling (GBP), were:

	Closing rate at 30 Jun 2019	Average for the 6 months to 30 Jun 2019	Closing rate at 30 Jun 2018	Average for the 6 months to 30 Jun 2018	Closing rate at 31 Dec 2018

Local currency: £
Hong Kong	9.94	10.15	10.36	10.78	9.97
Indonesia	17,980.07	18,364.05	18,919.18	18,938.64	18,314.37
Malaysia	5.26	5.33	5.33	5.42	5.26
Singapore	1.72	1.76	1.80	1.83	1.74
China	8.74	8.78	8.75	8.76	8.74
India	87.85	90.62	90.46	90.37	88.92
Vietnam	29,660.27	30,087.11	30,310.96	31,329.01	29,541.15
Thailand	39.06	40.91	43.74	43.66	41.47
US	1.27	1.29	1.32	1.38	1.27

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2018, as disclosed in the 2018 Form 20-F, aside from those discussed in note A3 below.

A2  Discontinued operations

The Group is planning to demerge its UK and Europe operations, M&GPrudential, from the Prudential plc group in the fourth quarter of 2019. Following an assessment at 30 June 2019, in accordance with IFRS 5, 'Non-current assets held for sale and discontinued operations', the results of M&GPrudential have been classified as held for distribution and as discontinued operations at 30 June 2019 in these condensed consolidated financial statements.

In order to present the results of the continuing operations on a comparable basis and consistent with IFRS 5 requirements, results attributable to the discontinued UK and Europe operations in half year 2019 have been shown in a single line in the income statement with 2018 comparatives being restated accordingly. Notes B1 to B5 have been prepared on a consistent basis.

IFRS 5 requires the assets and liabilities of the UK and Europe operations at 30 June 2019 to be presented as single line 'assets held for distribution' and 'liabilities held for distribution' on the statement of financial position but does not permit the comparative 31 December 2018 assets and liabilities to be re-presented as the UK and Europe operations were not classified as held for distribution at these dates. In the related balance sheet notes, prior period balances have been presented to show the amounts from discontinued operations separately from continuing operations. Additionally, in the analysis of movements in Group assets and liabilities between the beginning and end of periods, the balances of the discontinued UK and Europe operations are removed from the opening balances to show the underlying movements from continuing operations.

The profit from the discontinued UK and Europe operations is presented in the condensed consolidated income statement before the elimination of intragroup transactions with continuing operations in order to provide a more meaningful presentation of the position of the Group immediately after the proposed demerger.

The condensed consolidated statement of financial position has been presented after the elimination of all intragroup balances.

A detailed analysis of the earnings performance, financial position and cash flows in the periods from the discontinued UK and Europe operations is provided in note D2, with supplementary analysis on adjusted IFRS operating profit based on longer-term investment returns by driver provided in note I(vi) within the additional financial information.

A3  New accounting pronouncements in 2019

IFRS 16, 'Leases'

The Group has adopted IFRS 16, 'Leases' from 1 January 2019. The new standard brings most leases on-balance-sheet for lessees under a single model, eliminating the distinction between operating and finance leases.

IFRS 16 applies primarily to operating leases of major properties occupied by the Group's businesses where Prudential is a lessee. Under IFRS 16, these leases are brought onto the Group's statement of financial position with a 'right-of-use' asset being established and a corresponding liability representing the obligation to make lease payments. The rental accrual charge in the income statement under IAS 17 is replaced with a depreciation charge for the 'right-of-use' asset and an interest expense on the lease liability leading to a more front-loaded operating lease cost profile compared to IAS 17.

As permitted by IFRS 16, the Group has chosen to adopt the modified retrospective approach upon transition to the new standard. Under the approach adopted, there is no adjustment to the Group's retained earnings at 1 January 2019 and the Group's 2018 comparative information is not restated. The right-of-use asset and lease liability at 1 January 2019 is set at an amount equal to the discounted remaining lease payments adjusted by any prepaid or accrued lease payment balance immediately before the date of initial application of the standard.

When measuring lease liabilities on adoption, the Group discounted lease payments using its incremental borrowing rate at 1 January 2019. The weighted-average rate applied is 3.4 per cent. The aggregate effect of the adoption of the standard on the statement of financial position at 1 January 2019 is shown in the tables below:

Consolidated statement of financial position

Effect of adoption of IFRS 16 at 1 January 2019 £m	Continuing operations	Discontinued operations*	Total Group

Assets
Property, plant and equipment (Right-of-use assets)	414	289	703

Total assets	414	289	703

Liabilities
Operational borrowings attributable to shareholder-financed businesses (Lease liability)	206	304	510
Borrowings attributable to with-profits businesses (Lease liability)	219	21	240
Accruals, deferred income and other liabilities (Accrued lease payment balance under IAS 17)	(11)	(36)	(47)

Total liabilities	414	289	703

*    Presented within assets and liabilities held for distribution at 30 June 2019.

The Group has applied the practical expedient to grandfather the definition of a lease on transition. This means that IFRS 16 has been applied to all contracts, which were identified as leases in accordance with IAS 17 and IFRIC 4, 'Determining whether an Arrangement contains a Lease', entered into before 1 January 2019. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after 1 January 2019.

The Group has used the following practical expedients, in addition to the aforementioned when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

  –
  Applied a single discount rate to a portfolio of leases with similar characteristics. Accordingly, for such portfolios, the incremental borrowing rates used to discount the future lease payments will be determined based on market specific risk-free rates adjusted with a margin/spread to reflect the Group's credit standing, lease term and the outstanding lease payments.
  –
  Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Other new accounting pronouncements

In addition to the above, the IASB has also issued the following new accounting pronouncements to be effective from 1 January 2019:

  –
  IFRIC Interpretation 23, 'Uncertainty over income tax treatments';
  –
  Amendments to IAS 28, 'Long-term Interests in Associates and Joint Ventures';
  –
  Amendments to IFRS 9, 'Prepayment features with negative compensation';
  –
  Annual Improvements to IFRSs 2015-2017 cycle; and
  –
  Amendments to IAS 19, 'Plan Amendment, Curtailment or Settlement'.

The Group has applied the principles within the Amendments to IAS 19, 'Plan Amendment, Curtailment or Settlement', when accounting for the changes to the pension benefits of its UK defined benefit schemes during the period. The other pronouncements have had no significant impact on the Group financial statements.

B        EARNINGS PERFORMANCE

B1        Analysis of performance by segment

B1.1    Segment results

		2019 £m	2018* £m

	Note	Half year	Half year note (iv)

Asia:
Insurance operations		1,095	927
Asset management		103	89

Total Asia		1,198	1,016

US:
Jackson (US insurance operations)		1,203	1,001
Asset management		12	1

Total US		1,215	1,002

Total segment profit from continuing operations		2,413	2,018

Other income and expenditure:
Investment return and other income		24	33
Interest payable on core structural borrowingsnote (i)		(226)	(189)
Corporate expenditurenote (ii)		(164)	(173)

Total other income and expenditure		(366)	(329)

Restructuring costs		(23)	(20)

Adjusted IFRS operating profit based on longer-term investment returns from continuing operations	B1.3	2,024	1,669
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,124)	9
Amortisation of acquisition accounting adjustmentsnote (iii)		(17)	(22)
Gain (loss) on disposal of businesses and corporate transactions	D1	13	(57)

Profit from continuing operations before tax attributable to shareholders		896	1,599
Tax charge attributable to shareholders' returns	B4	(1)	(326)

Profit from continuing operations for the period		895	1,273
Profit from discontinued operations for the period, net of related taxnote (iv)	D2.1	645	83

Profit for the period		1,540	1,356

Attributable to:
Equity holders of the Company
From continuing operations		890	1,272
From discontinued operations		645	83
Non-controlling interests from continuing operations		5	1

		1,540	1,356

	Note	2019	2018*

Basic earnings per share (in pence)	B5	Half year	Half year note (iv)

Based on adjusted IFRS operating profit based on longer-term investment returns, net of tax, from continuing operationsnote (v)		65.3p	53.7p
Based on profit for the period from continuing operations		34.4p	49.5p
Based on profit for the period from discontinued operations		25.0p	3.2p

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

Notes

(i)
Interest charged to the income statement on debt that is capable of being substituted to M&GPrudential for the six months ended 30 June 2019 was £(85) million (see note C6.1 for further details).
(ii)
Corporate expenditure as shown above is primarily for Group Head Office and Asia Regional Head Office.
(iii)
Amortisation of acquisition accounting adjustments principally relate to the REALIC business of Jackson which was acquired in 2012.
(iv)
Profit from discontinued operations represents the post-tax profit contributed by the UK and Europe operations which are classified as held for distribution at 30 June 2019 (a line-by-line analysis of profit for the period for the discontinued UK and Europe operations is included in note D2.1, with supplementary analysis on adjusted IFRS operating profit based on longer-term investment returns by driver provided in note I(vi) within the additional financial information). The half year 2018 comparative results have been re-presented from those previously published accordingly (as described in note A2).
(v)
Tax charges have been reflected as operating and non-operating in the same way as for the pre-tax items. Further details on tax charges are provided in note B4.

B1.2  Short-term fluctuations in investment returns on shareholder-backed business

	2019 £m	2018* £m

	Half year	Half year

Asia operationsnote (i)	420	(326)
US operationsnote (ii)	(1,521)	244
Other operationsnote (iii)	(23)	91

Total	(1,124)	9

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).
(i)
Asia operations
In Asia, the positive short-term fluctuations of £420 million (half year 2018: negative £(326) million) principally reflect net value movements on shareholders' assets and related liabilities following decrease in bond yields during the period.
(ii)
US operations
The short-term fluctuations in investment returns for US insurance operations are reported net of the related credit for amortisation of deferred acquisition costs of £476 million as shown in note C5.2 (half year 2018: charge of £(199) million) and comprise amounts in respect of the following items:

	2019 £m	2018 £m

	Half year	Half year

Net equity hedge resultnote (a)	(1,955)	383
Other than equity-related derivativesnote (b)	433	(183)
Debt securitiesnote (c)	11	6
Equity-type investments: actual less longer-term return	(7)	31
Other items	(3)	7

Total	(1,521)	244

  Notes

  (a)
  Net equity hedge result

  The purpose of the inclusion of this item in short-term fluctuations in investment returns is to segregate the amount included in pre-tax profit that relates to the accounting effect of market movements on both the value of guarantees in Jackson's variable annuity and fixed index annuity products and on the related derivatives used to manage the exposures inherent in these guarantees. The level of fees recognised in non-operating profit is determined by reference to that allowed for within the reserving basis. The variable annuity guarantees are valued in accordance with either Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (formerly FAS 157) or ASC Topic 944, Financial Services – Insurance (formerly SOP 03-01) depending on the type of guarantee. Both approaches require an entity to determine the total fee ('the fee assessment') that is expected to fund future projected benefit payments arising using the assumptions applicable for that method. The method under FAS 157 requires this fee assessment to be fixed at the time of issue. As the fees included within the initial fee assessment are earned, they are included in non-operating profit to match the corresponding movement in the guarantee liability. As the Group applies US GAAP for the measured value of the product guarantees this item also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ.

  The net equity hedge result therefore includes significant accounting mismatches and other factors that do not represent the economic result. These other factors include:

    –
    The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under 'grandfathered' US GAAP;
    –
    The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
    –
    Jackson's management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

    The net equity hedge result can be summarised as follows:

	2019 £m	2018 £m

	Half year	Half year

Fair value movements on equity hedge instruments*	(2,466)	(375)
Accounting value movements on the variable and fixed index annuity guarantee liabilities	227	505
Fee assessments net of claim payments	284	253

Total	(1,955)	383

  *        Held to manage equity exposures of the variable annuity guarantees and fixed index annuity options.

  (b)
  Other than equity-related derivatives

  The fluctuations for this item comprise the net effect of:

    –
    Fair value movements on free-standing, other than equity-related derivatives;
    –
    Fair value movements on the Guaranteed Minimum Income Benefit (GMIB) reinsurance asset that are not matched by movements in the underlying GMIB liability, which is not fair valued; and
    –
    Related amortisation of DAC.

  The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above. Accounting mismatches arise because of differences between the measurement basis and presentation of the derivatives, which are fair valued with movements recorded in the income statement, and the exposures they are intended to manage.

(c)
Short-term fluctuations related to debt securities

	2019 £m	2018 £m

	Half year	Half year

(Charges) credits in the period:
Losses on sales of impaired and deteriorating bonds	(19)	(1)
Bond write-downs	(1)	(2)
Recoveries/reversals	1	18

Total (charges) credits in the period	(19)	15
Risk margin allowance deducted from adjusted IFRS operating profit based on longer-term investment returns*	42	38

	23	53

Interest-related realised (losses) gains:
Gains (losses) arising in the period	33	8
Amortisation of gains and losses arising in current and prior periods to adjusted IFRS operating profit based on longer-term investment returns	(46)	(57)

	(13)	(49)

Related amortisation of deferred acquisition costs	1	2

Total short-term fluctuations related to debt securities	11	6

*
The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in adjusted IFRS operating profit based on longer-term investment returns with variations from period to period included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in adjusted IFRS operating profit based on longer-term investment returns of Jackson for half year 2019 is based on an average annual risk margin reserve of 18 basis points (half year 2018: 19 basis points) on average book values of US$60.0 billion (half year 2018: US$54.9 billion) as shown below:

	Half year 2019				Half year 2018

Moody's rating category (or equivalent under NAIC ratings of mortgage-backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss

	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	34,318	0.10	(36)	(28)	26,260	0.11	(29)	(21)
Baa1, 2 or 3	24,385	0.23	(55)	(42)	27,337	0.20	(57)	(41)
Ba1, 2 or 3	1,008	0.93	(10)	(7)	978	1.01	(10)	(7)
B1, 2 or 3	246	2.62	(6)	(5)	309	2.61	(8)	(6)
Below B3	37	3.42	(1)	(1)	11	3.71	-	-

Total	59,994	0.18	(108)	(83)	54,895	0.19	(104)	(75)

Related amortisation of deferred acquisition costs			18	14			22	15

Risk margin reserve charge to adjusted IFRS operating profit for longer-term credit-related losses			(90)	(69)			(82)	(60)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to adjusted IFRS operating profit based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax credit of £2,185 million for net unrealised gains on debt securities classified as available-for-sale net of related amortisation of deferred acquisition costs (half year 2018: charge of £(1,149) million for net unrealised losses). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.2(c).

(iii)
Other operations

Short-term fluctuations in investment returns for other operations of negative £(23) million (half year 2018: positive £91 million) include unrealised value movements on financial instruments held outside of the main life operations.

B1.3  Determining operating segments and performance measure of operating segments

Operating segments

The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8, 'Operating Segments' on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of Prudential Corporation Asia, the North American Business Unit and M&GPrudential for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns with these three business segments. These operating segments derive revenue from both long-term insurance and asset management activities. In light of the proposed demerger, the segment analysis for the discontinued UK and Europe operations is provided in note D2, separate from those for the continuing operations.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include Group Head Office and Asia Regional Head Office costs. The Group's existing treasury company, Prudential Capital, and the Africa operations do not form part of any operating segment under the structure, and their assets and liabilities and profit or loss before tax are not material to the overall financial position of the Group. Prudential Capital and Africa operations are therefore also reported as 'Unallocated to a segment'.

Performance measure

The performance measure of operating segments utilised by the Company is adjusted IFRS operating profit based on longer-term investment returns attributable to shareholders. This measurement basis distinguishes adjusted IFRS operating profit based on longer-term investment returns from other constituents of the total profit as follows:

  –
  Short-term fluctuations in investment returns on shareholder-backed business;
  –
  Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
  –
  Gain or loss on corporate transactions, such as disposals undertaken in the period and the costs related to the preparation for the proposed demerger of M&GPrudential from Prudential plc.

The determination of adjusted IFRS operating profit based on longer-term investment returns for investment and liability movements is as described in the Basis of Performance Measures section of this document.

For Group debt securities at 30 June 2019 held by the continuing insurance operations in Asia and US, the level of unamortised interest-related realised gains and losses related to previously sold bonds and which have yet to be amortised to adjusted IFRS operating profit based on longer-term investment returns for continuing operations was a net gain of £580 million (30 June 2018: net gain of £800 million).

For equity-type securities, the longer-term rates of return applied by the non-linked shareholder-financed insurance operations of Asia and the US to determine the amount of investment return included in adjusted IFRS operating profit based on longer-term investment returns are as follows:

  –
  For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £2,282 million as at 30 June 2019 (30 June 2018: £1,622 million). The rates of return applied for 2019 ranged from 5.2 per cent to 17.6 per cent (30 June 2018: 5.1 per cent to 17.2 per cent) with the rates applied varying by business unit.
  –
  For US insurance operations, at 30 June 2019, the equity-type securities for non-separate account operations amounted to £1,178 million (30 June 2018: £1,187 million). The longer-term rates of return for income and capital applied in 2019 and 2018, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums, are as follows:

	2019	2018

	Half year	Half year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.0% to 6.7%	6.7% to 7.0%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.0% to 8.7%	8.7% to 9.0%

B1.4  Additional segmental analysis of revenue from continuing operations

	Half year 2019 £m – continuing operations

	Asia	US	Total segment	Unallo- cated to a segment (central operations)	Group total

Gross premiums earned	8,856	7,410	16,266	27	16,293
Outward reinsurance premiums	(386)	(131)	(517)	(3)	(520)

Earned premiums, net of reinsurance	8,470	7,279	15,749	24	15,773
Other incomenote (i)	176	11	187	12	199

Total external revenue	8,646	7,290	15,936	36	15,972
Intra-group revenue	16	24	40	(40)	-
Interest income	622	1,128	1,750	21	1,771
Other investment return	6,821	16,023	22,844	18	22,862

Total revenue, net of reinsurancenote (ii)	16,105	24,465	40,570	35	40,605

	Half year 2018* £m – continuing operations

	Asia	US	Total segment	Unallo- cated to a segment (central operations)	Group total

Gross premiums earned	7,736	7,036	14,772	14	14,786
Outward reinsurance premiums	(222)	(141)	(363)	-	(363)

Earned premiums, net of reinsurance	7,514	6,895	14,409	14	14,423
Other incomenote (i)	157	44	201	14	215

Total external revenue	7,671	6,939	14,610	28	14,638
Intra-group revenue	20	32	52	(52)	-
Interest income	513	940	1,453	26	1,479
Other investment return	(1,703)	1,486	(217)	119	(98)

Total revenue, net of reinsurancenote (ii)	6,501	9,397	15,898	121	16,019

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

Notes

(i)
Other income comprises income from external customers and consists primarily of revenue from the Group's continuing asset management business of £153 million (half year 2018: £108 million). The remaining other income consists primarily of policy fee revenue from external customers.
(ii)
Total revenue from continuing operations excludes the contribution from the discontinued UK and Europe operations which are classified as held for distribution at 30 June 2019 (a line-by-line analysis of revenue for the period for the discontinued UK and Europe operations is included in note D2.1). The half year 2018 comparative results have been re-presented from those previously published accordingly (as described in note A2).

B2  Acquisition costs and other expenditure from continuing operations

	2019 £m	2018* £m

	Half year	Half year

Acquisition costs incurred for insurance policies	(1,630)	(1,538)
Acquisition costs deferred less amortisation of acquisition costsnote (i)	774	(61)
Administration costs and other expenditurenote (ii)	(1,771)	(1,625)
Movements in amounts attributable to external unit holders of consolidated investment funds	(84)	(61)

Total acquisition costs and other expenditure from continuing operations	(2,711)	(3,285)

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

Notes

(i)
The components of 'acquisition costs deferred less amortisation of acquisition costs' of £774 million in half year 2019 are set out in note C5.2.
(ii)
Included in total administration costs and other expenditure for half year 2019 is depreciation of property, plant and equipment of £(83) million (half year 2018: £(34) million). Out of the £(83) million of depreciation of property, plant and equipment for half year 2019, £(51) million relates to the right-of-use assets recognised under IFRS 16 adopted in 2019 (as described in note A3).

B3  Effect of changes and other accounting matters on insurance assets and liabilities

The following matters are relevant to the determination of the half year 2019 results:

(a)
Asia insurance operations

In half year 2019, the adjusted IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £76 million (half year 2018: £69 million) representing a small number of items that are not expected to reoccur, including the impact of a refinement to the run-off of the allowance for prudence within technical provisions.

(b)
US insurance operations

There has been no material change in assumptions underpinning insurance assets and liabilities since full year 2018.

(c)
UK and Europe insurance operations

Changes in the allowance for credit risk for annuity business, mortality and other assumptions are discussed in note D2.2 following the classification of the Group's UK and Europe operations as discontinued at 30 June 2019.

B4  Tax charge from continuing operations

B4.1  Total tax charge by nature of expense from continuing operations

The total tax charge for continuing operations in the income statement is as follows:

	2019 £m			2018* £m

Tax charge	Current tax	Deferred tax	Half year Total	Half year Total

Attributable to shareholders:
Asia operations	(139)	(49)	(188)	(139)
US operations	(130)	241	111	(216)
Other operations	84	(8)	76	29

Tax (charge) credit attributable to shareholders' returns	(185)	184	(1)	(326)

Attributable to policyholders:
Asia operations	(54)	(166)	(220)	(43)

Total tax (charge) credit	(239)	18	(221)	(369)

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

The principal reason for the decrease in the tax charge attributable to shareholders' returns from continuing operations is the result of the tax credit on US derivative losses largely eliminating the tax charge on Asia profits.

B4.2  Shareholder profit and tax charge from continuing operations

The shareholder profit, tax charge (credit) and effective tax rate for continuing operations are as follows:

	Half year 2019 £m

	Asia operations	US operations	Other operations	Total attributable to shareholders

Adjusted IFRS operating profit (loss) based on longer-term investment returns	1,198	1,215	(389)	2,024
Non-operating profit (loss)	627	(1,536)	(219)	(1,128)

Profit (loss) before tax	1,825	(321)	(608)	896

Tax charge (credit) on:
Adjusted IFRS operating profit (loss) based on longer-term investment returns	168	203	(39)	332
Non-operating profit (loss)	20	(314)	(37)	(331)

Total actual tax charge (credit)	188	(111)	(76)	1

Actual tax rate on:
Adjusted IFRS operating profit based on longer-term investment returns	14%	17%	10%	16%
Profit before tax	10%	35%	13%	0%

	Half year 2018* £m

	Asia operations	US operations	Other operations	Total attributable to shareholders

Adjusted IFRS operating profit (loss) based on longer-term investment returns	1,016	1,002	(349)	1,669
Non-operating (loss) profit	(338)	184	84	(70)

Profit (loss) before tax	678	1,186	(265)	1,599

Tax charge (credit) on:
Adjusted IFRS operating profit (loss) based on longer-term investment returns	151	177	(41)	287
Non-operating (loss) profit	(12)	39	12	39

Total actual tax charge (credit)	139	216	(29)	326

Actual tax rate on:
Adjusted IFRS operating profit based on longer-term investment returns	15%	18%	12%	17%
Profit before tax	21%	18%	11%	20%

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations (as described in note A2).

B4.3  Reconciliation of shareholder effective tax rate from continuing operations

In the reconciliation below, the expected tax rates reflect the corporation tax rates that are expected to apply to the taxable profit of the relevant business. Where there are profits of more than one jurisdiction, the expected tax rates reflect the corporation tax rates weighted by reference to the amount of profit contributing to the aggregate business result.

	2019		2018

	Half year		Half year

	£m	% note (i)	£m note (iv)	% note (iv)

Profit before tax	896		1,599
Expected tax rate (ETR)	20%		22%
Tax at the expected rate	179	20.0%	352	22.0%
Effects of recurring tax reconciliation items and percentage impact on ETR:
Income not taxable or taxable at concessionary rates	(54)	(6.0)%	(19)	(1.2)%
Deductions not allowable for tax purposes	23	2.6%	25	1.6%
Items related to taxation of life insurance businessesnote (ii)	(138)	(15.4)%	(36)	(2.3)%
Deferred tax adjustments	(9)	(1.0)%	(17)	(1.1)%
Effect of results of joint ventures and associates	(27)	(3.0)%	(20)	(1.3)%
Irrecoverable withholding taxes	21	2.3%	26	1.8%
Other	4	0.4%	-	-

Total	(180)	(20.1)%	(41)	(2.5)%
Effects of non-recurring tax reconciliation items and percentage impact on ETR:
Adjustments to tax charge in relation to prior years	15	1.7%	7	0.4%
Movements in provisions for open tax mattersnote (iii)	6	0.7%	8	0.5%
Adjustments in relation to business disposals	(19)	(2.2)%	-	-

Total	2	0.2%	15	0.9%

Total actual tax charge	1	0.1%	326	20.4%

Notes

(i)
The main driver of the Group's effective tax rate is the relative mix of the profits between jurisdictions with higher tax rates (such as Indonesia and Malaysia), jurisdictions with lower tax rates (such as Hong Kong and Singapore) and jurisdictions with rates in between (such as the UK and the US). At half year 2019, the reduction in the effective tax rate is a result of the loss before tax in US operations.
(ii)
The £138 million reconciling item related to taxation of life insurance businesses for half year 2019 (half year 2018: £36 million) mainly reflects £82 million in the Hong Kong business in relation to investment gains which are not subject to tax due to the taxable profit being computed as 5 per cent of net insurance premiums.
(iii)
The statement of financial position contains the following provisions in relation to open tax matters:

£m

At 31 December 2018	(149)
Movements in the current period included in tax charge attributable to shareholders	(6)
Other movements*	(1)

At 30 June 2019	(156)

  *
  Other movements include interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax.
(iv)
The Group's UK and Europe operations are classified as held for distribution at 30 June 2019. The half year 2018 comparative results have been re-presented from those previously published accordingly (as described in note A2).

B5  Earnings per share

	Half year 2019

	Note	Before tax B1.1 £m	Tax B4 £m	Non- controlling interests £m	Net of tax and non- controlling interests £m	Basic earnings per share pence	Diluted earnings per share pence

Based on adjusted IFRS operating profit based on longer-term investment returns		2,024	(332)	(5)	1,687	65.3p	65.3p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,124)	314	-	(810)	(31.4)p	(31.4)p
Amortisation of acquisition accounting adjustments		(17)	3	-	(14)	(0.5)p	(0.5)p
Gain (loss) on disposal of businesses and corporate transactions		13	14	-	27	1.0p	1.0p

Based on profit for the period from continuing operations		896	(1)	(5)	890	34.4p	34.4p
Based on profit for the period from discontinued operations	D2.1	817	(172)	-	645	25.0p	25.0p

Based on profit for the period		1,713	(173)	(5)	1,535	59.4p	59.4p

	Half year 2018*

	Note	Before tax B1.1 £m	Tax B4 £m	Non- controlling interests £m	Net of tax and non- controlling interests £m	Basic earnings per share pence	Diluted earnings per share pence

Based on adjusted IFRS operating profit based on longer-term investment returns		1,669	(287)	(1)	1,381	53.7p	53.6p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	9	(51)	-	(42)	(1.6)p	(1.6)p
Amortisation of acquisition accounting adjustments		(22)	4	-	(18)	(0.7)p	(0.7)p
Gain (loss) on disposal of businesses and corporate transactions		(57)	8	-	(49)	(1.9)p	(1.9)p

Based on profit for the period from continuing operations		1,599	(326)	(1)	1,272	49.5p	49.4p
Based on profit for the period from discontinued operations	D2.1	101	(18)	-	83	3.2p	3.2p

Based on profit for the period		1,700	(344)	(1)	1,355	52.7p	52.6p

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated unit trusts and OEICs, is set out as below:

	2019	2018
Weighted average number (in millions) of shares for calculation of:	Half year	Half year

Basic earnings per share	2,583	2,573
Diluted earnings per share	2,584	2,574

B6  Dividends

	Half year 2019		Half year 2018

	Pence per share	£m	Pence per share	£m

Dividends relating to reporting period:
First interim ordinary dividend	16.45p	428	15.67p	406

Dividends paid in reporting period:
Second interim ordinary dividend for prior year	33.68p	870	32.50p	840

Dividend per share

The 2019 first interim dividend of 16.45 pence per ordinary share will be paid on 26 September 2019 in sterling to shareholders in the UK, and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on 26 September 2019. The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 13 August 2019. Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 3 October 2019. The exchange rate at which the dividend payable to the US Shareholders will be translated into US dollars will be determined by the depositary agent. The second interim dividend will be paid on or about 3 October 2019 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The exchange rate at which the dividend payable to the SG Shareholders will be translated from Hong Kong dollars into Singapore dollars, will be determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C    BALANCE SHEET NOTES

C1  Analysis of Group statement of financial position by segment

To explain the assets, liabilities and capital of the Group's businesses more comprehensively, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

		30 Jun 2019 £m							2018 £m
					Before elimination of intra-group debtors and creditors
By operating segment	Note	Asia C2.1	US C2.2	Unallocated to a segment (central operations) note (i)	Total continuing operations	Discontinued UK and Europe operations note (v)	Elimination of intra-group debtors and creditors	Group Total	31 Dec Group Total note (v)

Assets
Goodwill	C5.1	510	-	-	510	-	-	510	1,857
Deferred acquisition costs and other intangible assets	C5.2	3,624	8,990	45	12,659	-	-	12,659	11,923
Reinsurers' share of insurance contract liabilitiesnote (ii)		3,621	6,527	3	10,151	-	-	10,151	11,144
Other assetsnote (iii)		4,319	3,908	2,525	10,752	-	(3,491)	7,261	11,459
Investment properties		5	6	-	11	-	-	11	17,925
Investment in joint ventures and associates accounted for using the equity method		1,030	-	-	1,030	-	-	1,030	1,733
Financial investments		93,476	203,898	2,155	299,529	-	-	299,529	429,901
Assets held for distribution	D2.2	-	-	-	-	221,126	(2,802)	218,324	-
Assets held for sale		-	-	-	-	-	-	-	10,578
Cash and cash equivalents		2,222	1,184	1,802	5,208	-	-	5,208	12,125

Total assets		108,807	224,513	6,530	339,850	221,126	(6,293)	554,683	508,645

Total equity		7,656	6,752	(2,993)	11,415	8,280	-	19,695	17,267

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1 (i)	84,077	202,152	47	286,276	-	(1,108)	285,168	409,301
Unallocated surplus of with-profits funds	C4.1 (i)	3,034	-	-	3,034	-	(90)	2,944	15,845
Core structural borrowings of shareholder-financed businesses	C6.1	-	196	7,245	7,441	-	-	7,441	7,664
Operational borrowings attributable to shareholder-financed businesses	C6.2 (i)	137	800	727	1,664	-	-	1,664	998
Borrowings attributable to with-profits businesses	C6.2 (ii)	238	-	-	238	-	-	238	3,940
Other liabilitiesnote (iv)		13,665	14,613	1,504	29,782	-	(3,636)	26,146	43,062
Liabilities held for distribution	D2.2	-	-	-	-	212,846	(1,459)	211,387	-
Liabilities held for sale		-	-	-	-	-	-	-	10,568

Total liabilities		101,151	217,761	9,523	328,435	212,846	(6,293)	534,988	491,378

Total equity and liabilities		108,807	224,513	6,530	339,850	221,126	(6,293)	554,683	508,645

Notes

(i)
Unallocated to a segment includes central operations, the Group's existing treasury company, Prudential Capital, and Africa operations as per note B1.3.

(ii)
Reinsurers' share of contract liabilities of £10,151 million at 30 June 2019 includes the reinsurance ceded in respect of the acquired REALIC business by the Group's US insurance operations. In addition to this REALIC reinsurance, the balances in 2018 also included the reinsurance of part of the UK shareholder-backed annuity portfolio.
(iii)
'Other assets' at 30 June 2019 included property, plant and equipment of £785 million relating to continuing operations (31 December 2018: £1,409 million, of which £378 million related to continuing operations). On 1 January 2019, £414 million of right-of-use assets was recognised for continuing operations upon adoption of IFRS 16 (see note A3). During the period, the Group made additions of £82 million for continuing operations of which £66 million relates to right-of-use assets.

Contained within 'Other assets' is premiums receivable of £564 million, of which 91 per cent are due within one year (31 December 2018: premiums receivable for total continuing and discontinued operations of £672 million, of which 73 per cent are due within one year.
(iv)
Within 'Other liabilities' at 30 June 2019 is accruals, deferred income and other liabilities of £10,597 million for continuing operations (31 December 2018: £15,248 million for continuing and discontinued operations), of which £6,722 million (31 December 2018: £9,968 million) are due within one year.
(v)
Assets and liabilities held for distribution relate to the Group's UK and Europe operations classified as discontinued operations at 30 June 2019. A line-by-line analysis of assets and liabilities for the discontinued UK and Europe operations (before elimination of intra-group balances with continuing operations) is included in note D2.2). The 2018 comparative results for the assets and liabilities at 31 December 2018 are as published and not restated (as described in note A2).

C2 Analysis of segment statement of financial position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show the assets and liabilities of each segment by business type.

C2.1 Asia

		30 Jun 2019 £m							2018 £m
		Total insurance
	Note	With- profits business*	Unit-linked assets and liabilities	Other business	Total	Asset- management	Elimina- tions	Total	31 Dec Total

Assets
Goodwill		-	-	252	252	258	-	510	498
Deferred acquisition costs and other intangible assets		58	-	3,554	3,612	12	-	3,624	2,937
Reinsurers' share of insurance contract liabilities		83	-	3,538	3,621	-	-	3,621	2,777
Other assets		2,526	315	1,357	4,198	156	(35)	4,319	3,916
Investment properties		-	-	5	5	-	-	5	5
Investment in joint ventures and associates accounted for using the equity method		-	-	859	859	171	-	1,030	991
Financial investments		54,687	18,492	20,134	93,313	163	-	93,476	80,886
Cash and cash equivalents		534	400	1,179	2,113	109	-	2,222	2,189

Total assets		57,888	19,207	30,878	107,973	869	(35)	108,807	94,199

Total equity		-	-	7,077	7,077	579	-	7,656	6,428

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.2	48,041	17,594	18,442	84,077	-	-	84,077	73,216
Unallocated surplus of with-profits funds	C4.2	3,034	-	-	3,034	-	-	3,034	2,511
Operational borrowings attributable to shareholder-financed businesses		-	36	88	124	13	-	137	61
Borrowings attributable to with-profits businesses		238	-	-	238	-	-	238	19
Other liabilities		6,575	1,577	5,271	13,423	277	(35)	13,665	11,964

Total liabilities		57,888	19,207	23,801	100,896	290	(35)	101,151	87,771

Total equity and liabilities		57,888	19,207	30,878	107,973	869	(35)	108,807	94,199

*
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. 'Other business' includes assets and liabilities of other participating businesses and other non-linked shareholder-backed business.

C2.2 US

		30 Jun 2019 £m						2018 £m
		Total insurance
	Note	Variable annuity separate account assets and liabilities	Fixed annuity, GICs and other business	Total	Asset management	Eliminations	Total	31 Dec Total

Assets
Goodwill		-	-	-	-	-	-	-
Deferred acquisition costs and other intangible assets		-	8,990	8,990	-	-	8,990	8,747
Reinsurers' share of insurance contract liabilities		-	6,527	6,527	-	-	6,527	6,662
Other assets		-	3,834	3,834	143	(69)	3,908	3,588
Investment properties		-	6	6	-	-	6	6
Financial investments		145,295	58,585	203,880	18	-	203,898	182,910
Cash and cash equivalents		-	1,130	1,130	54	-	1,184	3,005

Total assets		145,295	79,072	224,367	215	(69)	224,513	204,918

Total equity		-	6,702	6,702	50	-	6,752	5,624

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.3	145,295	56,857	202,152	-	-	202,152	185,600
Core structural borrowings of shareholder-financed businesses		-	196	196	-	-	196	196
Operational borrowings attributable to shareholder-financed businesses		-	767	767	33	-	800	328
Other liabilities		-	14,550	14,550	132	(69)	14,613	13,170

Total liabilities		145,295	72,370	217,665	165	(69)	217,761	199,294

Total equity and liabilities		145,295	79,072	224,367	215	(69)	224,513	204,918

C3 Assets and liabilities

C3.1  Group assets and liabilities — measurement

(a)
Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The discount rate used is updated for the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group's qualified surveyors.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

(b)
Fair value measurement hierarchy of Group assets and liabilities

Assets and liabilities carried at fair value on the statement of financial position

The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

The analysis of the fair value measurement hierarchy of the Group's assets and liabilities at 30 June 2019 below excludes the analysis for the Group's UK and Europe operations which are classified as held for distribution. A separate fair value measurement hierarchy analysis at 30 June 2019 for the UK and Europe is presented in note D2.2. In line with the IFRS requirements, the comparatives have not been re-presented for the assets and liabilities classified for held for distribution in the current period.

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for £44,178 million (31 December 2018: £40,849 million) of debt securities in the US operations classified as available-for-sale. All assets and liabilities held at fair value are measured on a recurring basis. As of 30 June 2019, the Group does not have any financial instruments that are measured on a non-recurring basis.

Financial instruments at fair value

	30 Jun 2019 £m

	Level 1	Level 2	Level 3	Total

Analysis of financial investments, net of derivative liabilities by business type from continuing operations	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs

With-profits
Loans	-	-	-	-
Equity securities and portfolio holdings in unit trusts	19,318	1,906	153	21,377
Debt securities	28,964	3,093	6	32,063
Other investments (including derivative assets)	107	81	-	188
Derivative liabilities	(34)	(11)	-	(45)

Total financial investments, net of derivative liabilities	48,355	5,069	159	53,583
Percentage of total (%)	90%	10%	0%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	159,462	230	-	159,692
Debt securities	2,840	763	-	3,603
Other investments (including derivative assets)	-	-	-	-
Derivative liabilities	(11)	(6)	-	(17)

Total financial investments, net of derivative liabilities	162,291	987	-	163,278
Percentage of total (%)	99%	1%	0%	100%

Non-linked shareholder-backed
Loans	-	-	2,799	2,799
Equity securities and portfolio holdings in unit trusts	2,580	4	17	2,601
Debt securities	16,726	47,283	-	64,009
Other investments (including derivative assets)	42	988	962	1,992
Derivative liabilities	(7)	(513)	(455)	(975)

Total financial investments, net of derivative liabilities	19,341	47,762	3,323	70,426
Percentage of total (%)	27%	68%	5%	100%

Group total analysis, including other financial liabilities held at fair value from continuing operations

Loans	-	-	2,799	2,799
Equity securities and portfolio holdings in unit trusts	181,360	2,140	170	183,670
Debt securities	48,530	51,139	6	99,675
Other investments (including derivative assets)	149	1,069	962	2,180
Derivative liabilities	(52)	(530)	(455)	(1,037)

Total financial investments, net of derivative liabilities	229,987	53,818	3,482	287,287
Investment contract liabilities without discretionary participation features held at fair value	-	(666)	-	(666)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,482)	-	-	(3,482)
Other financial liabilities held at fair value	-	(5)	(3,081)	(3,086)

Total financial instruments at fair value	226,505	53,147	401	280,053
Percentage of total (%)	81%	19%	0%	100%

	31 Dec 2018 £m

	Level 1	Level 2	Level 3	Total

Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs

With-profits
Loans	-	-	1,703	1,703
Equity securities and portfolio holdings in unit trusts	52,320	5,447	488	58,255
Debt securities	31,210	48,981	811	81,002
Other investments (including derivative assets)	143	3,263	4,325	7,731
Derivative liabilities	(85)	(1,231)	-	(1,316)

Total financial investments, net of derivative liabilities	83,588	56,460	7,327	147,375
Percentage of total (%)	57%	38%	5%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	152,987	505	9	153,501
Debt securities	4,766	9,727	-	14,493
Other investments (including derivative assets)	6	3	6	15
Derivative liabilities	(2)	(3)	-	(5)

Total financial investments, net of derivative liabilities	157,757	10,232	15	168,004
Percentage of total (%)	94%	6%	0%	100%

Non-linked shareholder-backed
Loans	-	-	3,050	3,050
Equity securities and portfolio holdings in unit trusts	2,957	2	18	2,977
Debt securities	17,687	61,803	371	79,861
Other investments (including derivative assets)	61	1,258	941	2,260
Derivative liabilities	(2)	(1,760)	(423)	(2,185)

Total financial investments, net of derivative liabilities	20,703	61,303	3,957	85,963
Percentage of total (%)	24%	71%	5%	100%

Group total analysis, including other financial liabilities held at fair value

Loans	-	-	4,753	4,753
Equity securities and portfolio holdings in unit trusts	208,264	5,954	515	214,733
Debt securities	53,663	120,511	1,182	175,356
Other investments (including derivative assets)	210	4,524	5,272	10,006
Derivative liabilities	(89)	(2,994)	(423)	(3,506)

Total financial investments, net of derivative liabilities	262,048	127,995	11,299	401,342
Investment contract liabilities without discretionary participation features held at fair value	-	(16,054)	-	(16,054)
Borrowings attributable to with-profits businesses	-	-	(1,606)	(1,606)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(6,852)	(3,811)	(988)	(11,651)
Other financial liabilities held at fair value	-	(2)	(3,404)	(3,406)

Total financial instruments at fair value	255,196	108,128	5,301	368,625
Percentage of total (%)	70%	29%	1%	100%

Analysed as:
Total from continuing operations
With-profits	39,191	3,928	159	43,278
Unit-linked and variable annuity separate account	143,556	(64)	-	143,492
Non-linked shareholder-backed	16,549	43,948	266	60,763

	199,296	47,812	425	247,533
Percentage of total continuing operations (%)	81%	19%	0%	100%
Total from discontinued UK and Europe operations*	55,900	60,316	4,876	121,092
Percentage of total discontinued operations (%)	46%	50%	4%	100%

*
Classified as discontinued operations at 30 June 2019 (as described in note A2).

Assets and liabilities at amortised cost and their fair value

The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value, excluding those held for distribution. Cash deposits, accrued income, other debtors, accruals, deferred income and other liabilities are excluded from the analysis below, as these are carried at amortised cost, which approximates fair value.

	2019 £m		2018 £m

	30 Jun		31 Dec

	Carrying value	Fair value	Carrying value	Fair value

Assets
Loans	9,714	10,010	13,257	13,666
Liabilities
Investment contract liabilities without discretionary participation features	(3,132)	(3,140)	(3,168)	(3,157)
Core structural borrowings of shareholder-financed businesses	(7,441)	(8,052)	(7,664)	(7,847)
Operational borrowings (excluding lease liabilities) attributable to shareholder-financed businesses	(1,435)	(1,435)	(998)	(998)
Borrowings (excluding lease liabilities) attributable to the with-profits funds	(25)	(24)	(2,334)	(2,103)
Obligations under funding, securities lending and sale and repurchase agreements	(6,756)	(6,890)	(6,989)	(7,008)

Total financial instruments carried at amortised cost	(9,075)	(9,531)	(7,896)	(7,447)

Analysed as:
Total from continuing operations			(7,848)	(8,040)
Total from discontinued UK and Europe operations*			(48)	593

			(7,896)	(7,447)

*
Classified as discontinued operations at 30 June 2019 (as described in note A2).
(c)
Valuation approach for level 2 fair valued assets and liabilities

A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades. For further detail on the valuation approach for level 2 fair valued assets and liabilities please refer to note C3.1 of the Group IFRS financial statements for the year ended 31 December 2018.

(d)
Fair value measurements for level 3 fair valued assets and liabilities

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at 1 January 2019 to that presented at 30 June 2019.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group's overseas subsidiaries and branches.

	Half year 2019 £m

Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and portfolio holdings in unit trusts	Debt securities	Other investments (including derivative assets)	Derivative liabilities	Borrowings attributable to with- profits businesses	Net asset value attributable to unit holders of consolidated unit trusts and similar funds	Other financial liabilities	Total

At 1 January 2019	4,753	515	1,182	5,272	(423)	(1,606)	(988)	(3,404)	5,301
Reclassification to held for distribution	(1,970)	(345)	(1,177)	(4,333)	-	1,606	988	355	(4,876)
Total gains (losses) in income statement:
Net realised gains (losses)	91	-	5	(25)	-	-	-	(94)	(23)
Net unrealised gains (losses) on financial instruments held at the end of period	-	(2)	-	40	(15)	-	-	(14)	9
Total gains (losses) recorded in other comprehensive income	4	-	1	(5)	(17)	-	-	(11)	(28)
Purchases	-	2	-	127	-	-	-	-	129
Sales	-	-	(5)	(114)	-	-	-	-	(119)
Issues	26	-	-	-	-	-	-	(35)	(9)
Settlements	(105)	-	-	-	-	-	-	122	17

At 30 June 2019	2,799	170	6	962	(455)	-	-	(3,081)	401

	Full year 2018 £m

Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and portfolio holdings in unit trusts	Debt securities	Other investments (including derivative assets)	Derivative liabilities	Borrowings attributable to with- profits businesses	Net asset value attributable to unit holders of consolidated unit trusts and similar funds	Other financial liabilities	Total

At 1 January 2018	4,837	371	654	4,424	(512)	(1,887)	(413)	(3,031)	4,443
Total gains (losses) in income statement:
Net realised gains (losses)	(7)	-	9	35	-	-	-	(1)	36
Net unrealised gains (losses) on financial instruments held at the end of the year	(71)	38	(16)	370	27	(23)	67	6	398
Total gains (losses) recorded in other comprehensive income	162	8	-	54	(1)	-	31	(170)	84
Purchases	62	125	666	1,202	-	-	-	-	2,055
Sales	(178)	(35)	(131)	(813)	-	-	-	-	(1,157)
Issues	279	-	-	-	-	-	(697)	(481)	(899)
Settlements	(331)	-	-	-	-	304	57	273	303
Transfers into level 3	-	8	-	-	-	-	-	-	8
Transfers out of level 3	-	-	-	-	63	-	(33)	-	30

At 31 December 2018	4,753	515	1,182	5,272	(423)	(1,606)	(988)	(3,404)	5,301

*
Includes distributions to third-party investors by subsidiaries held by the UK with-profits funds for investment purposes. These distributions vary period to period depending on the maturity of the subsidiaries and the gains realised by those entities in the period.

Valuation approach for level 3 fair valued assets and liabilities

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation. For further detail on the valuation approach for level 3 fair valued assets and liabilities, please refer to note C3.1 of the Group's consolidated financial statements for the year ended 31 December 2018.

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

At 30 June 2019, the Group held £401 million of net financial instruments at fair value within level 3. This represents less than 0.5 per cent of the total fair valued financial assets net of financial liabilities of the continuing operations.

Included within these net assets and liabilities are policy loans of £2,799 million at 30 June 2019 measured as the loan outstanding balance, plus accrued investment income, attached to acquired REALIC business and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,953 million at 30 June 2019 is also classified within level 3. The fair value of the liabilities is equal to the fair value of the underlying assets held as collateral, which primarily consist of policy loans and debt securities. The assets and liabilities broadly offset and therefore their movements have minimal impact on shareholders' profit and equity.

Excluding the loans and funds withheld liability under REALIC's reinsurance arrangements as described above, which amounted to a net liability of £154 million, the level 3 fair valued financial assets net of financial liabilities were a net asset of £555 million, which are all externally valued and comprise the following:

  –
  Other financial investments of £1,006 million consisting primarily of private equity limited partnerships held by Jackson, which are externally valued in accordance with International Private Equity and Venture Capital Association guidelines using management information available for these investments; and
  –
  Offset by net derivative liabilities of £451 million, which are valued externally using the discounted cash flow method in line with standard market practices but are subject to a further independent assessment against external counterparties' valuations.

Of the net asset of £555 million referred to above:

  –
  A net asset of £159 million is held by the Group's Asia participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments; and
  –
  A net asset of £396 million is held to support non-linked shareholder-backed business. All of these instruments are externally valued and are therefore inherently less subjective than internal valuations. If the value of all these Level 3 financial instruments decreased by 10 per cent, the change in valuation would be £40 million, which would reduce shareholders' equity by this amount before tax. All of this amount would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of adjusted IFRS operating profit based on longer-term investment returns.

(e)
Transfers into and transfers out of levels

The Group's policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During half year 2019, the transfers between levels within the Group's portfolio, excluding those held by the Group's discontinued UK and Europe operations, were primarily transfers from level 1 to level 2 of £131 million and transfers from level 2 to level 1 of £618 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observed valuation inputs and in certain cases, the change in the level of trading activities of the securities. There were no transfers into and out of level 3 in the period.

C3.2  Debt securities

This note provides analysis of the Group's debt securities, including asset-backed securities and sovereign debt securities.

With the exception of certain debt securities for US insurance operations classified as 'available-for-sale' under IAS 39 as disclosed in notes C3.2 (b) to (d) below, the Group's debt securities are carried at fair value through profit or loss.

The analysis of the Group's debt securities at 30 June 2019 below excludes those of the Group's UK and Europe operations which are classified as held for distribution. In line with IFRS requirements, the comparatives have not been re-presented for the assets and liabilities classified for held for distribution in the current period. An analysis of the credit ratings of the debt securities held by the UK and Europe operations at 30 June 2019 is provided in note D2.2.

(a)
Credit rating

Debt securities are analysed below according to external credit ratings issued, with equivalent ratings issued by different ratings agencies grouped together. Standard & Poor's ratings have been used where available, if this isn't the case Moody's and then Fitch have been used as alternatives. For the US, NAIC ratings have also been used where relevant (as shown in 'Other' in the tables below). In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB– ratings. Financial assets which fall outside this range are classified as below BBB–.

	30 Jun 2019 £m
	AAA	AA+ to AA–	A+ to A–	BBB+ to BBB–	Below BBB–	Other (including NAIC rated)	Total

Asia
With-profits	3,131	14,977	4,688	4,621	2,016	2,630	32,063
Unit-linked	405	196	458	1,502	378	664	3,603
Non-linked shareholder-backed	1,072	4,155	4,458	3,287	2,493	1,371	16,836
Asset management	12	-	37	-	-	-	49
US
Non-linked shareholder-backed	1,189	7,984	11,527	15,068	1,579	7,917	45,264
Other operations	510	1,144	129	20	50	7	1,860

Total debt securities	6,319	28,456	21,297	24,498	6,516	12,589	99,675

	31 Dec 2018 £m
	AAA	AA+ to AA–	A+ to A–	BBB+ to BBB–	Below BBB–	Other (including NAIC rated)	Total

Asia
With-profits	2,873	12,379	4,142	3,760	1,747	2,303	27,204
Unit-linked	817	100	492	1,431	426	715	3,981
Non-linked shareholder-backed	1,034	3,552	3,717	2,934	2,202	1,144	14,583
Asset management	11	-	60	-	-	-	71
US
Non-linked shareholder-backed	678	7,383	10,286	14,657	1,429	7,161	41,594
Other operations	619	1,089	151	41	49	18	1,967

Total continuing operations	6,032	24,503	18,848	22,823	5,853	11,341	89,400

Total discontinued UK and Europe operations*	10,938	18,204	18,645	19,728	3,444	14,997	85,956

Total debt securities	16,970	42,707	37,493	42,551	9,297	26,338	175,356

*
Classified as discontinued operations at 30 June 2019 (as described in note A2).

Securities for continuing operations with credit ratings classified as 'Other' can be further analysed as follows. Refer to note D2.2 for details on securities with ratings classified as 'Other' for discontinued operations.

	2019 £m	2018 £m

Asia	30 Jun	31 Dec

Government bonds	37	36
Corporate bonds – rated as investment grade by local external ratings agencies	1,215	978
Other	119	130

Total Asia non-linked shareholder-backed other debt securities	1,371	1,144

	2019 £m			2018 £m

US	Mortgage -backed securities	Other securities	30 Jun	31 Dec

Implicit ratings of other US debt securities based on NAIC* valuations (see below)
NAIC 1	2,184	3,337	5,521	5,006
NAIC 2	-	2,357	2,357	2,118
NAIC 3-6	3	36	39	37

Total US other debt securities†	2,187	5,730	7,917	7,161

*
The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.
†
Mortgage-backed securities totalling £2,003 million at 30 June 2019 have credit ratings issued by Standard & Poor's of BBB- or above and hence are designated as investment grade. Other securities totalling £5,694 million at 30 June 2019 with NAIC ratings 1 or 2 are also designated as investment grade.

The credit ratings, information or data contained in this report which are attributed and specifically provided by S&P, Moody's and Fitch Solutions and their respective affiliates and suppliers ('Content Providers') is referred to here as the 'Content'. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability an investment or security and should not be relied on as investment advice.

(b)  Additional analysis of US insurance operations debt securities

	2019 £m	2018 £m

	30 Jun	31 Dec

Corporate and government security and commercial loans:
Government	6,094	5,465
Publicly traded and SEC Rule 144A securities*	27,419	26,196
Non-SEC Rule 144A securities	7,293	6,329
Asset backed securities (see note (e))	4,458	3,604

Total US debt securities†	45,264	41,594

*
A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
†
Debt securities for US operations included in the statement of financial position comprise:

	2019 £m	2018 £m

	30 Jun	31 Dec

Available-for-sale	44,178	40,849
Fair value through profit and loss	1,086	745

	45,264	41,594

Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

(c)
Movements in unrealised gains and losses on Jackson available-for-sale securities

The movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised loss of £414 million to a net unrealised gain of £2,247 million as analysed in the table below.

	30 Jun 2019 £m	Foreign exchange translation†	Changes in unrealised appreciation	31 Dec 2018 £m

	Reflected as part of movement in other comprehensive income

Assets fair valued at below book value
Book value*	2,339			25,330
Unrealised gain (loss)	(49)	14	862	(925)

Fair value (as included in statement of financial position)	2,290			24,405

Assets fair valued at or above book value
Book value*	39,592			15,933
Unrealised gain (loss)	2,296	30	1,755	511

Fair value (as included in statement of financial position)	41,888			16,444

Total
Book value*	41,931			41,263
Net unrealised gain (loss)	2,247	44	2,617	(414)

Fair value (as included in the footnote above in the overview table and the statement of financial position)	44,178			40,849

*
Book value represents cost/amortised cost of the debt securities.
†
Translated at the average rate of US$1.2939: £1.00.
(d)
US debt securities classified as available-for-sale in an unrealised loss position

(i)  Fair value of securities as a percentage of book value

The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2019 £m		31 Dec 2018 £m

	Fair value	Unrealised loss	Fair value	Unrealised loss

Between 90% and 100%	2,221	(32)	23,662	(809)
Between 80% and 90%	38	(5)	707	(104)
Below 80%	31	(12)	36	(12)

Total	2,290	(49)	24,405	(925)

(ii)  Unrealised losses by maturity of security

	2019 £m	2018 £m
	30 Jun	31 Dec

1 year to 5 years	(2)	(72)
5 years to 10 years	(10)	(436)
More than 10 years	(19)	(372)
Mortgage-backed and other debt securities	(18)	(45)

Total	(49)	(925)

(iii)  Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2019 £m			31 Dec 2018 £m
Age analysis	Non- investment grade	Investment grade*	Total	Non- investment grade	Investment grade*	Total

Less than 6 months	(1)	(4)	(5)	(20)	(141)	(161)
6 months to 1 year	(1)	(13)	(14)	(22)	(440)	(462)
1 year to 2 years	(1)	(9)	(10)	(10)	(142)	(152)
2 years to 3 years	-	(10)	(10)	-	(123)	(123)
More than 3 years	-	(10)	(10)	(2)	(25)	(27)

	(3)	(46)	(49)	(54)	(871)	(925)

*
For Standard and Poor, Moody's and Fitch rated debt securities, those with ratings range from AAA to BBB- are designated as investment grade. For NAIC rated debt securities, those with ratings 1 or 2 are designated as investment grade.

Further, the following table shows the age analysis of the securities whose fair values were below 80 per cent of the book value:

	30 Jun 2019 £m		31 Dec 2018 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss

Less than 3 months	26	(10)	32	(10)
3 months to 6 months	5	(2)	2	(1)
More than 6 months	-	-	2	(1)

	31	(12)	36	(12)

(e)
Asset-backed securities

The Group's holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 30 June 2019 are as follows:

	2019 £m	2018 £m
	30 Jun	31 Dec

Asia operations:note (i)
Shareholder-backed business	126	121
With-profits business	256	235
US operationsnote (ii)	4,458	3,604
Other operationsnote (iii)	315	445

Total for continuing operations	5,155	4,405

Total for discontinued UK and Europe operations*		6,676

Group total		11,081

*
Classified as discontinued operations at 30 June 2019 (as described in note A2).

Notes

(i)
The Asia operations' exposure to asset-backed securities for the shareholder-backed business and with-profits business at 30 June 2019, is 100 per cent (31 December 2018: 99.8 per cent) investment grade.

(ii)
US operations' exposure to asset-backed securities comprises:

	2019 £m	2018 £m
	30 Jun	31 Dec

RMBS
Sub-prime (30 Jun 2019: 2% AAA, 5% AA, 2% A)	88	96
Alt-A (30 Jun 2019: 17% AAA, 34% A)	101	105
Prime including agency (2019: 39% AAA, 45% AA, 7% A)	579	441
CMBS (30 Jun 2019: 78% AAA, 16% AA, 3% A)	2,266	1,945
CDO funds (30 Jun 2019: 37% AAA, 33% AA, 30% A), including £nil exposure to sub-prime	353	13
Other ABS (30 Jun 2019: 15% AAA, 16% AA, 52% A), including £59 million exposure to sub-prime	1,071	1,004

Total (30 Jun 2019: 52% AAA, 21% AA, 18% A)	4,458	3,604

(iii)
Other operations' exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £315 million held at 30 June 2019, 100 per cent (31 December 2018: 99 per cent) are graded AAA.

(f)
Group sovereign debt and bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 30 June 2019 are analysed as follows:

Exposure to sovereign debts

	30 Jun 2019 £m		31 Dec 2018 £m
	Shareholder- backed business	With- profits funds	Shareholder- backed business	With- profits funds

Total Eurozone	-	-	378	440
United Kingdom	988	-	3,226	3,013
United States*	6,410	12,925	5,647	11,858
Indonesia	295	-	282	-
Singapore	132	1,719	164	1,658
Thailand	1,106	-	921	-
Vietnam	1,186	-	1,871	-
Other Asia	1,925	944	1,779	866
Other	98	25	125	221

Total	12,140	15,613	14,393	18,056

Analysed as:
Total from continuing operations			11,658	13,144
Total from discontinued UK and Europe operations†			2,735	4,912

			14,393	18,056

*
The exposure to the United States sovereign debt comprises holdings of the US and Asia insurance operations.
†
Classified as discontinued operations at 30 June 2019 (as described in note A2).

Exposure to bank debt securities

	30 Jun 2019 £m					2018 £m
						31 Dec
	Senior debt	Subordinated debt
					Group total	Group total
Shareholder-backed business	Total	Tier 1	Tier 2	Total

Spain	70	-	-	-	70	106
France	142	-	9	9	151	156
Germany	30	-	12	12	42	125
Netherlands	56	-	3	3	59	73
Other Eurozone	-	-	-	-	-	17

Total Eurozone	298	-	24	24	322	477
United Kingdom	598	8	95	103	701	1,346
United States	2,354	1	31	32	2,386	2,667
Asia	248	114	312	426	674	592
Other	470	-	75	75	545	645

Total	3,968	123	537	660	4,628	5,727

Analysed as:
Total from continuing operations						4,640
Total from discontinued UK and Europe operations*						1,087

						5,727

With-profits funds
Italy	-	-	-	-	-	38
Spain	2	-	-	-	2	17
France	7	-	27	27	34	352
Germany	-	-	47	47	47	229
Netherlands	8	-	10	10	18	266
Other Eurozone	-	-	-	-	-	74

Total Eurozone	17	-	84	84	101	976
United Kingdom	31	2	82	84	115	2,194
United States	16	1	3	4	20	2,730
Asia	279	363	299	662	941	1,015
Other	59	-	142	142	201	1,810

Total	402	366	610	976	1,378	8,725

Analysed as:
Total from continuing operations						1,287
Total from discontinued UK and Europe operations*						7,438

						8,725

*
Classified as discontinued operations at 30 June 2019 (as described in note A2).

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables above exclude the proportionate share of sovereign debt holdings of the Group's joint venture operations.

C3.3  Loans portfolio

(a)
Overview of loans portfolio

Loans are principally accounted for at amortised cost, net of impairment except for certain policy loans of the US insurance operations that are held to back liabilities for funds withheld under reinsurance arrangements and are also accounted on a fair value basis.

The analysis of the Group's loan portfolio at 30 June 2019 below excludes those of the Group's UK and Europe operations which are classified as held for distribution. An analysis of the loan portfolio held by the UK and Europe operations at 30 June 2019 is provided in note D2.2. In line with IFRS requirements, the comparatives have not been re-presented for the assets and liabilities classified for held for distribution in the current period.

The amounts included in the statement of financial position are analysed as follows:

	30 Jun 2019 £m				31 Dec 2018 £m
	Mortgage loans note (i)	Policy loans note (ii)	Other loans	Total	Mortgage loans note (i)	Policy loans note (ii)	Other loans	Total

Asia
With-profits	-	783	63	846	-	727	65	792
Non-linked shareholder-backed	140	233	15	388	156	226	203	585
US
Non-linked shareholder-backed	7,587	3,686	-	11,273	7,385	3,681	-	11,066
Other operations	-	-	6	6	-	-	-	-

Total continuing operations	7,727	4,702	84	12,513	7,541	4,634	268	12,443

Total discontinued UK and Europe operationsnote (iii)					4,116	3	1,448	5,567

Total loans securities					11,657	4,637	1,716	18,010

Notes

(i)
All mortgage loans are secured by properties.
(ii)
In the US, £2,799 million of policy loans held at 30 June 2019 (31 December 2018: £2,783 million) are backing liabilities for funds withheld under reinsurance arrangements and are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.
(iii)
The amounts held by the UK and Europe operations were transferred to assets held for distribution at 30 June 2019 (see note D2.2).

(b)
Additional information on US mortgage loans

In the US, mortgage loans are all commercial mortgage loans that are secured by the following property types: industrial, multi-family residential, suburban office, retail or hotel. The average loan size is £14.7 million (31 December 2018: £14.0 million). The portfolio has a current estimated average loan to value of 53 per cent (31 December 2018: 53 per cent).

Jackson had no mortgage loans where the contractual terms of the agreements had been restructured for all periods shown.

C4      Policyholder liabilities and unallocated surplus

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group's statement of financial position.

The analysis below excludes the movement for UK and Europe operations which are classified as held for distribution as at 30 June 2019. The balances of the discontinued UK and Europe operations are removed from the opening balance. An analysis of the movement in policyholder liabilities and unallocated surplus of with-profits funds held by the UK and Europe operations at 30 June 2019 is provided in note D2.2.

C4.1  Group overview

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Half year 2019 £m
	Asia note C4.2	US note C4.3	UK and Europe note D2.2	Total

At 1 January 2019	82,763	185,600	164,889	433,252

Comprising:

- Policyholder liabilities on the consolidated statement of financial position	72,107	185,600	151,555	409,262
(excludes £39 million classified as unallocated to a segment)note (a)
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,511	-	13,334	15,845
- Group's share of policyholder liabilities of joint ventures and associatenote (b)	8,145	-	-	8,145

Reclassification of UK and Europe liabilities as held for distribution	-	-	(164,889)	(164,889)
Net flows:
Premiums	7,574	7,060	-	14,634
Surrenders	(1,531)	(6,398)	-	(7,929)
Maturities/deaths	(989)	(1,348)	-	(2,337)

Net flows	5,054	(686)	-	4,368
Shareholders' transfers post tax	(38)	-	-	(38)
Investment-related items and other movements	6,142	16,838	-	22,980
Foreign exchange translation differences	676	400	-	1,076

At 30 June 2019	94,597	202,152	-	296,749

Comprising:

- Policyholder liabilities on the consolidated statement of financial position	82,969	202,152	-	285,121
(excludes £47 million classified as unallocated to a segment)note (a)
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,944	-	-	2,944
- Group's share of policyholder liabilities of joint ventures and associatenote (b)	8,684	-	-	8,684

	Half year 2018 £m
	Asia note C4.2	US note C4.3	UK and Europe note D2.2	Total

At 1 January 2018	73,839	180,724	181,066	435,629

Comprising:

- Policyholder liabilities on the consolidated statement of financial position	62,898	180,724	167,589	411,211
(excludes £32 million classified as unallocated to a segment)
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,474	-	13,477	16,951
- Group's share of policyholder liabilities of joint ventures and associatenote (b)	7,467	-	-	7,467

Reclassification of reinsured UK annuity contracts as held for sale	-	-	(12,002)	(12,002)
Net flows:
Premiums	6,247	7,111	6,964	20,322
Surrenders	(1,547)	(5,953)	(3,446)	(10,946)
Maturities/deaths	(838)	(1,076)	(3,499)	(5,413)

Net flows	3,862	82	19	3,963
Shareholders' transfers post tax	(27)	-	(127)	(154)
Investment-related items and other movements	(1,349)	(103)	(801)	(2,253)
Foreign exchange translation differences	690	4,447	17	5,154

At 30 June 2018	77,015	185,150	168,172	430,337

Comprising:

- Policyholder liabilities on the consolidated statement of financial position	65,640	185,150	154,655	405,445
(excludes £37 million classified as unallocated to a segment)note (a)
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,766	-	13,517	17,283
- Group's share of policyholder liabilities of joint ventures and associatenote (b)	7,609	-	-	7,609

Average policyholder liability balancesnote (c)
Half year 2019	85,953	193,876	-	279,829
Half year 2018	71,807	182,937	161,122	415,866

Notes

(a)
The policyholder liabilities of the Asia insurance operations at 30 June 2019 of £82,969 million (30 June 2018: £65,640 million) are after deducting the intra-group reinsurance liabilities ceded by the UK and Europe insurance operations of £1,108 million (30 June 2018: £1,181 million) to the Hong Kong with-profits business. Including this amount, total Asia policyholder liabilities are £84,077 million (30 June 2018: £66,821 million).
(b)
The Group's investment in joint ventures and associate are accounted for on an equity method basis in the Group's statement of financial position. The Group's share of the policyholder liabilities as shown above relates to life businesses in China, India and of the Takaful business in Malaysia.
(c)
Averages have been based on opening and closing balances, adjusted for acquisitions, disposals and corporate transactions arising in the period, and exclude unallocated surplus of with-profits funds.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the period but exclude liabilities that have not been allocated to a reporting segment. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges. Claims (surrenders, maturities and deaths) represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii)
Analysis of movements in policyholder liabilities for shareholder-backed business

	Half year 2019 £m
	Asia	US	UK and Europe	Total

At 1 January 2019	40,597	185,600	40,760	266,957
Reclassification of UK and Europe liabilities as held for distribution	-	-	(40,760)	(40,760)
Net flows:
Premiums	3,923	7,060	-	10,983
Surrenders	(1,324)	(6,398)	-	(7,722)
Maturities/deaths	(439)	(1,348)	-	(1,787)

Net flowsnote	2,160	(686)	-	1,474
Investment-related items and other movements	1,623	16,838	-	18,461
Foreign exchange translation differences	340	400	-	740

At 30 June 2019	44,720	202,152	-	246,872

Comprising:

- Policyholder liabilities on the consolidated statement of financial position	36,036	202,152	-	238,188
(excludes £47 million classified as unallocated to a segment)
- Group's share of policyholder liabilities relating to joint ventures and associate	8,684	-	-	8,684

	Half year 2018 £m
	Asia	US	UK and Europe	Total

At 1 January 2018	37,402	180,724	56,367	274,493
Reclassification of reinsured UK annuity contracts as held for sale	-	-	(12,002)	(12,002)
Net flows:
Premiums	3,266	7,111	681	11,058
Surrenders	(1,383)	(5,953)	(1,200)	(8,536)
Maturities/deaths	(420)	(1,076)	(1,294)	(2,790)

Net flowsnote	1,463	82	(1,813)	(268)
Investment-related items and other movements	(718)	(103)	(236)	(1,057)
Foreign exchange translation differences	1	4,447	-	4,448

At 30 June 2018	38,148	185,150	42,316	265,614

Comprising:

- Policyholder liabilities on the consolidated statement of financial position	30,539	185,150	42,316	258,005
(excludes £37 million classified as unallocated to a segment)
- Group's share of policyholder liabilities relating to joint ventures and associate	7,609	-	-	7,609

Notes

Including net flows of the Group's insurance joint ventures and associate.

(iii)
Movement in insurance contract liabilities and unallocated surplus of with-profits funds

Further analysis of the movement in the period of the Group's gross contract liabilities, reinsurer's share of insurance contract liabilities and unallocated surplus of with-profits funds (excluding those held by joint ventures and associate) is provided below:

	Contract liabilities £m	Reinsurer's share of insurance contract liabilities £m	Unallocated surplus of with-profits funds £m

At 1 January 2019	409,301	(11,144)	15,845
Removal of opening balances relating to the discontinued UK and Europe insurance operationsnote (a)	(151,555)	1,703	(13,334)
Income and expense included in the income statement	26,274	(680)	506
Other movementsnote (b)	41	-	(90)
Foreign exchange translation differences	1,107	(30)	17

At 30 June 2019	285,168	(10,151)	2,944

Notes

(a)
The balances of the discontinued UK and Europe operations are removed from the opening balances to show the underlying movement from continuing operations (as described in note A2). The £1,703 million of reinsurer's share of insurance contract liabilities in the table above excluded the intra-group reinsurance assets of £1,109 million for the with-profits business ceded to the Asia insurance operations, which were eliminated on consolidation at 1 January 2019. An analysis of the movement in policyholder liabilities and unallocated surplus of with-profits funds held by the UK and Europe operations at 30 June 2019 is provided in note D2.2.
(b)
Other movements include premiums received and claims paid on investment contracts without discretionary participating features, which are taken directly to the statement of financial position in accordance with IAS 39.

The total charge for benefit and claims shown in the income statement from continuing operations comprises the amounts shown as 'income and expense included in the income statement' in the table above together with claims paid of £11,037 million in the period net of amounts attributable to reinsurers of £(466) million.

C4.2  Asia insurance operations

	Half year 2019 £m
	With-profits business	Unit-linked liabilities	Other business	Total

At 1 January 2019	42,166	20,182	20,415	82,763
Comprising:

- Policyholder liabilities on the consolidated statement of financial positionnote (v)	39,655	16,368	16,084	72,107
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,511	-	-	2,511
- Group's share of policyholder liabilities relating to joint ventures and associatenote (i)	-	3,814	4,331	8,145

Premiums:
New business	594	775	912	2,281
In-force	3,057	932	1,304	5,293

	3,651	1,707	2,216	7,574
Surrendersnote (ii)	(207)	(1,070)	(254)	(1,531)
Maturities/deaths	(550)	(69)	(370)	(989)

Net flows	2,894	568	1,592	5,054
Shareholders' transfers post tax	(38)	-	-	(38)
Investment-related items and other movementsnote (iii)	4,519	582	1,041	6,142
Foreign exchange translation differencesnote (iv)	336	172	168	676

At 30 June 2019	49,877	21,504	23,216	94,597

Comprising:

- Policyholder liabilities on the consolidated statement of financial positionnote (v)	46,933	17,594	18,442	82,969
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,944	-	-	2,944
- Group's share of policyholder liabilities relating to joint ventures and associatenote (i)	-	3,910	4,774	8,684

	Half year 2018 £m

At 1 January 2018	36,437	20,027	17,375	73,839
Comprising:

- Policyholder liabilities on the consolidated statement of financial position	32,963	16,263	13,672	62,898
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,474	-	-	3,474
- Group's share of policyholder liabilities relating to joint ventures and associatenote (i)	-	3,764	3,703	7,467

Premiums:
New business	432	870	435	1,737
In-force	2,549	841	1,120	4,510

	2,981	1,711	1,555	6,247
Surrendersnote (ii)	(164)	(1,071)	(312)	(1,547)
Maturities/deaths	(418)	(93)	(327)	(838)

Net flows	2,399	547	916	3,862
Shareholders' transfers post tax	(27)	-	-	(27)
Investment-related items and other movementsnote (iii)	(631)	(652)	(66)	(1,349)
Foreign exchange translation differencesnote (iv)	689	(142)	143	690

At 30 June 2018	38,867	19,780	18,368	77,015

Comprising:

- Policyholder liabilities on the consolidated statement of financial positionnote (v)	35,101	16,094	14,445	65,640
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,766	-	-	3,766
- Group's share of policyholder liabilities relating to joint ventures and associatenote (i)	-	3,686	3,923	7,609

Average policyholder liability balancesnote (vi)
Half year 2019	43,294	20,843	21,816	85,953
Half year 2018	34,032	19,903	17,872	71,807

Notes

(i)
The Group's investment in joint ventures and associate are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the life business in China, India and of the Takaful business in Malaysia.
(ii)
The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 3.3 per cent in the first half of 2019 (half year 2018: 3.7 per cent).
(iii)
Investment-related items and other movements in the first half of 2019 primarily represent equity market gains from the with-profits business and falls in bond yields during the period in a number of business units.
(iv)
Movements in the period have been translated at the average exchange rates for the period ended 30 June 2019. The closing balance has been translated at the closing spot rates as at 30 June 2019. Differences upon retranslation are included in foreign exchange translation differences.

(v)
The policyholder liabilities at 30 June 2019 is after deducting the intra-group reinsurance liabilities ceded by the UK and Europe insurance operations of £1,108 million (30 June 2018: £1,181 million) for the with-profits business. Including this amount the Asia total policyholder liabilities are £84,077 million (30 June 2018: £66,821 million).
(vi)
Averages have been based on opening and closing balances, adjusted for any acquisitions, disposals and corporate transactions arising in the period, and exclude unallocated surplus of with-profits funds.

C4.3  US insurance operations

	Half year 2019 £m
	Variable annuity separate account liabilities	Fixed annuity, GICs and other business	Total

At 1 January 2019	128,220	57,380	185,600
Premiums	4,661	2,399	7,060
Surrenders	(4,643)	(1,755)	(6,398)
Maturities/deaths	(604)	(744)	(1,348)

Net flowsnote (ii)	(586)	(100)	(686)
Transfers from general to separate account	492	(492)	-
Investment-related items and other movementsnote (iii)	16,800	38	16,838
Foreign exchange translation differencesnote (i)	369	31	400

At 30 June 2019	145,295	56,857	202,152

	Half year 2018 £m
	Variable annuity separate account liabilities	Fixed annuity, GICs and other business	Total

At 1 January 2018	130,528	50,196	180,724
Premiums	5,528	1,583	7,111
Surrenders	(4,225)	(1,728)	(5,953)
Maturities/deaths	(540)	(536)	(1,076)

Net flowsnote (ii)	763	(681)	82
Transfers from general to separate account	387	(387)	-
Investment-related items and other movements	582	(685)	(103)
Foreign exchange translation differencesnote (i)	3,286	1,161	4,447

At 30 June 2018	135,546	49,604	185,150

Average policyholder liability balancesnote (iv)
Half year 2019	136,757	57,119	193,876
Half year 2018	133,037	49,900	182,937

Notes

(i)
Movements in the period have been translated at an average rate of US$1.29: £1.00 (30 June 2018: US$1.38: £1.00). The closing balances have been translated at closing rate of US$1.27: £1.00 (31 December 2018: US$1.27: £1.00). Differences upon retranslation are included in foreign exchange translation differences.
(ii)
Net outflows in the first half of 2019 were £686 million (first half of 2018 inflows: £82 million) with net outflows from the variable annuity business following lower sales in the period offset by higher sales of other business in line with the intention to diversify the US product mix. The net outflow for other business in half year 2019 included annuity payments relating to the John Hancock business which was acquired in the fourth quarter of 2018.
(iii)
Positive investment-related items and other movements in variable annuity separate account liabilities of £16,800 million for the first half of 2019 represent positive separate account return mainly following the increase in the US equity market in the period.
(iv)
Averages have been based on opening and closing balances.

C5      Intangible assets

The analysis of intangible assets below excludes the UK and Europe operations which are classified as held for distribution as at 30 June 2019. In line with IFRS requirements, the comparatives have not been re-presented. For the analysis of movements during the period, the balances of the discontinued UK and Europe operations are removed from the opening balance.

C5.1      Goodwill

Goodwill shown on the statement of financial position at 30 June 2019 is wholly attributable to shareholders and represents amounts allocated to entities in Asia in respect of both acquired asset management and life businesses.

	2019 £m	2018 £m
	30 Jun	31 Dec

Carrying value at beginning of period	1,857	1,482
Reclassification to held for distributionnote D2.2	(1,359)	-
Additions in the period	-	376
Disposals/reclassifications to held for sale	-	(10)
Exchange differences	12	9

Carrying value at end of period	510	1,857

C5.2      Deferred acquisition costs and other intangible assets

	2019 £m	2018 £m
	30 Jun	31 Dec

Deferred acquisition costs and other intangible assets attributable to shareholders:
From continuing operations	12,601	11,672
From discontinued operations*	-	112

Total	12,601	11,784
Other intangible assets, including computer software, attributable to with-profits funds:
From continuing operations	58	56
From discontinued operations*	-	83

Total	58	139

Total of deferred acquisition costs and other intangible assets	12,659	11,923

*
Classified as discontinued operations at 30 June 2019 (as described in note A2).

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2019 £m	2018 £m
	30 Jun	31 Dec

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	10,326	10,017
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	27	78

Deferred acquisition costs related to insurance and investment contracts	10,353	10,095

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	31	34
Distribution rights and other intangibles	2,217	1,655

Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders	2,248	1,689

Total of deferred acquisition costs and other intangible assetsnote (a)	12,601	11,784

Notes

(a)
Total deferred acquisition costs and other intangible assets can be further analysed by business operations as follows:

	2019 £m						2018 £m
	Deferred acquisition costs
	Asia insurance	US insurance*	UK and Europe insurance	All asset management	PVIF and other intangibles†	30 Jun Total	31 Dec Total

Balance at 1 January:	1,264	8,727	86	18	1,689	11,784	10,866
Reclassification to held for distribution	-	-	(86)	(18)	(8)	(112)	-
Additions‡	198	285	-	-	652	1,135	1,248
Amortisation to the income statement:note (c)

Adjusted IFRS operating profit based on longer-term investment returns	(91)	(94)	-	-	(102)	(287)	(1,024)
Non-operating profit	-	476	-	-	-	476	(118)

	(91)	382	-	-	(102)	189	(1,142)
Disposals and transfers	-	-	-	-	(5)	(5)	(14)
Exchange differences and other movements	12	8	-	-	22	42	580
Amortisation of DAC related to net unrealised valuation movements on the US insurance operation's available-for-sale securities recognised within other comprehensive income	-	(432)	-	-	-	(432)	246

Balance at 30 June	1,383	8,970	-	-	2,248	12,601	11,784

*
Under the Group's application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of the US insurance operation's products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits which are determined using an assumption for long-term investment returns for the separate account of 7.4 per cent (full year 2018: 7.4 per cent) (gross of asset management fees and other charges to policyholders, but net of external fund management fees). The amounts included in the income statement and other comprehensive income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group's supplementary analysis of profit and other comprehensive income by reference to the underlying items.

†
PVIF and other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential's insurance products for a fixed period of time. Software rights include amounts reclassified as held for distribution of negative £6 million, additions of £16 million, amortisation of £15 million, disposals of £2 million and a balance at 30 June 2019 of £55 million.

‡
In January 2019, the Group renewed its regional strategic bancassurance alliance with United Overseas Bank Limited (UOB). The new agreement extends the original alliance, which commenced in 2010, to 2034 and increases the geographical scope to include a fifth market, Vietnam, alongside the existing markets of Singapore, Malaysia, Thailand and Indonesia. As part of this transaction, Prudential has agreed to pay UOB an initial fee of £662 million (translated using a Singapore dollar: £ foreign exchange rate of 1.7360) for distribution rights which are not dependent on future sales volumes. This amount is paid in three instalments of £230 million in February 2019, £331 million in January 2020 and £101 million in January 2021. After allowing for discounting, the amount included in additions in the table above is £630 million.

(b)
The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2019 £m	2018 £m
	30 Jun	31 Dec

Variable annuity business	9,118	8,477
Other business	341	299
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)*	(489)	(49)

Total DAC for US operations	8,970	8,727

*
A loss of £(432) million (31 December 2018: a gain of £246 million) for shadow DAC amortisation is booked within other comprehensive income to reflect the impact from the positive unrealised valuation movement for half year 2019 of £2,617 million (31 December 2018: negative unrealised valuation movement of £(1,617) million). These adjustments reflect the movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 30 June 2019, the cumulative shadow DAC balance as shown in the table above was negative £(489) million (31 December 2018: negative £(49) million).
(c)
Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in both adjusted IFRS operating profit based on longer-term investment returns and short-term fluctuations in investment returns. The amortisation charge to adjusted IFRS operating profit based on longer-term investment returns in a reporting period comprises:

  –
  A core amount that reflects a relatively stable proportion of underlying premiums or profit; and
  –
  An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique (which is used for moderating the effect of short-term volatility in investment returns) are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In the first half of 2019, the DAC amortisation charge for adjusted IFRS operating profit based on longer-term investment returns was determined after including a credit for decelerated amortisation of £148 million (half year 2018 charge for accelerated: £(42) million). The deceleration arising in the first half of 2019 reflects a mechanical decrease in the projected separate account return for the next five years under the mean-reversion technique. Under this technique the projected level of return for each of the next five years is adjusted so that in combination with the actual rates of return for the preceding three years (including the current period) the assumed long-term annual separate account return of 7.4 per cent is realised on average over the entire eight-year period. The deceleration in DAC amortisation in the first half of 2019 is driven both by the actual separate account return in the period being higher than that assumed and by the higher than expected return in 2016 falling out of the eight-year period.

The application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. At 30 June 2019, it would take approximate movements in separate account values of more than either negative 35 per cent or positive 30 per cent for mean reversion assumption to move outside the corridor.

C6     Borrowings

C6.1  Core structural borrowings of shareholder-financed businesses

	2019 £m	2018 £m
	30 Jun	31 Dec

Holding company operations:note (i)
Subordinated debt with no option to substitute to M&GPrudential:
US$250m 6.75% Notes (Tier 1)note (ii)	196	196
US$300m 6.5% Notes (Tier 1)note (ii)	236	235
US$550m 7.75% Notes (Tier 1)	-	-

Perpetual Subordinated Capital Securities (Tier 1)	432	431

US$700m 5.25% Notes (Tier 2)	550	550
US$1,000m 5.25% Notes (Tier 2)	781	780
US$725m 4.375% Notes (Tier 2)	566	565
US$750m 4.875% Notes (Tier 2)	584	583

Perpetual Subordinated Capital Securities (Tier 2)	2,481	2,478

€20m Medium Term Notes 2023 (Tier 2)	18	18
£435m 6.125% Notes 2031 (Tier 2)	431	431
£400m 11.375% Notes 2039 (Tier 2)note (iii)	-	399

Subordinated notes (Tier 2)	449	848

Subordinated debt total	3,362	3,757
Senior debt:note (iv)
£300m 6.875% Bonds 2023	295	294
£250m 5.875% Bonds 2029	224	223
Bank loannote (v)	275	275

Total debt before amounts capable of being substituted to M&GPrudentialnote (vii)	4,156	4,549

Subordinated debt capable of being substituted to M&GPrudential as at 30 Jun 2019:
£600m 5.56% (30 Jun and 31 Dec 2018: 5.0%) Notes 2055 (Tier 2)note (vi)	642	591
£700m 6.34% (30 Jun and 31 Dec 2018: 5.7%) Notes 2063 (Tier 2)note (vi)	814	696
£750m 5.625% Notes 2051 (Tier 2)	744	743
£500m 6.25% Notes 2068 (Tier 2)	498	498
US$500m 6.5% Notes 2048 (Tier 2)	391	391

Total subordinated debt capable of being substituted to M&GPrudential as at 30 Jun 2019note (vii)	3,089	2,919

Holding company total	7,245	7,468
Prudential Capital bank loannote (v)	-	-
Jackson US$250m 8.15% Surplus Notes 2027note (viii)	196	196

Total (per condensed consolidated statement of financial position)	7,441	7,664

Notes

(i)
The debt tier classifications used are consistent with the treatment of capital for regulatory purposes under the Solvency II regime. The Group has designated US$3,725 million (31 December 2018: US$3,725 million) of its US dollar denominated subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.
(ii)
These borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.
(iii)
In May 2019, the Company redeemed its £400 million 11.375 per cent Tier 2 subordinated notes.
(iv)
The senior debt ranks above subordinated debt in the event of liquidation. In 2018, as part of its preparation to demerge M&GPrudential, the Group made certain modifications to the terms and conditions of the senior bonds with bondholders' consent. The amendment to the terms and conditions will avoid an event of a technical default on the bonds, should the proposed demerger proceed. The fees paid to bondholders have been adjusted to the carrying value of the bonds and will be amortised in subsequent periods. No other adjustments were made to the carrying value of the debt as a result of the modification.

(v)
The bank loan of £275 million is drawn at a cost of 12-month GBP LIBOR plus 0.33 per cent. The loan, held by Prudential Capital at 30 June 2018, was renewed in December 2018 with Prudential plc being the new holder. The loan matures on 20 December 2022 with an option to repay annually.
(vi)
In the first half of 2019, the Group agreed with the holders of these two subordinated debt instruments that, in return for an increase in the coupon of the two instruments and upfront fees totalling £141 million for both instruments, they would permit the substitution of M&GPrudential as the issuer of the instruments, together with other modifications of terms to ensure the debt meet the requirements of Solvency II. In accordance with IAS 39, this has been accounted for as an extinguishment of the old debt and the issuance of new debt, recognised at fair value. The loss arising from this revaluation has been treated as an expense attributable to the M&GPrudential segment (see note D2.1). The £141 million of upfront fees have been paid by Prudential plc and have been treated as a non-operating expense.
(vii)
The annualised interest of debt that is not capable of being substituted to M&GPrudential, using coupon rates and exchange rates at 30 June 2019, is £(234) million. The interest charge to the income statement for the six months ended 30 June 2019 for debt that is capable of being substituted to M&GPrudential was £(85) million (half year 2018: £(35) million).
(viii)
Jackson's borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

Prior to the proposed demerger, the Group expects to rebalance its debt capital across Prudential plc and M&GPrudential. This will include the ultimate holding company of M&GPrudential becoming an issuer of debt following substitution from Prudential plc. Based on the operating environment and economic conditions as at 30 June 2019, the total debt expected to be transferred valued at original proceeds less unamortised transaction costs is £3.2 billion, of which £2.9 billion was held by Prudential plc at 30 June 2019 (IFRS value of £3.1 billion), with a further £0.3 billion (coupon of 3.875 per cent) raised in July 2019.

C6.2  Other borrowings

(i)
Operational borrowings attributable to shareholder-financed businesses

	2019 £m	2018 £m
	30 Jun	31 Dec

Borrowings in respect of short-term fixed income securities programmes	661	472
Lease liability for operating leasesnote (a)	229	-
Non-recourse borrowings of consolidated investment fundsnote (b)	545	263
Other borrowingsnote (c)	229	263

Total	1,664	998

Analysed as:
Total from continuing operations		892
Total from discontinued UK and Europe operations*		106

		998

*
Classified as discontinued operations at 30 June 2019 (as described in note A2).

Notes

(a)
The Group adopted IFRS 16 as at 1 January 2019, using the modified retrospective approach. Under this approach, comparative information is not restated (as described in note A3).
(b)
In all instances, the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.
(c)
Other borrowings mainly include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.
(ii)
Borrowings attributable to with-profits businesses

	2019 £m	2018 £m
	30 Jun	31 Dec

Non-recourse borrowings of consolidated investment fundsnote (a)	-	3,845
Other borrowings (predominantly obligations under leases)note (b)	238	95

Total	238	3,940

Analysed as:
Total from continuing operations		19
Total from discontinued UK and Europe operations*		3,921

		3,940

*
Classified as discontinued operations at 30 June 2019 (as described in note A2).

Notes

(a)
In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.
(b)
The Group adopted IFRS 16 as at 1 January 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. Other borrowings at 30 June 2019 included £213 million relating to lease liabilities (as described in note A3).

C7     Deferred tax

The analysis below excludes the UK and Europe operations which are classified as held for distribution as at 30 June 2019. The balances of the discontinued UK and Europe operations are removed from the opening balance.

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Half year 2019 £m
	At 1 Jan	Reclassification as held for distribution*	Movement in income statement	Movement through other comprehensive income and equity	Other movements including foreign currency movements	At 30 Jun

Deferred tax assets
Unrealised losses or gains on investments	113	-	(13)	-	(97)	3
Balances relating to investment and insurance contracts	1	-	-	-	-	1
Short-term temporary differences	2,339	(115)	392	(1)	5	2,620
Capital allowances	15	(11)	(1)	-	-	3
Unused tax losses	127	-	8	-	-	135

Total	2,595	(126)	386	(1)	(92)	2,762

Deferred tax liabilities
Unrealised losses or gains on investments	(867)	827	(40)	(459)	74	(465)
Balances relating to investment and insurance contracts	(1,002)	-	(189)	-	2	(1,189)
Short-term temporary differences	(2,097)	183	(139)	16	(5)	(2,042)
Capital allowances	(56)	51	-	-	-	(5)

Total	(4,022)	1,061	(368)	(443)	71	(3,701)

*
The Group's UK and Europe operations are classified as discontinued operations at 30 June 2019 (as described in note A2).

The principal reason for the increase in deferred tax assets in continuing operations is an increase in the deferred tax asset for losses on derivatives in the US insurance business, which for US tax purposes are spread across three years, reflecting a higher level of losses in the first half of 2019 (and therefore a higher amount deferred to subsequent periods) compared to prior periods.

C8     Defined benefit pension schemes

The Group's businesses operate a number of pension schemes. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). Historically, all pension surplus and deficits were attributable to subsidiaries of M&GPrudential in line with the Group's allocation policy, with the exception of 30 per cent of the surplus attaching to PSPS, which was allocated to Prudential plc. In preparation for the proposed demerger of M&GPrudential, at 30 June 2019, the 30 per cent of surplus attaching to PSPS was formally reallocated to M&GPrudential Services Limited. Accordingly, at 30 June 2019, the IAS 19 pension assets/liabilities of all the UK schemes of a net deficit of £69 million was included within the held for distribution assets/liabilities of the discontinued UK and Europe operations. In addition to the UK schemes, there are two small defined benefit schemes in Taiwan which have negligible deficits. These other schemes remain with the continuing operations.

C9     Share capital, share premium and own shares

	30 Jun 2019			31 Dec 2018
	Number of ordinary shares	Share capital £m	Share premium £m	Number of ordinary shares	Share capital £m	Share premium £m
Issued shares of 5p each fully paid:

At 1 January	2,593,044,409	130	1,964	2,587,175,445	129	1,948
Shares issued under share-based schemes	6,751,790	-	10	5,868,964	1	16

At end of period	2,599,796,199	130	1,974	2,593,044,409	130	1,964

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At each period end shown below, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from	to

30 Jun 2019	3,808,687	901p	1,455p	2024
31 Dec 2018	4,885,804	901p	1,455p	2024

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares ('own shares') either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £179 million at 30 June 2019 (31 December 2018: £170 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 30 June 2019, 9.5 million (31 December 2018: 9.6 million) Prudential plc shares with a market value of £163 million (31 December 2018: £135 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the period was 14.1 million which was in March 2019.

Within the trust, shares are notionally allocated by business unit reflecting the employees to which the awards were made. On demerger, it is intended that shares allocated to M&GPrudential will be transferred to a separate trust, established by M&GPrudential.

The Company purchased the following number of shares in respect of employee incentive plans:

	Number of shares purchased (in millions)	Cost £m

Half year 2019	3.1	49.4
Full year 2018	2.6	44.8

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2019 was 3.0 million (31 December 2018: 3.0 million) and the cost of acquiring these shares of £21 million (31 December 2018: £20 million) is included in the cost of own shares. The market value of these shares as at 30 June 2019 was £52 million (31 December 2018: £42 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above, the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2019 or 2018.

D        OTHER NOTES

D1
Gain (loss) on disposal of business and corporate transactions undertaken by continuing operations

	2019 £m	2018 £m
	Half year	Half year

Gain on disposalsnote (i)	209	-
Other transactionsnote (ii)	(196)	(57)

	13	(57)

Notes

(i)
In half year 2019, the £209 million gain on disposals principally relates to profits arising from a reduction in the Group's stake (from 26 per cent to 22 per cent) in its associate in India, ICICI Prudential Life Insurance Company, and the disposal of Prudential Vietnam Finance Company Limited, a wholly owned subsidiary that provides consumer finance.

(ii)
Other transaction costs of £(196) million incurred by the continuing operations of the Group in half year 2019 reflect costs related to the preparation for the proposed demerger of M&GPrudential from Prudential plc. These include the following amounts:

–
£(18) million transaction related costs, principally fees to advisors;
–
£(141) million being the fee paid to the holders of two subordinated debt instruments as discussed in note C6.1(vi); and
–
£(37) million for one-off costs arising from the separation of the M&GPrudential business from Prudential plc.

In 2018, other transaction costs additionally included amounts from exiting the NPH broker-dealer business in the US.

D2      Discontinued UK and Europe operations held for distribution

In March 2018, the Group announced its intention to demerge its UK and Europe operations (M&GPrudential) from the Group, resulting in two separately listed companies by issuing shares in a newly listed company to existing shareholders. As discussed in note A2, the Group's UK and Europe operations have been classified as discontinued operations and held for distribution in these condensed consolidated financial statements in accordance with IFRS 5, 'Non-current assets held for sale and discontinued operations'.

The results for the discontinued operations presented in the consolidated financial statements are analysed below:

D2.1      Profit and loss for the period

	2019 £m	2018 £m

	Half year	Half year

Gross premiums earned	5,907	6,555
Outward reinsurance premiums	(487)	(12,598)

Earned premiums, net of reinsurance	5,420	(6,043)
Investment return	13,072	53
Other income	643	890

Total revenue, net of reinsurance	19,135	(5,100)

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(16,361)	6,421
Fair value loss on debt extinguishmentnote (a)	(169)	-
Acquisition costs and other expenditure	(1,391)	(1,250)

Total charges, net of reinsurance	(17,921)	5,171

Share of profits from joint ventures and associates, net of related tax	33	20

Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (b)	1,247	91
Less tax charge attributable to policyholders' returns	(430)	10

Profit before tax attributable to shareholders	817	101

Total tax charge attributable to policyholders and shareholders	(602)	(8)
Adjustment to remove tax charge attributable to policyholders' returns	430	(10)

Tax charge attributable to shareholders' returns	(172)	(18)

Profit for the period	645	83

Notes

(a)
As described in note C6.1(vi), during the first half of 2019, the Group agreed to change the terms of certain debt holdings to enable M&GPrudential to be substituted as the issuer of the instruments (in the place of Prudential plc). In return, the Group agreed to pay an initial fee of £141 million and increase the coupon on the debt. In accordance with IAS 39, this transaction has been accounted for as an extinguishment of old debt and issuance of new debt. The change in fair value of debt, driven by the higher coupon, will be borne by M&GPrudential post the proposed demerger and hence it has been included in discontinued profit or loss. The consent cost has been borne by Prudential plc and has been included in continuing operations.
(b)
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure is not representative of pre-tax profits attributable to shareholders. Profit before all taxes is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for taxes borne by policyholders.

Other comprehensive income

The other comprehensive income included in the consolidated statement of comprehensive income in respect of the discontinued UK and Europe operations is as follows:

	2019 £m	2018 £m
	Half year	Half year

Other comprehensive income (loss) from continuing operations:
Exchange movements arising during the period	2	(3)

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and (losses) on defined benefit pension schemes:
Net actuarial (losses) gains on defined benefit pension schemes	(177)	104
Related tax	30	(18)

	(147)	86
Deduct amount attributable to UK with-profit funds transferred to unallocated surplus of with-profit funds, net of related tax	149	(21)

	2	65

Other comprehensive income for the period, net of related tax	4	62

The profit and other comprehensive income for the period from the discontinued UK and Europe operations were wholly attributable to the equity holders of the Company.

Assumption changes

For the shareholder-backed business, the adjusted IFRS operating profit based on longer-term investment returns of the discontinued UK and Europe operations includes a benefit of £127 million (half year 2018: nil) relating to changes to annuitant mortality assumptions, including the adoption of the Continuous Mortality Investigation (CMI) 2017 model with an uplift to the calibration such that additional liabilities are held to cover potential differences in experience between the PAC policyholder portfolio and the England and Wales population, in addition to the usual provisions for adverse deviation included when determining policyholder liabilities (half year 2018: no changes).

D2.2    Financial position*

	2019 £m							2018‡ £m
		Other funds and subsidiaries
By operating segment	With- profits†	Unit- linked	Annuity and other	Total insurance	Asset manage- ment	Eliminations	30 Jun Total	31 Dec Total

Assets
Goodwillnote (a)	202	-	-	202	1,153	-	1,355	1,359
Deferred acquisition costs and other intangible assets	47	-	110	157	17	-	174	195
Property, plant and equipmentnote (b)	997	-	66	1,063	370	-	1,433	1,031
Reinsurers' share of insurance contract liabilities	1,136	119	1,435	2,690	-	-	2,690	2,812
Deferred tax assets	58	-	43	101	17	-	118	126
Current tax recoverable	215	-	57	272	7	-	279	244
Accrued investment income	1,056	89	290	1,435	10	-	1,445	1,511
Other debtors	2,105	773	226	3,104	476	(151)	3,429	4,189
Investment properties	16,406	580	1,648	18,634	-	-	18,634	17,914
Investment in joint ventures and associates accounted for using the equity method	566	-	-	566	39	-	605	742
Loansnote (e)	3,756	-	1,779	5,535	-	-	5,535	5,567
Equity securities and portfolio holdings in unit trusts	45,743	13,678	16	59,437	216	-	59,653	53,810
Debt securitiesnote (d)	54,796	8,727	21,614	85,137	37	-	85,174	85,956
Derivative assets	2,354	2	527	2,883	-	-	2,883	2,513
Other investments	6,105	9	1	6,115	18	-	6,133	5,585
Deposits	13,422	1,235	2,135	16,792	-	-	16,792	10,320
Assets held for sale	6	-	10,164	10,170	-	-	10,170	10,578
Cash and cash equivalents	3,311	169	792	4,272	352	-	4,624	4,749

Total assets	152,281	25,381	40,903	218,565	2,712	(151)	221,126	209,201

Total equity	-	-	6,287	6,287	1,993	-	8,280	8,700

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)note (f)	118,148	21,172	20,284	159,604	-	-	159,604	151,555
Unallocated surplus of with-profits fundsnote (f)	15,116	-	-	15,116	-	-	15,116	13,334
Operational borrowings attributable to shareholder-financed operationsnote (b)	-	4	156	160	296	-	456	106
Borrowings attributable to with-profits businesses	3,580	-	-	3,580	-	-	3,580	3,921
Obligations under funding, securities lending and sale and repurchase agreements	846	-	208	1,054	-	-	1,054	1,224
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	4,827	3,659	7	8,493	19	-	8,512	9,013
Deferred tax liabilities	995	-	163	1,158	29	-	1,187	1,061
Current tax liabilities	293	36	32	361	34	-	395	326
Accruals, deferred income and other liabilities	6,988	498	2,031	9,517	151	(151)	9,517	6,442
Provisionsnote (h)	21	-	373	394	190	-	584	743
Derivative liabilities	1,467	12	1,198	2,677	-	-	2,677	2,208
Liabilities held for sale	-	-	10,164	10,164	-	-	10,164	10,568

Total liabilities	152,281	25,381	34,616	212,278	719	(151)	212,846	200,501

Total equity and liabilities	152,281	25,381	40,903	218,565	2,712	(151)	221,126	209,201

*
The statement of financial position as shown above reflects the segmental position of the discontinued UK and Europe operations and is therefore presented before the elimination of intragroup balances with continuing operations.
†
Includes the Scottish Amicable Insurance Fund which, at 30 June 2019, has total assets and liabilities of £4,887 million (31 December 2018: £4,844 million). The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The PAC with-profits fund includes £9.6 billion (31 December 2018: £9.5 billion) of non-profits annuities liabilities.
‡
The 2018 comparatives assets and liabilities have not been re-presented to be classified as held for distribution on the Group's statement of financial position (as described in note A2).

Notes

(a)
Goodwill

At 30 June 2019, £1,153 million goodwill in M&G Investments is attributable to shareholders (31 December 2018: £1,153 million) and £202 million goodwill in venture fund investments is attributable to with-profits funds (31 December 2018: £206 million).

(b)
Property, plant and equipment

As at 1 January 2019, the Group applied IFRS 16, 'Leases', using the modified retrospective approach. Under this approach, comparative information is not restated. The application of the standard has resulted in the recognition of an additional lease liability and a corresponding 'right-of-use' asset of a similar amount as at 1 January 2019. See note A3 for further details. As at 30 June 2019, right-of-use assets recognised in property, plant and equipment amounted to £278 million.

(c)
Fair value measurement of financial assets and liabilities

Assets and liabilities carried at fair value on the statement of financial position

The table below shows the assets and liabilities carried at fair value as at each period end indicated, analysed by level of the IFRS 13, 'Fair Value Measurement', defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

	30 Jun 2019 £m

	Level 1	Level 2	Level 3

Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total

With-profits
Loans	-	-	1,637	1,637
Equity securities and portfolio holdings in unit trusts	41,593	3,758	392	45,743
Debt securities	7,534	46,410	852	54,796
Other investments (including derivative assets)	66	3,282	5,111	8,459
Derivative liabilities	(60)	(1,400)	(7)	(1,467)

Total financial investments, net of derivative liabilities	49,133	52,050	7,985	109,168
Percentage of total (%)	45%	48%	7%	100%

Unit-linked
Equity securities and portfolio holdings in unit trusts	12,728	939	11	13,678
Debt securities	1,818	6,909	-	8,727
Other investments (including derivative assets)	4	-	7	11
Derivative liabilities	(4)	(8)	-	(12)

Total financial investments, net of derivative liabilities	14,546	7,840	18	22,404
Percentage of total (%)	65%	35%	0%	100%

Shareholder-backed annuities and other
Loans	-	-	303	303
Equity securities and portfolio holdings in unit trusts	232	-	-	232
Debt securities	3,560	17,754	337	21,651
Other investments (including derivative assets)	-	527	19	546
Derivative liabilities	(1)	(1,197)	-	(1,198)

Total financial investments, net of derivative liabilities	3,791	17,084	659	21,534
Percentage of total (%)	18%	79%	3%	100%

UK and Europe total analysis, including other financial liabilities held at fair value
Loans	-	-	1,940	1,940
Equity securities and portfolio holdings in unit trusts	54,553	4,697	403	59,653
Debt securities	12,912	71,073	1,189	85,174
Other investments (including derivative assets)	70	3,809	5,137	9,016
Derivative liabilities	(65)	(2,605)	(7)	(2,677)

Total financial investments, net of derivative liabilities	67,470	76,974	8,662	153,106
Investment contract liabilities without discretionary participation features held at fair value	-	(15,695)	-	(15,695)
Borrowings attributable to with-profits businesses	-	-	(1,504)	(1,504)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(6,784)	(744)	(984)	(8,512)
Other financial liabilities held at fair value	-	-	(379)	(379)

Total financial instruments at fair value	60,686	60,535	5,795	127,016
Percentage of total (%)	47%	48%	5%	100%

	31 Dec 2018 £m

	Level 1	Level 2	Level 3

Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total

With-profits
Loans	-	-	1,703	1,703
Equity securities and portfolio holdings in unit trusts	37,027	3,728	335	41,090
Debt securities	8,374	44,619	805	53,798
Other investments (including derivative assets)	56	3,149	4,325	7,530
Derivative liabilities	(64)	(1,201)	-	(1,265)

Total financial investments, net of derivative liabilities	45,393	50,295	7,168	102,856
Percentage of total (%)	44%	49%	7%	100%

Unit-linked
Equity securities and portfolio holdings in unit trusts	12,150	318	9	12,477
Debt securities	1,750	8,762	-	10,512
Other investments (including derivative assets)	4	1	6	11
Derivative liabilities	(1)	(2)	-	(3)

Total financial investments, net of derivative liabilities	13,903	9,079	15	22,997
Percentage of total (%)	60%	40%	0%	100%

Shareholder-backed annuities and other
Loans	-	-	267	267
Equity securities and portfolio holdings in unit trusts	242	-	1	243
Debt securities	3,804	17,470	372	21,646
Other investments (including derivative assets)	1	554	2	557
Derivative liabilities	-	(940)	-	(940)

Total financial investments, net of derivative liabilities	4,047	17,084	642	21,773
Percentage of total (%)	19%	78%	3%	100%

UK and Europe total analysis, including other financial liabilities held at fair value
Loans	-	-	1,970	1,970
Equity securities and portfolio holdings in unit trusts	49,419	4,046	345	53,810
Debt securities	13,928	70,851	1,177	85,956
Other investments (including derivative assets)	61	3,704	4,333	8,098
Derivative liabilities	(65)	(2,143)	-	(2,208)

Total financial investments, net of derivative liabilities	63,343	76,458	7,825	147,626
Investment contract liabilities without discretionary participation features held at fair value	-	(15,560)	-	(15,560)
Borrowings attributable to with-profits businesses	-	-	(1,606)	(1,606)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(7,443)	(582)	(988)	(9,013)
Other financial liabilities held at fair value	-	-	(355)	(355)

Total financial instruments at fair value	55,900	60,316	4,876	121,092
Percentage of total (%)	46%	50%	4%	100%

Level 3 fair value assets and liabilities

At 30 June 2019, the discontinued UK and Europe operations held £5,795 million of net financial instruments at fair value within level 3, which comprises externally valued net assets of £5,632 million, primarily in private equity funds and investments in property funds which are exposed to bespoke properties or risks, and net assets of £163 million relating to investments which are internally valued or subject to a number of unobservable assumptions. The internally valued net assets include investments in debt securities, private equity and venture investment in both debt and equity securities and equity release mortgage loans, which are valued using a discounted cash flow method.

Transfers into and transfers out of levels

During half year 2019, the transfers between levels within the UK and Europe operations portfolio, were primarily transfers from level 1 to level 2 of £104 million and from level 1 to level 3 of £19 million. These transfers which relate mainly to debt securities and other financial investments arose to reflect the change in the observed valuation inputs and in certain cases, the change in the level of trading activities of the securities. In addition, there were transfers from level 2 to level 3 of £58 million and transfers from level 3 to level 2 of £118 million for equity securities and debt securities.

Assets and liabilities at amortised cost and their fair value

The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Cash deposits, accrued income, other debtors, accruals, deferred income and other liabilities are excluded from the analysis below, as these are carried at amortised cost, which approximates fair value.

	2019 £m		2018 £m
	30 Jun		31 Dec
	Carrying value	Fair value	Carrying value	Fair value

Assets
Loans	3,595	4,149	3,597	4,008
Liabilities
Operational borrowings (excluding lease liabilities) attributable to shareholder-financed businesses	(114)	(114)	(106)	(106)
Borrowings (excluding lease liabilities) attributable to the with-profits funds	(2,038)	(2,038)	(2,315)	(2,085)
Obligations under funding, securities lending and sale and repurchase agreements	(1,054)	(1,054)	(1,224)	(1,224)

Total financial instruments carried at amortised cost	389	943	(48)	593

(d)
Debt securities

Debt securities are carried at fair value through profit or loss and are analysed below according to external credit ratings issued, with equivalent ratings issued by different rating agencies grouped together.

	30 Jun 2019 £m
	AAA	AA+ to AA–	A+ to A–	BBB+ to BBB–	Below BBB–	Other*	Total

With-profits	5,401	8,488	13,446	15,641	2,824	8,996	54,796
Unit-linked	578	2,025	1,959	2,450	934	781	8,727
Non-linked shareholder-backed	2,791	6,115	4,615	1,655	211	6,264	21,651

Total debt securities	8,770	16,628	20,020	19,746	3,969	16,041	85,174

	31 Dec 2018 £m
	AAA	AA+ to AA–	A+ to A–	BBB+ to BBB–	Below BBB–	Other*	Total

With-profits	6,890	9,332	11,779	14,712	2,891	8,194	53,798
Unit-linked	1,041	2,459	2,215	3,501	395	901	10,512
Non-linked shareholder-backed	3,007	6,413	4,651	1,515	158	5,902	21,646

Total debt securities	10,938	18,204	18,645	19,728	3,444	14,997	85,956

*
Securities with credit ratings classified as 'Other' which are internally rated and are analysed as follows:

	2019 £m	2018 £m

	30 Jun	31 Dec

AAA to A-	8,630	8,150
BBB to B-	2,947	3,034
Below B- or unrated	4,464	3,813

Total UK and Europe	16,041	14,997

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 30 June 2019 are analysed as follows:

Exposure to sovereign debts

	30 Jun 2019 £m		31 Dec 2018 £m
	Shareholder- backed business	With- profits funds	Shareholder- backed business	With- profits funds

Italy	-	59	-	57
Spain	49	19	36	18
France	23	-	-	50
Germany*	240	324	239	281
Other Eurozone	100	33	103	34

Total Eurozone	412	435	378	440
United Kingdom	2,235	2,636	2,300	3,013
United States	-	632	-	1,261
Other	60	208	57	198

Total	2,707	3,911	2,735	4,912

*
Including bonds guaranteed by the federal government.

Exposure to bank debt securities

	30 Jun 2019 £m							2018 £m
	Senior debt			Subordinated debt
								31 Dec
							Group total
Shareholder-backed business	Covered	Senior	Total	Tier 1	Tier 2	Total		Group total

Italy	-	-	-	-	-	-	-	-
Spain	-	-	-	-	-	-	-	-
France	21	36	57	-	-	-	57	20
Germany	-	-	-	-	90	90	90	83
Netherlands	-	37	37	-	-	-	37	17
Other Eurozone	-	-	-	-	-	-	-	-

Total Eurozone	21	73	94	-	90	90	184	120
United Kingdom	450	243	693	-	67	67	760	674
United States	-	252	252	-	29	29	281	253
Asia	-	-	-	-	-	-	-	-
Other	-	-	-	-	36	36	36	40

Total	471	568	1,039	-	222	222	1,261	1,087

With-profits funds

Italy	-	39	39	-	-	-	39	38
Spain	-	26	26	-	-	-	26	17
France	6	363	369	-	74	74	443	348
Germany	116	63	179	-	8	8	187	185
Netherlands	-	288	288	-	-	-	288	249
Other Eurozone	-	86	86	-	-	-	86	74

Total Eurozone	122	865	987	-	82	82	1,069	911
United Kingdom	877	873	1,750	52	322	374	2,124	2,096
United States	-	2,771	2,771	16	335	351	3,122	2,709
Asia	-	127	127	-	-	-	127	106
Other	506	998	1,504	15	35	50	1,554	1,616

Total	1,505	5,634	7,139	83	774	857	7,996	7,438

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables above exclude the proportionate share of sovereign debt holdings of the UK and Europe's joint venture operations.

(e)
Loans portfolio

The amounts included in the statement of financial position are analysed as follows:

	30 Jun 2019 £m				31 Dec 2018 £m
	Mortgage loans*	Policy loans	Other loans†	Total	Mortgage loans*	Policy loans	Other loans†	Total

With-profits	2,260	3	1,493	3,756	2,461	3	1,389	3,853
Non-linked shareholder-backed	1,711	-	68	1,779	1,655	-	59	1,714

Total loans securities	3,971	3	1,561	5,535	4,116	3	1,448	5,567

*
All mortgage loans are secured by properties.
†
Other loans held in the UK with-profits funds are commercial loans and comprise mainly syndicated loans.

(f)
Policyholder liabilities and unallocated surplus of with-profits funds

		Shareholder-backed funds and subsidiaries
Half year 2019 movements £m	With-profits sub-fund‡	Unit-linked liabilities	Annuity and other long-term business	Total discontinued UK and Europe operations

At 1 January 2019	124,129	20,717	20,043	164,889
Comprising:

- Policyholder liabilities	110,795	20,717	20,043	151,555
- Unallocated surplus of with-profits funds	13,334	-	-	13,334

Premiums	5,668	447	151	6,266
Surrenders	(2,462)	(1,548)	(25)	(4,035)
Maturities/deaths	(2,309)	(224)	(617)	(3,150)

Net flows	897	(1,325)	(491)	(919)
Shareholders' transfers post tax	(130)	-	-	(130)
Switches	(57)	57	-	-
Investment-related items and other movements	8,431	1,669	732	10,832
Foreign exchange translation differences	(6)	54	-	48

At 30 June 2019	133,264	21,172	20,284	174,720

Comprising:

- Policyholder liabilities	118,148	21,172	20,284	159,604
- Unallocated surplus of with-profits funds	15,116	-	-	15,116

Half year 2018 movements £m

At 1 January 2018	124,699	23,145	33,222	181,066
Comprising:

- Policyholder liabilities	111,222	23,145	33,222	167,589
- Unallocated surplus of with-profits funds	13,477	-	-	13,477

Reclassification of reinsured UK annuity contracts as held for sale*	-	-	(12,002)	(12,002)
				-
Premiums	6,283	516	165	6,964
Surrenders	(2,246)	(1,163)	(37)	(3,446)
Maturities/deaths	(2,205)	(313)	(981)	(3,499)

Net flows	1,832	(960)	(853)	19
Shareholders' transfers post tax	(127)	-	-	(127)
Switches	(89)	89	-	-
Investment-related items and other movements	(476)	(76)	(249)	(801)
Foreign exchange translation differences	17	-	-	17

At 30 June 2018	125,856	22,198	20,118	168,172

Comprising:

- Policyholder liabilities	112,339	22,198	20,118	154,655
- Unallocated surplus of with-profits funds	13,517	-	-	13,517

Average policyholder liability balances†
Half year 2019	114,472	20,945	20,163	155,580
Half year 2018	111,781	22,671	26,670	161,122

*
The reclassification of the reinsured UK annuity business as held for sale reflects the value of policyholder liabilities held at 1 January 2018. Movements in items covered by the reinsurance contract prior to the 14 March inception date are included within net flows.
†
Averages have been based on opening and closing balances and adjusted for any acquisitions, disposals and corporate transactions arising in the period and exclude unallocated surplus of with-profits funds.
‡
Includes the Scottish Amicable Insurance Fund.
(g)
Allowance for credit risk

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest used for discounting projected future annuity payments to policyholders that would have otherwise applied. The credit risk allowance comprises an amount for long-term best estimate defaults and additional provisions for credit risk premium, the cost of downgrades and short-term defaults.

The IFRS credit risk allowance made for the UK shareholder-backed fixed and linked annuity business equated to 40 basis points at 30 June 2019 (30 June 2018: 44 basis points; 31 December 2018: 40 basis points). The allowance represented 21 per cent of the bond spread over swap rates (30 June 2018: 26 per cent; 31 December 2018: 22 per cent).

The reserves for credit risk allowance at 30 June 2019 for the UK shareholder-backed business were £0.9 billion (30 June 2018: £1.1 billion; 31 December 2018: £0.9 billion). The 30 June 2019 credit risk allowance information is after reflecting the impact of the reinsurance of £12.0 billion of the UK shareholder-backed annuity portfolio to Rothesay Life entered into in March 2018.

(h)
Review of past annuity sales

Prudential has agreed with the Financial Conduct Authority (FCA) to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. The review is examining whether customers were given sufficient information about their potential eligibility to purchase an enhanced annuity, either from Prudential or another pension provider. A gross provision of £400 million, before allowing for costs incurred to date, had been established at 31 December 2017 to cover the costs of undertaking the review and any related redress. In the first half of 2018, the Group agreed with its professional indemnity insurers that they would meet £166 million of the Group's claims costs, which would be paid as the Group incurred costs/redress with amounts remaining to be paid classed as 'other debtors' in the statement of financial position. Following a reassessment of the provision held, no further amount has been provided in the first half of 2019. The ultimate amount that will be expended by the Group on the review, which is currently expected to be completed in 2019, remains uncertain.

D2.3    Cash flows

	2019 £m	2018 £m
	Half year	Half year

Cash flows from operating activities	404	(1,711)
Cash flows from investing activities	(172)	(224)
Cash flows from financing activities*	(356)	(445)

Total cash flows in the period	(124)	(2,380)
Cash and cash equivalents at beginning of period	4,749	5,808
Effect of exchange rate changes on cash and cash equivalents	(1)	(8)

Cash and cash equivalents at end of period	4,624	3,420

*
The cash flows from financing activities comprise net cash remittances to Group of £356 million at half year 2019 (half year 2018: £341 million) and in half year 2018 £104 million relating to the redemption of the subordinated guaranteed bond which was held within the with-profits business of the discontinued operations.

D3      Contingencies and related obligations

In addition to the matters set out in note D2.2(h) in relation to the Financial Conduct Authority review of past annuity sales, the Group is involved in various litigation and regulatory issues. These may from time to time include class actions involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows.

There have been no material changes to the Group's contingencies and related obligations in the six month period ended 30 June 2019.

D4      Post balance sheet events

First interim ordinary dividend

The 2019 first interim ordinary dividend approved by the Board of Directors after 30 June 2019 is as described in note B6.

D5      Related party transactions

There were no transactions with related parties during the six months ended 30 June 2019 which have had a material effect on the results or financial position of the Group.

The nature of the related party transactions of the Group has not changed from those described in the Group's consolidated financial statements for the year ended 31 December 2018.

I      Additional financial information

I(i)  Group capital position

(a)
Solvency II capital position

The estimated Group shareholder Solvency II surplus (including M&GPrudential) at 30 June 2019 was £16.7 billion, before allowing for payment of the 2019 first interim ordinary dividend and after allowing for management's calculation of transitional measures reflecting operating and market conditions as at 30 June 2019.

	2019	2018

Estimated Group shareholder Solvency II capital position*	30 Jun	30 Jun	31 Dec

Own funds (£bn)	30.4	27.5	30.2
Solvency Capital Requirement (£bn)	13.7	13.1	13.0
Surplus (£bn)	16.7	14.4	17.2
Solvency ratio (%)	222%	209%	232%

*
The Group shareholder Solvency II capital position excludes the contribution to own funds and the SCR from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which at 31 December 2018 reflected the approved regulatory position.

In accordance with Solvency II requirements, these results allow for:

  –
  Capital in Jackson in excess of 250 per cent of the US local Risk Based Capital (RBC) requirement. As agreed with the Prudential Regulation Authority (PRA), this is incorporated in the result above as follows:
  –
  Own funds: represents Jackson's local US risk based available capital less 100 per cent of the US RBC requirement (Company Action Level);
  –
  Solvency Capital Requirement (SCR): represents 150 per cent of Jackson's local US RBC requirement (Company Action Level); and
  –
  No diversification benefits are taken into account between Jackson and the rest of the Group.
  –
  Matching adjustment for UK annuities and volatility adjustment for US dollar denominated Hong Kong with-profits business, based on approvals from the PRA and calibrations published by the European Insurance and Occupational Pensions Authority (EIOPA); and
  –
  UK transitional measures, which have been recalculated using management's calculation of the impact of operating and market conditions at the valuation date. Transitional measures were last approved by the PRA as at 31 December 2018. Applying this approved regulatory transitional amount would result in the estimated Group shareholder Solvency II surplus reducing from £16.7 billion to £16.6 billion as at 30 June 2019.

The Group shareholder Solvency II capital position excludes:

  –
  A portion of Solvency II surplus capital (£2.0 billion at 30 June 2019) relating to the Group's Asia life operations, primarily due to the Solvency II definition of 'contract boundaries', which prevents some expected future cash flows from being recognised;
  –
  The contribution to own funds and the SCR from ring-fenced with-profits funds in surplus (representing £6.6 billion of surplus capital from UK with-profits funds at 30 June 2019) and from the shareholders' share of the estate of with-profits funds; and
  –
  The contribution to own funds and the SCR from staff pension schemes in surplus.

It also excludes unrealised gains on certain derivative instruments taken out to protect Jackson against declines in long-term interest rates. At Jackson's request, the Department of Insurance Financial Services renewed its approval to carry these instruments at book value in the local statutory returns for the period 31 December 2018 to 1 October 2019. At 30 June 2019, applying this approval had the effect of decreasing local available statutory capital and surplus (and by extension Solvency II own funds and Solvency II surplus) by £0.4 billion net of tax. This arrangement reflects an elective long-standing practice first put in place in 2009, which can be unwound at Jackson's discretion.

Further information on the consolidated Solvency II capital position for the Group and The Prudential Assurance Company Limited (PAC) is published annually in the Solvency and Financial Condition Reports which are available on the Group's website.

Analysis of movement in Group capital position

A summary of the estimated movement in Group Solvency II surplus from £17.2 billion at 31 December 2018 to £16.7 billion at 30 June 2019 is set out in the table below. The movement from the Group Solvency II surplus at 31 December 2017 to the Group Solvency II surplus at 30 June 2018 and 31 December 2018 is included for comparison.

	2019 £bn	2018 £bn

Analysis of movement in Group shareholder Solvency II surplus	Half year	Half year	Full year

Estimated Solvency II surplus at beginning of period	17.2	13.3	13.3
Underlying operating experience	2.1	1.7	4.1
Management actions	0.0	0.1	0.1

Operating experience	2.1	1.8	4.2
Non-operating experience (including market movements)	(1.5)	0.0	(1.2)
M&GPrudential transactions	-	0.1	0.4
Other capital movements:
Net subordinated debt issuance/redemption	(0.4)	-	1.2
Foreign currency translation impacts	0.0	0.1	0.5
Dividends paid	(0.9)	(0.8)	(1.2)
Model changes	0.2	(0.1)	0.0

Estimated Solvency II surplus at end of period	16.7	14.4	17.2

The estimated movement in Group Solvency II surplus over the first half of 2019 is driven by:

  –
  Operating experience of £2.1 billion:  generated by in-force business and new business written in 2019, after allowing for amortisation of the UK transitional measures;
  –
  Non-operating experience of £(1.5) billion:  mainly as a result of the negative impact of market movements during the first half of the year, after allowing for the recalculation of the UK transitional measures at the valuation date. This includes Jackson hedging losses net of reserve movements, together with the effect of corporate transactions in the period including a £(0.6) billion Solvency II impact from the extension of the UOB bancassurance distribution deal and £(0.2) billion of costs associated with the demerger, offset by £0.2 billion of gains on disposals in the period;
  –
  Other capital movements of £(1.3) billion:  comprise a decrease in surplus from the impact of debt redeemed during 2019 and from the payment of the 2018 second interim dividend; and
  –
  Model changes of £0.2 billion:  reflecting internal model changes approved by the PRA and other minor internal model calibration changes made in the period.

Analysis of Group SCR

The split of the Group's estimated SCR by risk type, including the capital requirements in respect of Jackson's risk exposures based on 150 per cent of US RBC requirements (Company Action Level) but with no diversification between Jackson and the rest of the Group, is as follows:

	30 Jun 2019		30 Jun 2018		31 Dec 2018

Split of the Group's estimated SCR	% of undiversified SCR	% of diversified SCR	% of undiversified SCR	% of diversified SCR	% of undiversified SCR	% of diversified SCR

Market	59%	76%	56%	70%	57%	70%
Equity	14%	25%	15%	25%	13%	23%
Credit	23%	41%	21%	36%	23%	38%
Yields (interest rates)	17%	9%	14%	7%	16%	6%
Other	5%	1%	6%	2%	5%	3%
Insurance	23%	16%	25%	20%	24%	20%
Mortality/morbidity	5%	2%	5%	2%	5%	2%
Lapse	14%	13%	15%	16%	15%	17%
Longevity	4%	1%	5%	2%	4%	1%
Operational/expense	11%	7%	12%	7%	12%	8%
Foreign exchange translation	7%	1%	7%	3%	7%	2%

Reconciliation of IFRS shareholders' equity to Group shareholder Solvency II own funds

	2019 £bn	2018 £bn

	30 Jun	30 Jun	31 Dec

IFRS shareholders' equity	19.7	15.9	17.2
Restate US insurance entities from IFRS basis to local US statutory basis	(4.2)	(2.6)	(2.5)
Remove DAC, goodwill and other intangibles	(5.4)	(4.1)	(4.6)
Add subordinated debt	7.0	5.8	7.2
Impact of risk margin (net of transitional measures)	(3.8)	(3.8)	(3.8)
Add value of shareholder transfers	5.5	5.5	5.3
Liability valuation differences	13.1	12.2	13.3
Increase in net deferred tax liabilities resulting from liability valuation differences above	(1.6)	(1.4)	(1.5)
Other	0.1	0.0	(0.4)

Estimated shareholder Solvency II own funds	30.4	27.5	30.2

The key items of the reconciliation as at 30 June 2019 are:

  –
  £(4.2) billion representing the adjustment required to the Group's IFRS shareholders' equity in order to convert Jackson's contribution from an IFRS basis to the local statutory valuation basis. This item also reflects a de-recognition of own funds of £1.0 billion, equivalent to the value of 100 per cent of US RBC requirements (Company Action Level), as agreed with the PRA;
  –
  £(5.4) billion due to the removal of DAC, goodwill and other intangibles from the IFRS statement of financial position;
  –
  £7.0 billion due to the addition of subordinated debt, which is treated as available capital under Solvency II but as a liability under IFRS;
  –
  £(3.8) billion due to the inclusion of a risk margin for the UK and Asia non-hedgeable risks, net of £1.7 billion from transitional measures (after allowing for the recalculation of transitional measures as at 30 June 2019), which are not applicable under IFRS;
  –
  £5.5 billion due to the inclusion of the value of future shareholder transfers from with-profits business (excluding the shareholders' share of the with-profits estate, for which no credit is given under Solvency II), which is excluded from the determination of the Group's IFRS shareholders' equity;
  –
  £13.1 billion mainly due to differences in insurance valuation requirements between Solvency II and IFRS, with Solvency II own funds partially capturing the value of in-force business, which is excluded from IFRS;

  –
  £(1.6) billion due to the impact on the valuation of net deferred tax liabilities resulting from the liability valuation differences noted above; and
  –
  £0.1 billion due to other items, including the impact of revaluing loans, borrowings and debt from IFRS to Solvency II.

Sensitivity analysis

The estimated sensitivity of the Group Solvency II capital position to significant changes in market conditions is as follows:

	30 Jun 2019		31 Dec 2018

Impact of market sensitivities	Solvency II surplus £bn	Solvency ratio %	Solvency II surplus £bn	Solvency ratio %

Base position	16.7	222%	17.2	232%
Impact of:
20% instantaneous fall in equity markets	(0.5)	1%	(1.6)	(10)%
40% fall in equity marketsnote (1)	(2.7)	(12)%	(4.0)	(28)%
50 basis points reduction in interest ratesnotes (2),(3)	(2.5)	(26)%	(1.8)	(21)%
100 basis points increase in interest ratesnote (3)	0.8	18%	1.2	20%
100 basis points increase in credit spreadsnote (4)	(1.9)	(11)%	(1.7)	(9)%

  Notes

(1)
Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
(2)
Subject to a floor of zero for Asia and US interest rates.
(3)
Allowing for further transitional measures recalculation after the interest rate stress.
(4)
US RBC solvency position included using a stress of 10 times expected credit defaults.

The Group believes it is positioned to withstand significant deteriorations in market conditions and it continues to use market hedges to manage some of this exposure across the Group, where it believes the benefit of the protection outweighs the cost. The sensitivity analysis above allows for predetermined management actions and those taken to date, but does not reflect all possible management actions which could be taken in the future.

UK PAC Solvency II capital positionnotes 1,2

On the same basis as above, the estimated shareholder Solvency II surplus for PAC and its subsidiariesnote2 at 30 June 2019 was £3.7 billion, after allowing for the recalculation of transitional measures as at 30 June 2019. This relates to shareholder-backed business including future shareholder transfers from the with-profits funds, but excludes the shareholders' share of the estate, in line with Solvency II requirements.

	2019	2018

Estimated UK PAC shareholder Solvency II capital position*	30 Jun	30 Jun†	31 Dec

Own funds(£bn)	8.9	14.7	8.8
Solvency Capital Requirement (£bn)	5.2	7.2	5.1
Surplus (£bn)	3.7	7.5	3.7
Solvency ratio (%)	171%	203%	172%

*
The UK PAC shareholder Solvency II capital position excludes the contribution to own funds and the SCR from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting both operating and market conditions at each valuation date, which at 31 December 2018 reflected the approved regulatory position.
†
The 30 June 2018 UK PAC shareholder Solvency II capital position included the contribution to own funds and the SCR from the Hong Kong business, which was subsequently transferred to Prudential Corporation Asia Limited (PCA) in December 2018.

The UK PAC Solvency II surplus at 30 June 2019 is unchanged since 31 December 2018:

  –
  Operating experience of £0.4 billion:  generated by in-force business and new business written in 2019, after allowing for amortisation of the UK transitional measures. This includes a £0.1 billion benefit from the impact of updates to UK longevity best estimate assumptions;
  –
  Capital movements of £(0.3) billion:  reflecting cash remittances made to the Group over the period; and

  –
  Other movements of £(0.1) billion.

Whilst there is a large surplus in the UK with-profits funds, this is ring-fenced from the shareholder balance sheet and is therefore excluded from both the Group and the UK PAC shareholder Solvency II surplus results. The estimated UK with-profits funds Solvency II surplus at 30 June 2019 was £6.6 billion, after allowing for recalculation of transitional measures as at 30 June 2019.

	2019	2018

Estimated UK with-profits Solvency II capital position*	30 Jun	30 Jun	31 Dec

Own funds (£bn)	11.1	9.4	9.7
Solvency Capital Requirement (£bn)	4.5	3.9	4.2
Surplus (£bn)	6.6	5.5	5.5
Solvency ratio (%)	249%	244%	231%

*
The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which as at 31 December 2018 reflected the approved regulatory position.

Reconciliation of UK with-profits IFRS unallocated surplus to Solvency II own fundsnote 1

A reconciliation between the IFRS unallocated surplus and Solvency II own funds for UK with-profits business is as follows:

	2019 £bn	2018 £bn

	30 Jun	30 Jun	31 Dec

IFRS unallocated surplus of UK with-profits funds	15.1	13.5	13.3
Value of shareholder transfers	(2.7)	(2.7)	(2.4)
Risk margin (net of transitional measures)	(1.1)	(1.0)	(1.0)
Other valuation differences	(0.2)	(0.4)	(0.2)

Estimated with-profits Solvency II own funds	11.1	9.4	9.7

  Notes

1
The UK with-profits capital position includes the PAC with-profits sub-fund, the Scottish Amicable Insurance Fund (SAIF) and the Defined Charge Participating Sub-Fund.
2
The results include the insurance subsidiaries of PAC being Prudential International Assurance plc and Prudential Pensions Limited and exclude the contribution from Prudential Holborn Life Limited in order to align the segmental definitions applied within IFRS and EEV reporting. Prudential Holborn Life Limited is expected to be liquidated prior to the demerger.

M&GPrudential shareholder Solvency II capital position

Following the proposed demerger of M&GPrudential from Prudential plc, the PRA will assume the role of the group-wide supervisor for the M&GPrudential Group with the Solvency II framework continuing to apply.

The M&GPrudential Group has requested approval from the Prudential Regulatory Authority (PRA) to amend the group internal model to apply at the level of the M&GPrudential Group, rather than at the level of the existing Prudential Group. The decision is pending and is expected to be provided shortly before the planned demerger, such that the Prudential Group internal model remains in place until the demerger with M&GPrudential's model commencing from this point. The results set out below should not be interpreted as representing the Pillar I output from an approved Solvency II internal model for M&GPrudential and are subject to change.

Based on the assumptions that underpin the current approved Group internal model the estimated shareholder Solvency II surplus for the M&GPrudential Group at 30 June 2019 was £3.9 billion. The estimated pro forma position, assuming that the proposed demerger of M&GPrudential from Prudential plc had been completed as at 30 June 2019 based on the operating environment and economic conditions as at that date, was £3.9 billion (equivalent to a cover ratio of 169 per cent).

Estimated M&GPrudential Group Solvency II capital position*	As reported	Adjustments†	Pro Forma‡

Own funds (£bn)	9.5	0.0	9.5
Solvency Capital Requirement (£bn)	5.6	0.0	5.6
Surplus (£bn)	3.9	0.0	3.9
Solvency ratio (%)	169%	0%	169%

*
Based on outputs from the M&GPrudential Group internal model which has not yet been approved by the PRA.
†
The adjustments as shown in the table above, which result in an increase in surplus of £nil billion, represent the estimated impact on the M&GPrudential Group shareholder Solvency II capital position of the proposed demerger. The adjustments, which are based on current indicative estimates and are subject to change, include:
–
The expected impact of the transfer of £3.2 billion of subordinated debt to M&GPrudential by substituting M&GPrudential in the place of Prudential plc as issuer of such debt;
–
The expected proceeds of £3.0 billion from a pre-demerger dividend to be paid by M&GPrudential to Prudential plc shortly before demerger, together with planned dividends of £0.3 billion expected to be paid earlier. All dividends are subject to the customary legal and governance considerations required before approval by the M&GPrudential Board; and
–
£0.1 billion of other associated effects.
‡
No account has been taken of any trading and other changes in the financial position of the M&GPrudential Group after 30 June 2019, thus the pro forma shareholder Solvency II capital position does not reflect the actual shareholder Solvency II capital position of the M&GPrudential Group following the completion of the proposed demerger.
(b)
Local Capital Summation Method (LCSM)

Following the proposed demerger of M&GPrudential from Prudential plc, the Hong Kong Insurance Authority (IA) will assume the role of the group-wide supervisor for the retained Group (excluding M&GPrudential). The retained Group will no longer be subject to Solvency II capital requirements. Ultimately, Prudential plc will become subject to the Group Wide Supervision (GWS) framework which is currently under development by the Hong Kong IA for the industry and is not expected to come into force until the second half of 2020 (subject to the legislative process) at the earliest.

Until Hong Kong's GWS framework comes into force, Prudential will apply the local capital summation method (LCSM) that has been agreed with the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the group will be used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The group available capital will be determined by the summation of available capital across local solvency regimes for regulated entities and IFRS net assets (with adjustments described below) for non-regulated entities. The Hong Kong IA has yet to make any final decisions regarding the GWS framework for the industry and it continues to consider and consult on the proposed legislation and related guidelines. The amounts below should not therefore be interpreted as representing the results or requirements under the industry-wide GWS framework and are not intended to provide a forecast of the eventual position.

In determining the LCSM available capital and minimum required capital the following principles have been applied:

–
For regulated insurance entities, available and required capital is based on the local solvency regime applicable in each jurisdiction, with required capital set at the solo legal entity statutory minimum capital requirements. The treatment of participating funds is consistent with the local basis. For the US insurance entities, available and required capital is based on the local US RBC framework set by the NAIC with required capital set at 100 per cent of the Company Action Level;
–
For asset management operations and other regulated entities, the shareholder capital position is derived based on the sectoral basis applicable in each jurisdiction, with required capital based on the solo legal entity statutory minimum capital requirement;
–
For non-regulated entities, the available capital is based on IFRS net assets after deducting intangible assets. No required capital is held in respect of unregulated entities;

–
Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity's balance sheet) are eliminated from the relevant holding company to prevent the double counting of available capital; and
–
The Hong Kong IA has agreed that certain specific bonds (being those subordinated debt instruments expected to be held by Prudential plc at the date of demerger) can be included as part of the group's capital resources for the purposes of satisfying group minimum and prescribed capital requirements from the date of demerger as part of the LCSM. Grandfathering provisions under the GWS framework remain subject to further consultation and the Hong Kong legislative process in due course.

At 30 June 2019 the Prudential Group's aggregated (ie policyholder and shareholder) surplus of available capital over the Group minimum capital requirement calculated using the LCSM outlined above, and excluding M&GPrudential, was £16.0 billion before allowing for the payment of the 2019 first interim ordinary dividend.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. If the available capital and minimum capital requirement attributed to this business is excluded, then the Prudential Group shareholder surplus of available capital over the Group minimum capital requirement at 30 June 2019, using the LCSM outlined above, and excluding M&GPrudential, was £7.4 billion before allowing for the payment of the 2019 first interim ordinary dividend. This is analysed as follows:

Estimated Group shareholder LCSM capital position at 30 June 2019

	Asia £bn	US £bn	Unallocated to a segment £bn	Total £bn

Available Capital	5.8	3.9	0.9	10.6
Minimum Required Capital	2.2	1.0	-	3.2
LCSM surplus	3.6	2.9	0.9	7.4

The estimated pro forma shareholder position presented below assumes the proposed demerger of M&GPrudential from Prudential plc had completed as at 30 June 2019.

Estimated Group shareholder LCSM pro-forma capital position as at 30 June 2019

	As reported

	Consolidated	Less Policyholder	Shareholder	Adjustments†	Pro Forma‡

Available Capital* (£bn)	22.8	(12.2)	10.6	+0.3	10.9
Minimum Required Capital (£bn)	6.8	(3.6)	3.2	-	3.2
LCSM surplus (£bn)	16.0	(8.6)	7.4	+0.3	7.7
LCSM ratio (%)	337%	(5)%	332%	+8%	340%

*
Excludes M&GPrudential and includes £2.9 billion of subordinated debt issued by Prudential plc that is expected to be transferred to M&GPrudential pre-demerger and hence has not been grandfathered with Hong Kong IA.
†
The adjustments as shown in the table above, which result in an increase in surplus of £0.3 billion, represent the estimated impact on the retained Prudential Group shareholder LCSM capital position of the proposed demerger. The adjustments, which are based on current indicative estimates and are subject to change, include:
–
A reduction of £2.9 billion for the expected impact of the transfer of subordinated debt to M&GPrudential by substituting M&GPrudential in the place of Prudential as issuer of such debt. The £2.9 billion represents debt capable of being substituted that was held at 30 June 2019. A further £0.3 billion was raised in July bringing the total of subordinated debt expected to be transferred to £3.2 billion;
–
An increase for the expected proceeds of £3.0 billion from a pre-demerger dividend to be paid by M&GPrudential to Prudential plc shortly before demerger, together with planned dividends of £0.3 billion expected to be paid earlier. All dividends are subject to the customary legal and governance considerations required before approval by the M&GPrudential Board; and
–
A reduction of £0.1 billion for expected directly attributable transaction costs associated with the proposed demerger that have yet to be incurred at 30 June 2019.
‡
No account has been taken of any trading and other changes in financial position of the Prudential Group after 30 June 2019, thus the pro forma shareholder LCSM capital position does not reflect the actual shareholder LCSM capital position of the retained Prudential Group following the completion of the proposed demerger.

Reconciliation of Group shareholder Solvency II capital position to shareholder LCSM capital position at 30 June 2019

	Available capital £bn	Capital requirements £bn	Surplus £bn

Estimated Group shareholder Solvency II capital position	30.4	13.7	16.7
Remove M&GPrudential	(9.5)	(5.6)	(3.9)
Reduction in capital requirements from Solvency II SCR to Solvency II MCR	-	(5.1)	5.1
Adjust insurance entities' Solvency II available capital to local basis	(10.3)	-	(10.3)
Other	-	0.2	(0.2)

Estimated Group shareholder LCSM capital position (excluding M&GPrudential)	10.6	3.2	7.4

The key items of the reconciliation as at 30 June 2019 are:

  –
  Removal of the M&GPrudential Solvency II own funds (£9.5 billion) and SCR (£5.6 billion) at 30 June 2019;
  –
  £(5.1) billion representing the adjustment required to restate Solvency II SCR to Solvency II MCR, including the reduction in US entities' required capital from the 150 per cent of the US Risk Based Capital requirement (Company Action Level) allowed for within the Solvency II SCR to the 100 per cent relevant to the MCR reducing required capital by £0.5 billion;
  –
  £(10.3) billion due to valuation differences between Solvency II and the local solvency regime in each jurisdiction. This mainly relates to the removal of the value of in-force business (restricted by the Solvency II definition of 'contract boundaries') captured in the Solvency II own funds for the Asian business but excluded from the local basis. For Jackson it includes the reversal of the reduction made to Solvency II available capital equal to 100 per cent of the US Risk Based Capital requirement (Company Action Level) increasing available capital by £1.0 billion; and
  –
  £0.2 billion due to other items.

Reconciliation of Group IFRS shareholders' equity to shareholder LCSM available capital position at 30 June 2019

Available capital £bn

Group IFRS shareholders' equity	19.7
Remove M&GPrudential	(8.3)
Add subordinated debt at IFRS book value	6.5
Valuation differences	6.1
Remove DAC, goodwill and intangibles	(13.1)
Other	(0.3)

Estimated Group shareholder LCSM available capital (excluding M&GPrudential)	10.6

Valuation differences of £6.1 billion primarily relate to differences on the basis of valuing assets and liabilities between IFRS and local statutory valuation rules, including reductions for inadmissible assets. The most significant difference arises in Jackson where local statutory reserves are reduced by an allowance for future surrender charges. IFRS makes no such allowance but instead defers acquisition costs on the balance sheet as a separate asset (which is not recognised on the statutory balance sheet).

I(ii)    Funds under management

(a)
Summary

For Prudential's asset management businesses, funds managed on behalf of third parties are not recorded on the statement of financial position. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each period, focusing on those which are external to the Group and those primarily held by the Group's insurance businesses. The table below analyses, by segment, the funds of the Group held in the statement of financial position and the external funds that are managed by Prudential's asset management businesses.

	2019 £bn	2018 £bn

	30 Jun	31 Dec

Asia operations:
Internal funds	102.8	89.5
Eastspring Investments external funds	67.0	61.1

	169.8	150.6
US operations – internal funds	204.1	183.1
Other operations	2.2	2.4

Total funds under management from continuing operations	376.1	336.1

M&GPrudential:
Internal funds, including PruFund-backed products	188.1	174.3
External funds	153.0	146.9

Total funds under management from discontinued UK and Europe operations	341.1	321.2

Total Group funds under managementnote	717.2	657.3

Note

Total Group funds under management comprise:

	2019 £bn	2018 £bn

	30 Jun	31 Dec

Total investments per the consolidated statement of financial position	496.0	449.6
External funds of M&GPrudential and Eastspring Investments (as analysed in note (b) below)	219.9	208.0
Internally managed funds held in joint ventures and other adjustments	1.3	(0.3)

Prudential Group funds under management	717.2	657.3

(b)
Investment products – external funds under management

	Half year 2019 £m

	At 1 Jan 2019	Market gross inflows	Redemptions	Market and other movements	At 30 Jun 2019

Eastspring Investments	61,057	119,791	(117,711)	3,827	66,964
M&G Investments:
Wholesale/Direct	69,465	11,867	(16,118)	4,267	69,481
Institutional	77,481	5,926	(6,261)	6,334	83,480

Total M&G Investmentsnote (1)	146,946	17,793	(22,379)	10,601	152,961

Group totalnote (2)	208,003	137,584	(140,090)	14,428	219,925

	Full year 2018 £m

	At 1 Jan 2018	Market gross inflows	Redemptions	Market and other movements	At 31 Dec 2018

Eastspring Investments	55,885	212,070	(212,156)	5,258	61,057
M&G Investments:
Wholesale/Direct	79,697	24,584	(29,452)	(5,364)	69,465
Institutional	84,158	12,954	(18,001)	(1,630)	77,481

Total M&G Investmentsnote (1)	163,855	37,538	(47,453)	(6,994)	146,946

Group totalnote (2)	219,740	249,608	(259,609)	(1,736)	208,003

Notes

(1)
The results exclude the contribution from PruFund products net inflows of £3.5 billion in half year 2019 (full year 2018: £8.5 billion) and funds under management of £49.6 billion as at 30 June 2019 (31 December 2018: £43.0 billion).
(2)
The £219.9 billion (31 December 2018: £208.0 billion) investment products comprise of £209.4 billion (31 December 2018: £196.4 billion) plus Asia Money Market Funds of £10.5 billion (31 December 2018: £11.6 billion).

I(iii)
Analysis of adjusted IFRS operating profit based on longer-term investment returns by driver from continuing long-term insurance businesses

This schedule classifies the Group's adjusted IFRS operating profit based on longer-term investment returns (operating profit) from continuing long-term insurance businesses into the underlying drivers using the following categories:

  –
  Spread income represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.
  –
  Fee income represents profit driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds, net of investment management expenses.
  –
  With-profits represents the pre-tax shareholders' transfer from the with-profits business for the period.
  –
  Insurance margin primarily represents profit derived from the insurance risks of mortality and morbidity.
  –
  Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses (see below).
  –
  Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. These exclude items such as restructuring costs, which are not included in the segment profit, as well as items that are more appropriately included in other categories (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).
  –
  DAC adjustments comprise DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business written in the period.

(a)  Margin analysis of long-term insurance business – continuing operations

The following analysis expresses certain of the Group's sources of adjusted IFRS operating profit based on longer-term investment returns as a margin of policyholder liabilities or other relevant drivers. Details on the calculation of the Group's average policyholder liability balances are given in note (1).

The reconciliation of the adjusted IFRS operating profit based on longer-term investment returns by segment to profit before tax attributable to shareholders is provided in the 'Basis of performance measures' section.

	Half year 2019
	Asia £m note (b)	US £m note (c)	Group total £m	Average liability £m note (1)	Margin bps note (2)

Spread income	119	230	349	65,174	107
Fee income	111	1,238	1,349	157,676	171
With-profits	41	-	41	43,294	19
Insurance margin	852	549	1,401
Margin on revenues	1,124	-	1,124
Expenses:
Acquisition costsnote (3)	(802)	(382)	(1,184)	2,809	(42)%
Administration expenses	(547)	(637)	(1,184)	225,483	(105)
DAC adjustmentsnote (4)	132	191	323
Expected return on shareholder assets	69	14	83

	1,099	1,203	2,302
Share of related tax charges from joint ventures and associatenote (5)	(4)	-	(4)

Adjusted IFRS operating profit based on longer-term investment returns from continuing long-term business	1,095	1,203	2,298

	Half year 2018 AERnote (7)
	Asia £m note (b)	US £m note (c)	Group total £m	Average liability £m note (1)	Margin bps note (2)

Spread income	112	295	407	54,268	150
Fee income	108	1,185	1,293	149,991	172
With-profits	30	-	30	34,032	18
Insurance margin	723	463	1,186
Margin on revenues	1,004	-	1,004
Expenses:
Acquisition costsnote (3)	(721)	(384)	(1,105)	2,552	(43)%
Administration expenses	(512)	(580)	(1,092)	208,441	(105)
DAC adjustmentsnote (4)	143	10	153
Expected return on shareholder assets	58	12	70

	945	1,001	1,946
Share of related tax charges from joint ventures and associatenote (5)	(18)	-	(18)

Adjusted IFRS operating profit based on longer-term investment returns from continuing long-term business	927	1,001	1,928

	Half year 2018 CERnotes (6)(7)
	Asia £m note (b)	US £m note (c)	Total £m	Average liability £m note (1)	Margin bps note (2)

Spread income	115	314	429	57,280	150
Fee income	110	1,260	1,370	158,567	173
With-profits	31	-	31	35,700	17
Insurance margin	750	491	1,241
Margin on revenues	1,042	-	1,042
Expenses:
Acquisition costsnote (3)	(749)	(408)	(1,157)	2,674	(43)%
Administration expenses	(526)	(617)	(1,143)	219,632	(104)
DAC adjustmentsnote (4)	148	11	159
Expected return on shareholder assets	60	13	73

	981	1,064	2,045
Share of related tax charges from joint ventures and associatenote (5)	(18)	-	(18)

Adjusted IFRS operating profit based on longer-term investment returns from continuing long-term business	963	1,064	2,027

Notes to the tables throughout I(iv)

(1)
For Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period. The calculation of average liabilities for the US is generally derived from month-end balances throughout the period as opposed to opening and closing balances only. The average liabilities for fee income in the US have been calculated using daily balances instead of month-end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. Average liabilities for spread income are based on the general account liabilities to which spread income is attached. Average liabilities used to calculate the administration expenses margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson.
(2)
Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. The margin is on an annualised basis in which half year profits are annualised by multiplying by two.
(3)
The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section 'EEV basis, new business results and free surplus generation' in this document.
(4)
The DAC adjustments contain a credit of £25 million in respect of joint ventures and associate in half year 2019 (half year 2018: £14 million).
(5)
Under IFRS, the Group's share of results from its investments in joint ventures and associate accounted for using the equity method is included in the Group's profit before tax on a net of related tax basis. These tax charges are shown separately in the analysis of Asia operating profit drivers in order for the contribution from the joint ventures and associate to be included in the margin analysis on a consistent basis as the rest of the Asia's operations.
(6)
The half year 2018 comparative information has been presented at both AER and CER to eliminate the impact of exchange translation. CER results are calculated by translating prior period results using the current period foreign exchange rates. All CER profit figures have been translated at current period average rates. For Asia, CER average liabilities have been translated using current period opening and closing exchange rates. For US, CER average liabilities have been translated at the current period month-end closing exchange rates.
(7)
The half year 2018 comparative results exclude the contribution from the UK and Europe operations, which have been classified as discontinued at 30 June 2019.

(b)  Margin analysis of long-term insurance business – Asia

	Half year 2019			Half year 2018 AER			Half year 2018 CERnote (6)
Long-term business	Profit £m	Average liability £m note (1)	Margin bps note (2)	Profit £m	Average liability £m note (1)	Margin bps note (2)	Profit £m	Average liability £m note (1)	Margin bps note (2)

Spread income	119	21,816	109	112	17,872	125	115	18,515	124
Fee income	111	20,843	107	108	19,903	109	110	20,513	107
With-profits	41	43,294	19	30	34,032	18	31	35,700	17
Insurance margin	852			723			750
Margin on revenues	1,124			1,004			1,042
Expenses:
Acquisition costsnote (3)	(802)	1,978	(41)%	(721)	1,736	(42)%	(749)	1,806	(41)%
Administration expenses	(547)	42,659	(256)	(512)	37,775	(271)	(526)	39,028	(270)
DAC adjustmentsnote (4)	132			143			148
Expected return on shareholder assets	69			58			60

	1,099			945			981
Share of related tax charges from joint ventures and associatenote (5)	(4)			(18)			(18)

Adjusted IFRS operating profit based on longer-term investment returns	1,095			927			963

Analysis of Asia operating profit drivers

  –
  Spread income has increased on a CER basis by 3 per cent (AER: 6 per cent) to £119 million in half year 2019, with a decrease in the margin on a CER basis from 124 basis points (AER: 125 basis points) in half year 2018 to 109 basis points in half year 2019 predominantly reflecting the changes in investment mix, product and geographical mix as well as lower interest rates in the period.
  –
  Fee income has increased by 1 per cent on a CER basis (AER: 3 per cent) to £111 million in half year 2019, broadly in line with the increase in movement in average unit-linked liabilities.
  –
  Insurance margin has increased by 14 per cent on a CER basis (AER: 18 per cent), primarily reflecting the continued growth of the in-force book, which contains a relatively high proportion of protection products.
  –
  Margin on revenues has increased by 8 per cent on a CER basis (AER: 12 per cent) to £1,124 million in half year 2019, primarily reflecting higher premiums together with the effect of changes in product mix.
  –
  Acquisition costs have increased by 7 per cent on a CER basis (AER: 11 per cent) to £(802) million in half year 2019, compared to a 10 per cent increase in APE sales on a CER basis (AER: 14 per cent). The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator, the acquisition cost ratio would become 66 per cent (half year 2018: 69 per cent on a CER basis), the decrease being the result of product and geographical mix.
  –
  Administration expenses including renewal commissions have increased by 4 per cent on a CER basis (AER: 7 per cent) to £(547) million in half year 2019 as the business continues to expand. On a CER basis, the administration expense ratio has decreased from 270 basis points in half year 2018 to 256 basis points in half year 2019 as a result of changes in geographical and product mix.

(c)  Margin analysis of long-term insurance business – US

	Half year 2019			Half year 2018 AER			Half year 2018 CERnote (6)
Long-term business	Profit £m	Average liability £m note (1)	Margin bps note (2)	Profit £m	Average liability £m note (1)	Margin bps note (2)	Profit £m	Average liability £m note (1)	Margin bps note (2)

Spread income	230	43,358	106	295	36,396	162	314	38,765	162
Fee income	1,238	136,833	181	1,185	130,088	182	1,260	138,054	183
Insurance margin	549			463			491
Expenses:
Acquisition costsnote (3)	(382)	831	(46)%	(384)	816	(47)%	(408)	868	(47)%
Administration expenses	(637)	182,824	(70)	(580)	170,666	(68)	(617)	180,604	(68)
DAC adjustments	191			10			11
Expected return on shareholder assets	14			12			13

Adjusted IFRS operating profit based on longer-term investment returns	1,203			1,001			1,064

Analysis of US operating profit drivers

  –
  Spread income has decreased by 27 per cent on a CER basis (AER: 22 per cent) to £230 million in half year 2019, reflecting the combination of lower spread income and lower swap income. The reduction in spread income reflects the effect of lower invested asset yields. The decline in swap income is a result of the unfavourable impact of higher short-term interest rates over much of the period. The decline in spread margin to 106 basis points from 162 basis points at half year 2018 (on and AER and CER basis) in relation to average spread-related general account assets also reflects the full consolidation in the current period of the assets acquired with the John Hancock transaction in November 2018. Excluding the effect of the swaps transactions, the spread margin would have been 95 basis points (half year 2018: 133 basis points).
  –
  Fee income has decreased on a CER basis by 2 per cent (AER: increased by 4 per cent) to £1,238 million in half year 2019, primarily due to lower average separate account balances as a result of market depreciation during the second half of 2018. Fee income margin has decreased to 181 basis points from 183 basis points on a CER basis (AER: 182 basis points) primarily reflecting a change in product mix.
  –
  Insurance margin represents profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin increased on a CER basis from £491 million (AER: £463 million) in half year 2018 to £549 million in half year 2019. The increase is due to higher income from variable annuity guarantees and a contribution from the John Hancock business acquired in the fourth quarter of 2018.
  –
  Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased on a CER basis by 6 per cent (AER: 1 per cent). This primarily reflects a 4 per cent decrease in APE sales.
  –
  Administration expenses increased on a CER basis from £(617) million (AER: £(580) million) in half year 2018 to £(637) million in half year 2019, primarily as a result of higher asset-based commissions. Excluding these asset-based commissions, the resulting administration expense ratio would be 34 basis points (half year 2018: 34 basis points on a CER basis; 33 basis points on AER basis).
  –
  DAC adjustments in half year 2019 was a positive £191 million (half year 2018: positive £11 million on a CER basis) due to a decrease in the DAC amortisation charge. The lower DAC amortisation charge in half year 2019 arises largely from a deceleration of amortisation of £148 million (half year 2018: acceleration of £(45) million on a CER basis) driven primarily by higher equity market returns in the first half of 2019.

Analysis of adjusted IFRS operating profit based on longer-term investment returns for US insurance operations before and after acquisition costs and DAC adjustments

	Half year 2019 £m				Half year 2018 AER £m				Half year 2018 CERnote (6) £m
		Acquisition costs				Acquisition costs				Acquisition costs
	Before acquisition costs and DAC adjustments	Incurred	Deferred	After acquisition costs and DAC adjustments	Before acquisition costs and DAC adjustments	Incurred	Deferred	After acquisition costs and DAC adjustments	Before acquisition costs and DAC adjustments	Incurred	Deferred	After acquisition costs and DAC adjustments

Total adjusted IFRS operating profit based on longer-term investment returns before acquisition costs and DAC adjustments	1,394	-	-	1,394	1,375	-	-	1,375	1,462	-	-	1,462
Less new business strain	-	(382)	285	(97)	-	(384)	290	(94)	-	(408)	308	(100)
Other DAC adjustments—amortisation of previously deferred acquisition costs:												-
Normal	-	-	(242)	(242)	-	-	(238)	(238)	-	-	(253)	(253)
(Accelerated) decelerated	-	-	148	148			(42)	(42)	-	-	(45)	(45)

Total adjusted IFRS operating profit based on longer-term investment returns	1,394	(382)	191	1,203	1,375	(384)	10	1,001	1,462	(408)	10	1,064

Analysis of adjusted IFRS operating profit based on longer-term investment returns for US by product

	Half year	Half year 2018 £m		Half year 2019 vs half year 2018%
	2019 £m	AER	CERnote (6)	AER	CERnote (6)

Spread business	123	153	163	(20)%	(25)%
Fee business	1,048	791	841	32%	25%
Life and other business	32	57	60	(44)%	(47)%

Total insurance business	1,203	1,001	1,064	20%	13%
Asset management and broker-dealer	12	1	1	1,100%	1,100%

Total US	1,215	1,002	1,065	21%	14%

The analysis of adjusted IFRS operating profit based on longer-term investment returns for US by product represents the net profit generated by each line of business after allocation of costs. Broadly:

  –
  Spread business is the net adjusted operating profit for fixed annuity, fixed indexed annuity and guaranteed investment contracts and largely comprises spread income less costs.
  –
  Fee business represents profit from variable annuity products. As well as fee income, revenue for this product line includes spread income from investments directed to the general account and other variable annuity fees included in insurance margin.
  –
  Life and other business include profit from the REALIC business and other closed life books. Revenue allocated to this product line includes spread income and premiums and policy charges for life protection, which are included in insurance margin after claim costs.

I(iv)
Asia operations—analysis of adjusted IFRS operating profit based on longer-term investment returns by business unit

(a)
Analysis of adjusted IFRS operating profit based on longer-term investment returns by business unit

Adjusted operating profit based on longer-term investment returns for Asia operations are analysed below. The table below presents the half year 2018 results on both AER and CER bases to eliminate the impact of exchange translation.

	2019 £m	2018 £m		Half year 2019 vs half year 2018%
	Half year	Half year AER	Half year CER	AER	CER

Hong Kong	260	190	202	37%	29%
Indonesia	200	205	212	(2)%	(6)%
Malaysia	109	97	99	12%	10%
Philippines	26	20	21	30%	24%
Singapore	176	143	149	23%	18%
Thailand	48	46	48	4%	0%
Vietnam	83	63	67	32%	24%

South-east Asia including Hong Kong	902	764	798	18%	13%
China JV	69	62	61	11%	13%
Taiwan	24	19	20	26%	20%
Other	30	33	32	(9)%	(6)%
Non-recurrent items*	76	69	72	10%	6%

Total insurance operations	1,101	947	983	16%	12%
Share of related tax charges from joint ventures and associate	(4)	(18)	(18)	78%	78%
Development expenses	(2)	(2)	(2)	-	-

Total long-term business	1,095	927	963	18%	14%
Asset management (Eastspring Investments)	103	89	92	16%	12%

Total Asia	1,198	1,016	1,055	18%	14%

*
In half year 2019, the adjusted IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £76 million (half year 2018: £69 million) representing a small number of items that are not expected to reoccur, including the impact of a refinement to the run-off of the allowance for prudence within technical provisions.
(b)
Analysis of Eastspring Investments operating profit for the period

	2019 £m	2018 £m

	Half year	Half year

Operating income before performance-related feesnote (1)	239	216
Performance-related fees	1	2

Operating income (net of commission)note (2)	240	218
Operating expensenote (2)	(121)	(116)
Group's share of tax on joint ventures' operating profit	(16)	(13)

Operating profit for the period	103	89

Average funds under management	£162.4bn	£139.5bn
Margin based on operating income*	29bps	31bps
Cost/income ratio†	51%	54%

Notes

(1)
Operating income before performance-related fees for Eastspring Investments can be further analysed as follows:

	Retail £m	Margin of FUM* bps	Institutional‡ £m	Margin of FUM* bps	Total £m	Margin of FUM* bps

30 Jun 2019	148	51	91	18	239	29
30 Jun 2018	128	54	88	19	216	31

  *
  Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.
  †
  Cost/income ratio represents cost as a percentage of operating income before performance-related fees.
  ‡
  Institutional includes internal funds.
(2)
Operating income and expense include the Group's share of contribution from joint ventures (but excludes any contribution from associates). In the condensed consolidated income statement of the Group IFRS basis results, the net post-tax income of the joint ventures and associates is shown as a single line item.

(c)
Eastspring Investments total funds under management

Eastspring Investments, the Group's asset management business in Asia, manages funds from external parties and also funds for the Group's insurance operations. The table below analyses the total funds under management managed by Eastspring Investments.

	2019 £bn	2018 £bn
	30 Jun	31 Dec

External funds under management*	67.0	61.1
Internal funds under management	102.5	90.2

Total funds under management	169.5	151.3

*
The external funds under management for Eastspring Investments include Asia Money Market Funds at 30 June 2019 of £10.5 billion (31 December 2018: £11.6 billion).

I(v) Additional financial information on the discontinued UK and Europe operations

(a)
Analysis of profit for the period by driver

	2019 £m	2018 £m

	Half year	Half year

Core profit from long-term business	345	255
Shareholder-backed annuity new business	8	3
Changes in longevity assumption basis	127	-
Other management actions to improve solvency	16	63
Insurance recoveries in respect of the review of past annuity sales	-	166

Operating profit from long-term business	496	487
General insurance commissions	2	19
Asset management operations	239	272
Head office costs	(21)	-
Restructuring costs	(29)	(42)

Adjusted IFRS operating profit based on longer-term investment returns	687	736
Fair value loss on debt extinguishmentnote	(169)	-
Other non-operating profit (loss)	299	(635)

Profit before tax	817	101
Tax charge attributable to shareholders' returns	(172)	(18)

Profit for period, net of related tax	645	83

Note

As described in note C6.1(vi) of the Group IFRS basis results, during the first half of 2019, the Group agreed to change the terms of certain debt holdings to enable M&GPrudential to be substituted as the issuer of the instruments (in the place of Prudential plc). The change in fair value of debt, driven by the higher coupon, will be borne by M&GPrudential post the proposed demerger and hence it has been included in the results from discontinued operations in the table above. The half year 2018 comparative results include a £(513) million loss arising on the reinsurance of part of the UK annuity portfolio to Rothesay Life.

(b)
Analysis of M&G Investments operating profit for the period

	2019 £m	2018 £m

	Half year	Half year

Asset management fee income	511	552
Other income	12	1

Operating income before performance-related feesnote	523	553
Staff costs	(176)	(190)
Other costs	(122)	(107)

Operating expense	(298)	(297)
Underlying profit before performance-related fees	225	256
Performance-related fees	7	8
Share of associate's results	7	8

Operating profit based on longer-term investment returns	239	272

Average funds under management	£263.8bn	£285.3bn
Margin based on operating income*	40bps	39bps
Cost/income ratio†	57%	54%

Note

Operating income before performance-related fees can be further analysed as follows:

	Retail £m	Margin of FUM* bps	Institutional‡ £m	Margin of FUM* bps	Total £m	Margin of FUM* bps

30 Jun 2019	280	83	243	25	523	40
30 Jun 2018	331	84	222	21	553	39

*
Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.
†
Cost/income ratio represents operating expense as a percentage of operating income before performance-related fees.
‡
Institutional includes internal funds.
(c)
M&G Investments total funds under management

M&G, the asset management business of M&GPrudential, manages funds from external parties and also funds for the Group's insurance operations. The table below analyses the total funds under management managed by M&G Investments.

	2019 £bn	2018 £bn
	30 Jun	31 Dec

External funds under management	153.0	146.9
Internal funds under management	123.7	118.2

Total funds under management	276.7	265.1

I(vi)
Pro forma Prudential Group IFRS shareholders' equity, excluding M&GPrudential, as at 30 June 2019

The pro forma impact on the Prudential Group IFRS shareholders' equity below illustrates the estimated effect of the proposed demerger of M&GPrudential from Prudential plc as if it had completed as at 30 June 2019, is provided in the table below.

30 Jun 2019 £bn

IFRS shareholders' equity as reported in the statement of financial position	19.7
Adjustments:note (1)

Remove IFRS shareholders' equity of the discontinued M&GPrudential operations	(8.3)
Dividends to be remitted by M&GPrudential to Prudential plc prior to demerger	3.3
Directly attributable transaction costs to be borne by Prudential plc	(0.1)

(5.1)

Pro forma IFRS shareholders' equitynote (2)	14.6

Notes

(1)
The adjustments as shown in the table above, which result in a decrease in IFRS shareholders' equity of £5.1 billion, represent the estimated impact on the retained Prudential Group's IFRS shareholders' equity of the proposed demerger. The adjustments, which are calculated based on the information and assumptions at 30 June 2019 and therefore, do not necessarily represent the actual financial position following the proposed demerger, include:

–
The removal of the IFRS shareholders' equity of M&GPrudential as at 30 June 2019 of £8.3 billion, as shown in note D2.2;
–
The expected proceeds of £3.0 billion from a pre-demerger dividend to be paid by M&GPrudential to Prudential plc, shortly before demerger, together with planned dividends of £0.3 billion expected to be paid earlier. All dividends are subject to the customary legal and governance considerations required before approval by the M&GPrudential Board; and
–
£0.1 billion of expected transaction related costs associated with the proposed demerger that have yet to be incurred at 30 June 2019, principally relating to fees to advisors. Further information on the total costs associated with the demerger are set out in the CFO Report.

The expected transfer of £3.2 billion of debt to M&GPrudential prior to the proposed demerger by substituting M&GPrudential in the place of Prudential plc as issuer of such debt, as discussed in note C6.1, does not result in a separate pro forma adjustment to IFRS shareholders equity.

(2)
No account has been taken of any trading and other changes in financial position of the Prudential Group after 30 June 2019, thus the pro forma IFRS shareholders' equity does not reflect the actual IFRS shareholders' equity of the retained Prudential Group following the completion of the demerger.

I(vii) Return on IFRS shareholders' funds

Operating return on IFRS shareholders' funds is calculated as operating profit net of tax and non-controlling interests divided by opening shareholders' equity. Total comprehensive return on shareholders' funds is calculated as IFRS total comprehensive income for the period net of tax and non-controlling interests divided by opening shareholders' equity. Detailed reconciliation of operating profit based on longer-term investment returns to IFRS profit before tax for continuing operations is shown in note B1.1 to the Group IFRS basis results. The reconciliation for discontinued operations is shown in note I(vi).

	Half year 2019 £m

	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Total Group

Operating profit based on longer-term investment returns	1,198	1,215	(389)	2,024	687	2,711
Tax on operating profit	(168)	(203)	39	(332)	(146)	(478)
Profit attributable to non-controlling interests	(4)	-	(1)	(5)	-	(5)

Operating profit based on longer-term investment returns, net of tax and non-controlling interests	1,026	1,012	(351)	1,687	541	2,228
Non-operating profit (loss), net of tax	607	(1,222)	(182)	(797)	104	(693)

IFRS profit for the period, net of tax and non-controlling interests	1,633	(210)	(533)	890	645	1,535
Other comprehensive income, net of tax and non-controlling interests	84	1,748	(82)	1,750	4	1,754

IFRS total comprehensive income	1,717	1,538	(615)	2,640	649	3,289
Opening shareholders' funds	6,419	5,624	(3,494)	8,549	8,700	17,249

Annualised operating return on shareholders' funds (%)*	32%	36%	(20)%	39%	12%	26%
Annualised total comprehensive return on shareholders' funds (%)*	53%	55%	(35)%	62%	15%	38%

*
Half year profits are annualised by multiplying by two.

	Half year 2018* £m

	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Total Group

Operating profit based on longer-term investment returns	1,016	1,002	(349)	1,669	736	2,405
Tax on operating profit	(151)	(177)	41	(287)	(142)	(429)
Profit attributable to non-controlling interests	-	-	(1)	(1)	-	(1)

Operating profit based on longer-term investment returns, net of tax and non-controlling interests	865	825	(309)	1,381	594	1,975
Non-operating profit (loss), net of tax	(326)	145	72	(109)	(511)	(620)

IFRS profit for the period, net of tax and non-controlling interests	539	970	(237)	1,272	83	1,355
Other comprehensive income, net of tax and non-controlling interests	22	(790)	(66)	(834)	62	(772)

IFRS total comprehensive income	561	180	(303)	438	145	583
Opening shareholders' funds	5,925	5,248	(3,331)	7,842	8,245	16,087

Annualised operating return on shareholders' funds (%)†	29%	31%	(19)%	35%	14%	25%
Annualised total comprehensive return on shareholders' funds (%)†	19%	7%	(18)%	11%	4%	7%

*
The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations as at 30 June 2019.
†
Half year profits are annualised by multiplying by two.

	Full year 2018* £m

	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Total Group

Operating profit based on longer-term investment returns	2,164	1,919	(781)	3,302	1,525	4,827
Tax on operating profit	(308)	(301)	110	(499)	(293)	(792)
Profit attributable to non-controlling interests	(1)	-	(2)	(3)	-	(3)

Operating profit based on longer-term investment returns, net of tax and non-controlling interests	1,855	1,618	(673)	2,800	1,232	4,032
Non-operating profit (loss), net of tax	(496)	(134)	(15)	(645)	(377)	(1,022)

IFRS profit for the period, net of tax and non-controlling interests	1,359	1,484	(688)	2,155	855	3,010
Other comprehensive income, net of tax and non-controlling interests	221	(754)	(185)	(718)	57	(661)

IFRS total comprehensive income	1,580	730	(873)	1,437	912	2,349
Opening shareholders' funds	5,925	5,248	(3,331)	7,842	8,245	16,087

Operating return on shareholders' funds (%)	31%	31%	(20)%	36%	15%	25%
Total comprehensive return on shareholders' funds (%)	27%	14%	(26)%	18%	11%	15%

*
The full year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations as at 30 June 2019.

Return on shareholders' funds based on total profit for the period

Total return on shareholders' funds is calculated as IFRS profit for the period net of tax and non-controlling interests divided by opening shareholders' equity.

	2019 £m	2018 £m
	Half year*	Half year*	Full year

Total profit for the period, net of tax and minority interest	1,535	1,355	3,010
Opening Shareholders' funds	17,249	16,087	16,087
Return on shareholders' funds	18%	17%	19%

*
Half year profits are annualised by multiplying by two.

II     Calculation of alternative performance measures

The half year 2019 report uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i) Reconciliation of adjusted IFRS operating profit based on longer-term investment returns from continuing operations to profit before tax

Adjusted IFRS operating profit attributable to shareholders based on longer-term investment returns from continuing operations (operating profit) presents the operating performance of the business. This measurement basis adjusts for the following items within total IFRS profit before tax:

–
Short-term fluctuations in investment returns on shareholder-backed business;
–
Amortisation of acquisition accounting adjustments arising on the purchase of business;
–
Gain or loss on corporate transactions, such as disposals undertaken in the period; and
–
Profit for the period from discontinued operations.

More details on how adjusted IFRS operating profit based on longer-term investment returns is determined are included in note B1.3 of the Group IFRS basis results.

II(ii)   Calculation of IFRS gearing ratio

IFRS gearing ratio is calculated as net core structural borrowings of shareholder-financed businesses divided by closing IFRS shareholders' equity plus net core structural borrowings.

	2019 £m	2018 £m
	30 Jun	30 Jun	31 Dec

Core structural borrowings of shareholder-financed businesses	7,441	6,367	7,664
Less holding company cash and short-term investments	(2,365)	(2,210)	(3,236)

Net core structural borrowings of shareholder-financed businesses	5,076	4,157	4,428
Closing shareholders' equity	19,672	15,882	17,249

Closing shareholders' equity plus net core structural borrowings	24,748	20,039	21,677

IFRS gearing ratio	21%	21%	20%

II(iii)  Calculation of IFRS shareholders' funds per share

IFRS shareholders' funds per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the period (30 June 2019: 2,600 million shares; 30 June 2018: 2,592 million shares; 31 December 2018: 2,593 million shares).

	30 Jun 2019

	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Total Group

Closing IFRS shareholders' equity (£ million)	7,643	6,752	(3,003)	11,392	8,280	19,672
Shareholders' funds per share (pence)	294p	260p	(116)p	438p	319p	757p

	30 Jun 2018

	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Total Group

Closing IFRS shareholders' equity (£ million)	5,740	5,100	(3,004)	7,836	8,046	15,882
Shareholders' funds per share (pence)	221p	197p	(116)p	302p	311p	613p

	31 Dec 2018

	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Total Group

Closing IFRS shareholders' equity (£ million)	6,419	5,624	(3,494)	8,549	8,700	17,249
Shareholders' funds per share (pence)	248p	217p	(135)p	330p	335p	665p

II(iv)  Calculation of asset management cost/income ratio

The asset management cost/income ratio is calculated as asset management operating expenses, adjusted for commission and joint venture contribution, divided by asset management total IFRS revenue, adjusted for commission, joint venture contribution, performance-related fees and non-operating items.

	Eastspring Investments – continuing
	2019 £m	2018 £m
	Half year	Half year

Operating income before performance-related fees	239	216
Share of joint venture revenue	(93)	(99)
Commission	68	59
Performance-related fees	1	2

IFRS revenue	215	178

Operating expense	121	116
Share of joint venture expense	(40)	(58)
Commission	68	59

IFRS charges	149	117

Cost/income ratio: operating expense/operating income before performance-related fees	51%	54%

	M&GPrudential asset management – discontinued
	2019 £m	2018 £m
	Half year	Half year

Operating income before performance-related fees	523	553
Commission	132	155
Performance-related fees	7	8
Investment return	-	-
Short-term fluctuations in investment returns on shareholder-backed business	7	(6)

IFRS revenue	669	710

Operating expense used in cost/income ratio	298	297
Investment return	-	-
Commission	132	155

IFRS charges	430	452

Cost/income ratio: operating expense/operating income before performance-related fees	57%	54%

II(v)   Reconciliation of Asia renewal insurance premium to gross premiums earned

Asia renewal insurance premium is calculated as IFRS gross earned premiums less new business premiums and adjusted for the contribution from joint ventures.

	2019 £m	2018 £m
	Half year	Half year

Asia renewal insurance premium	7,093	6,076
Add: General insurance premium	50	42
Add: IFRS gross earned premium from new regular and single premium business	2,406	2,237
Less: Renewal premiums from joint ventures	(693)	(619)

Asia segment IFRS gross premiums earned	8,856	7,736

EXHIBITS

Documents files as exhibits in this Form 6-K:

Exhibit Number	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 14 August 2019	PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ MARK FITZPATRICK
		Name:	Mark FitzPatrick
		Title:	Chief Financial Officer and Chief Operating Officer